Filed Pursuant to Rule 424(b)(4)
Registration No. 333-196979

PROSPECTUS

5,000,000 Shares

Immune Design Corp.

Common Stock

We are offering 5,000,000 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. The initial public offering price of our shares of common stock is $12.00 per share.

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “IMDZ.” We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial Public Offering Price	$12.00	$60,000,000
Underwriting Discounts and Commissions(1)	$0.84	$4,200,000
Proceeds to Us, Before Expenses	$11.16	$55,800,000

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

Certain of our existing stockholders, including certain affiliates of our directors, are purchasing an aggregate of $20.1 million of shares of our common stock in this offering at the initial public offering price.

Delivery of the shares of common stock in this offering is expected to be made on or about July 29, 2014. We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional shares of common stock.

Joint Book-Running Managers

Jefferies	Leerink Partners

Lead Manager

Wells Fargo Securities

Prospectus dated July 23, 2014

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You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until and including August 17, 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of our common stock and the distribution of this prospectus outside the United States.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Immune Design,” “the company,” “we,” “us,” “our” and similar references refer to Immune Design Corp. The Immune Design logo, “DCVex” and “GLAAS” are our unregistered trademarks. This prospectus also contains registered marks, trademarks and trade names of other companies. All other trademarks, registered marks and trade names appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before buying our common stock. Therefore, you should read the entire prospectus carefully, especially the sections entitled “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus.

Our Company

We are a clinical-stage immunotherapy company with next-generation in vivo approaches designed to enable the body’s immune system to fight disease. We have engineered our technologies to activate the immune system’s natural ability to create tumor-specific cytotoxic T cells, or CTLs, to fight cancer. We are developing multiple product candidates from our two discovery platforms, DCVexTM and GLAASTM, which we believe have the potential to treat a broad patient population. Our product candidates, LV305, CMB305 and G100, utilize multiple immuno-oncology approaches and, we believe, address the shortcomings of existing therapies. The following is our product development pipeline based on our DCVex and GLAAS platforms:

■	LV305 was developed from the DCVex platform and we are currently enrolling patients in a Phase 1 clinical trial for the treatment of five solid tumor types. We commenced the trial in April 2014, with the first patient treated in June 2014, and expect it to be completed by the end of 2014 with safety and immunogenicity data expected to be available in the first quarter of 2015.

■	CMB305 is a prime-boost approach that combines LV305 with a second agent, G305. G305 is based on our GLAAS platform and is in a Phase 1 clinical trial. We expect to commence a Phase 1 clinical trial for CMB305 in a subset of the tumor types studied in the LV305 and G305 trials by the end of 2014 with data expected to be available by mid-2015.

■	G100 was developed from the GLAAS platform and we are currently enrolling patients with Merkel cell carcinoma in a Phase 1 clinical trial. We commenced the trial in January 2014 and expect it to be completed in the first quarter of 2015. Notably, one of our first patients treated had an initial complete response in the single loco-regional tumor treated with G100. While we believe this initial complete response may be related to treatment with G100, the results from our Phase 1 clinical trial are not yet final, and we cannot be certain that this is the case or that this, or any future response observed, will be durable.

Because of its prime-boost approach, we believe CMB305 should be more effective than either of LV305 or G305 alone. Although we currently intend to focus our development efforts on CMB305 and G100, we plan to conduct a small exploratory trial to compare LV305 and CMB305 in the same tumor types. After reviewing those data, we may elect to separately develop LV305.

Our immuno-oncology product candidates are being developed in two separate approaches: Specific Antigen and Endogenous Antigen. The Specific Antigen approach uses selected antigens that are also present in the patient’s tumor so that the immune system will be educated to recognize the tumor antigen and kill tumor cells expressing the antigen. The Endogenous Antigen approach, in contrast, does not require a selected antigen present in the tumor. It instead relies on treatments such as chemotherapy or local radiation to lyse tumors and release endogenous antigens, which are then captured by neighboring GLAAS-activated dendritic cells, generating a broad and varied immune response.

While our primary focus is immuno-oncology, we believe that our platforms also have therapeutic potential in infectious disease, allergy and autoimmune disease.

DCVex and GLAAS: Complementary Product Discovery Platforms

We believe our approach to fighting cancer is the first of its kind. We utilize DCVex and GLAAS to develop product candidates that work in vivo and are designed to create and expand diverse armies of CTLs to fight tumors. An in vivo approach is preferable because it addresses both cumbersome administration and the need for patient customization inherent in ex vivo approaches.

DCVex is a discovery platform that uses a first-in-class vector to generate product candidates designed to create CTLs in vivo. A primary function of CTLs is the selective recognition and subsequent destruction of tumor cells. The DCVex vector is a delivery system based on a re-engineered virus to carry the genetic information of a tumor antigen safely and selectively to dendritic cells, or DCs, in the skin. DCs are the most important immune cells because they initiate the specific immune response that generates CTLs to kill the tumor. When DCVex-based product candidates are injected into a cancer patient, the vector is designed to only interact with these DCs, delivering the tumor antigen in the form of RNA. The DC then processes the RNA into a protein, splits the protein and presents the protein fragments outside of the cell to neighboring resting CD8 T cells, which are precursors to CTLs. When a CD8 T cell is presented with a new antigen protein fragment by the DC, it becomes activated and starts dividing, creating millions of CTLs that will kill tumor cells bearing that same specific tumor antigen. DCVex product candidates have the potential to carry the genetic material of different tumor antigens and as a result, can target multiple types of cancers.

The DCVex Difference

■	Selectivity for DCs generates the maximum CTL response.

■	Capacity for substantial genetic payload supports multiple tumor antigens or a combination of tumor antigens and other immune stimulatory molecules, such as checkpoint inhibitors.

■	No prior immunity to DCVex vectors allows for multiple administrations and therefore increases the potential for therapeutic benefit.

■	Integration deficiency of DCVex vectors makes them safer for patients.

■	Platform to generate product candidates for multiple indications because each DCVex product candidate can target a different tumor.

The GLAAS platform also works in vivo and is based on a small synthetic molecule called GLA, which stands for glucopyranosyl lipid A. GLA selectively binds to the TLR4 receptor and causes potent activation of the DC. When GLA is accompanied by a tumor antigen and injected into a patient, the combination is taken up by DCs and leads to the production and expansion of immune cells called CD4 T helper lymphocytes. Similar to CTLs, these CD4 T cells will be specific to the tumor antigen taken up by the DC, but unlike CTLs, they generally cannot kill antigen-bearing tumor cells. They do, however, play a key role in boosting the anti-tumor immune response by: (1) expanding the number and function of existing CTLs that are specific to the same tumor antigen; and (2) providing help to other immune cells, including B lymphocytes that produce antibodies and natural killer, or NK, cells that are also important in the overall anti-tumor immune response. We therefore believe that product candidates containing GLAAS with a tumor antigen will be effective in amplifying the anti-tumor activity of CTLs, as well as other beneficial anti-tumor mechanisms. Like DCVex, GLAAS product candidates have the potential to target multiple types of cancers.

The GLAAS Difference

■	A strong immune response whereby DCs are activated and can express antigens, as well as secrete a number of inflammatory cytokines that lead to the activation of other immune cells, such as NK cells.

■	When accompanied by an antigen in protein form, generation of a strong, antigen-specific adaptive immune response characterized by CD4 T cells.

■	Reversal of allergic immune response to a normal immune state.

The combination of DCVex and GLAAS synergize to yield a more potent immune response called a heterologous prime-boost. DCVex primes the immune system by triggering the generation of CTLs, while GLAAS, by activation of CD4 T cells, boosts the immune response by expanding and enhancing the function of CTLs and other anti-tumor immune mechanisms. We believe that this combination of different technologies results in a first-in-class and best-in-class approach to generate and expand CTLs.

Our Clinical Programs

Our clinical-stage oncology product candidates are depicted in the following diagram:

*	Although LV305 and G305 could have potential therapeutic benefit as single therapies, we plan to evaluate G305 combined with LV305 as CMB305. In addition, although we believe CMB305 should be more effective than LV305 alone, we are preserving the ability to separately develop LV305.

LV305 and CMB305, our first product candidates developed under the Specific Antigen approach, target the tumor antigen NY-ESO-1. We have selected NY-ESO-1 because it is highly expressed in a number of tumors, but the immune system rarely mounts an effective immune response against it. Additionally, its safety has been evaluated by others in numerous clinical trials. We are conducting, or planning to conduct, Phase 1 clinical trials of G305, LV305 and CMB305 in patients with solid tumors, including both rare tumors, such as synovial sarcoma, an orphan disease, and higher-incidence tumors such as lung, ovarian, melanoma and breast. An orphan disease is generally defined as a disease or condition with a patient population of fewer than

200,000 individuals annually in the United States. If we are able to obtain orphan drug designation from the U.S. Food and Drug Administration, or FDA, for any of our Specific Antigen approach product candidates for synovial sarcoma, we may be able to obtain certain benefits such as research tax credits, grant funding and the potential for seven years of marketing exclusivity under certain circumstances. Because we believe CMB305, the prime-boost combination of LV305 and G305, should be the most potent therapy under the Specific Antigen approach, we are planning to focus our development on this product candidate and progress it into more advanced clinical trials. However, we plan to conduct a small exploratory trial to compare LV305 and CMB305 in the same tumor types. Additionally, although we believe G305 may be an effective therapy with patients who have pre-existing but insufficient immune responses prior to treatment, we do not intend to develop it as a stand-alone product.

G100 is our first product candidate being developed under our Endogenous Antigen approach and is currently being evaluated in a Phase 1 clinical trial. This trial is evaluating intra-tumoral injection of G100 in patients with either loco-regional or metastatic Merkel cell carcinoma, or MCC, an orphan disease. If G100 demonstrates an acceptable safety profile in the initial phase of the trial, we intend to combine G100 with local radiation. We have observed an initial complete response in one of the first patients in the single loco-regional tumor treated. We began enrolling patients in January 2014 and expect this trial to be completed in the first quarter of 2015. We intend to use the results to plan both the potential further development of G100, including a potential registration path in MCC, and the development of G100 for the treatment of an additional tumor type, such as a type of non-Hodgkin lymphoma.

The Difference of Our Immuno-Oncology Product Candidates

We have designed our product candidates to be different from current and traditional immuno-oncology products in the following ways:

■	Focus on CTLs because we believe they are the optimal mechanism for killing tumor cells.

■	Select and administer tumor antigens effectively by delivering the antigen in the form of RNA directly to the DCs.

■	Administer the therapy in vivo.

■	Implement a prime-boost strategy to enhance CTL generation and trigger mechanisms to augment the immune response.

■	Leverage combination therapies such as those with check-point inhibitors to provide significant therapeutic benefit.

■	Cause antigen spreading from tumor lysis, leading to a second wave of diverse and targeted CTL generation.

Our Strategy

■	Develop product candidates to treat a broad patient population.

■	Rapidly advance first-in-class immuno-oncology product candidates through clinical development.

■	Leverage our platforms’ ability to address multiple tumor types to build a robust product pipeline.

■	Selectively monetize non-oncology indications, while retaining optionality for internal development.

■	Establish infrastructure and capabilities to support the future commercialization of our products.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks and uncertainties. As a clinical-stage biotechnology company, we face many risks inherent in our business and our industry generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our common stock. These risks include, among others, the following:

■	we had a net loss of $16.0 million for the year ended December 31, 2013, and an accumulated deficit of $64.8 million as of March 31, 2014, and we anticipate that we will incur net losses for the foreseeable future;

■	our only source of revenue is from the sale of GLA and collaboration and licensing agreements and, as a result, we may never achieve or maintain profitability;

■	we will require additional capital to finance our operations;

■	our success is dependent on the successful development, regulatory approval and commercialization of our product candidates, all of which are novel and in early clinical development;

■	if our product candidates fail to meet safety and efficacy endpoints in clinical trials, they will not receive regulatory approval and we will be unable to market them;

■	we are subject to regulatory approval processes that are lengthy, time-consuming and inherently unpredictable and we may not obtain approval for any of our product candidates from the FDA or foreign regulatory authorities;

■	our DCVex platform is novel, which may raise new regulatory issues that could delay or make regulatory approval of our DCVex product candidates more difficult;

■	we may encounter delays in our clinical enrollment or other unforeseen challenges because the viral vector used in LV305 and CMB305 was constructed from genetic sequences, some of which were derived from HIV;

■	termination of our licenses with the Infectious Disease Research Institute, the University of North Carolina at Chapel Hill and the California Institute of Technology would result in our losing rights to critical patents, including GLA patents, and our ability to commercialize our product candidates relating to the underlying patents;

■	manufacturers have limited or no experience producing our product candidates and may not produce our vectors and product candidates at the quality, quantities, locations and timing needed to support clinical trials or commercialization;

■	we may not be able to protect our intellectual property rights, including the patents related to GLA, which we license from the Infectious Disease Research Institute, and patents related to our DCVex-based product candidates, which we license from the University of North Carolina at Chapel Hill and the California Institute of Technology;

■	we may be unable to recruit or retain key employees, particularly those with experience in immuno-oncology, including our executive officers; and

■	we depend on the performance of third parties, including contract research organizations and third-party manufacturers, including the manufacturer of our lentiviral vectors.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in February 2008. Our principal executive offices are located at 1616 Eastlake Ave. E., Suite 310, Seattle, Washington 98102, and our telephone number is (206) 682-0645. Our website address is www.immunedesign.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

■	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

■	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

■	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

■	reduced disclosure about the company’s executive compensation arrangements; and

■	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700.0 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock to be offered	5,000,000 shares

Common stock to be outstanding immediately following this offering	15,768,867 shares

Option to purchase additional shares	We have granted the underwriters an option for 30 days from the date of this prospectus to purchase up to 750,000 additional shares of common stock.

Use of proceeds	We expect to use the proceeds of this offering to fund clinical development of CMB305 and G100 and for working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	IMDZ

Certain of our existing stockholders, including certain affiliates of our directors, are purchasing an aggregate of $20.1 million of shares of our common stock in this offering at the initial public offering price.

The number of shares of our common stock outstanding immediately following this offering set forth above is based on 10,139,172 shares of our common stock outstanding as of March 31, 2014, and gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 9,769,422 shares of our common stock.

The number of shares of our common stock outstanding immediately following this offering excludes:

■	1,454,283 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, under our 2008 Equity Incentive Plan, or 2008 Plan, at a weighted-average exercise price of $1.20 per share (which excludes 367,870 shares of our common stock issuable upon the exercise of outstanding stock options granted from April 1, 2014 to July 16, 2014, at a weighted-average exercise price of $8.50 per share);

■	1,400,000 shares of our common stock (which includes 132,003 shares available for issuance under our 2008 Plan as of March 31, 2014), reserved for issuance under our 2014 Omnibus Incentive Plan, or 2014 Plan, which will become effective immediately prior to the closing of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan; and

■	155,220 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, or ESPP, which will become effective upon completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

Except as otherwise indicated, the information in this prospectus assumes or gives effect to:

■	a 1-for-8.175 reverse stock split of our common stock and convertible preferred stock effected on July 14, 2014;

■	no exercise by the underwriters of their option to purchase up to 750,000 additional shares of common stock from us;

■	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 9,769,422 shares of our common stock immediately prior to the closing of this offering;

■	the exercise at the closing of the offering, on a net issuance basis based on the initial public offering price of $12.00 per share, of warrants to purchase 1,975,532 shares of our Series C convertible preferred stock outstanding as of March 31, 2014, that we issued in connection with a financing in October 2013, or the 2013 warrants, into 629,695 shares of our common stock upon conversion of our Series C convertible preferred stock issuable upon exercise of the 2013 warrants, at an exercise price of $8.18 per share, which will expire upon the closing of this offering if not exercised;

■	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the closing of this offering; and

■	no purchases by certain of our existing stockholders, including certain affiliates of our directors, who are purchasing an aggregate of $20.1 million of shares of our common stock in this offering.

If holders of the 2013 warrants decide to exercise for cash prior to the closing of this offering, the number of shares issuable upon such exercise will increase from the assumed number of shares set forth above.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the statements of operations data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited financial statements, included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014, are derived from our unaudited interim financial statements, included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results to be expected for the full year or any period in the future. The summary financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, included elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and the related notes thereto.

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
	(in thousands, except share and per share amounts)
			(unaudited)

Statements of Operations Data:
Total revenues	$2,960	$1,599	$564	$25
Operating expenses:
Cost of product sales	1,518	669	212	14
Research and development	8,604	11,554	2,543	4,078
General and administrative	3,713	4,433	781	1,446

Total operating expenses	13,835	16,656	3,536	5,538

Loss from operations	(10,875)	(15,057)	(2,972)	(5,513)
Interest and other income	35	37	31	1
Change in fair value of convertible preferred stock warrant liability	—	(955)	—	(2,711)

Net loss attributable to common stockholders	$(10,840)	$(15,975)	$(2,941)	$(8,223)

Basic and diluted net loss per share attributable to common stockholder(1)	$(30.43)	$(43.48)	$(8.14)	$(22.25)

Weighted-average shares used to compute basic and diluted net loss per share attributable to common stockholders(1)	356,215	367,437	361,370	369,656

Pro forma basic and diluted net loss per common share (unaudited)(1)		$(2.28)		$(0.81)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)(1)		7,008,481		10,139,078

(1)	See Note 2 of our financial statements included elsewhere herein for an explanation of the method used to compute basic and diluted net loss per share of common stock, unaudited pro forma basic and diluted net loss per share of common stock and the weighted-average number of shares used in computation of the per share amounts.

	AS OF MARCH 31, 2014
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$25,016	$25,016	$78,243
Working capital	23,194	23,194	76,421
Total assets	25,830	25,830	79,057
Convertible preferred stock warrant liability	6,047	—	—
Convertible preferred stock	81,394	—	—
Total stockholders’ (deficit) equity	(63,870)	23,571	76,798

The unaudited pro forma column in the balance sheet data above gives effect to the following transactions and adjustments as if they had occurred as of March 31, 2014:

■	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 9,769,422 shares of our common stock upon the closing of this offering;

■	the exercise at the closing of the offering, on a net issuance basis based on the initial public offering price of $12.00 per share, of the 2013 warrants into 629,695 shares of our common stock upon conversion of our Series C convertible preferred stock issuable upon exercise of the 2013 warrants, at an exercise price of $8.18 per share, which will expire upon the closing of this offering if not exercised; and

■	the reclassification of the convertible preferred stock warrant liability to common stock and additional paid-in-capital in connection with the exercise of the 2013 warrants.

The unaudited pro forma as adjusted column in the balance sheet data above gives further effect to the sale of 5,000,000 shares of common stock in this offering at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the shares in this offering had occurred as of March 31, 2014.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. We cannot assure you that any of the events discussed below will not occur. These events could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Financial Position and Capital Needs

We have incurred net losses since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

We are a clinical-stage biotechnology company with a limited operating history. Investment in biotechnology product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, obtain regulatory approval or become commercially viable. We have no products approved for commercial sale and have generated only limited revenue to date. We continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not and have never been profitable and have incurred losses in each period since our inception in 2008. For the years ended December 31, 2012 and 2013, we reported a net loss of $10.8 million and $16.0 million, respectively. As of March 31, 2014, we had an accumulated deficit of $64.8 million.

We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues, if any. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We currently have limited revenues and may never achieve or maintain profitability.

To date, we have only generated limited revenues from sales of GLA and such revenues have not been sufficient to cover our operating expenses. Our ability to generate significant product revenue and become profitable depends upon our ability to successfully commercialize our current product candidates or any other future product candidates. We do not anticipate generating revenue from the sale of our current or future product candidates for the foreseeable future. Our ability to generate significant product revenue from our current or future product candidates also depends on a number of additional factors, including but not limited to our ability to:

■	successfully complete the research and clinical development of and receive regulatory approval for current and future product candidates, including those of our licensees for the use of GLA in specific indications;

■	launch, commercialize and achieve market acceptance of our current and future product candidates for which we obtain marketing approval, if any, and if launched independently, successfully establish a sales, marketing and distribution infrastructure;

■	establish and maintain supplier and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply;

■	obtain coverage and adequate product reimbursement from third-party payors, including government payors;

■	establish, maintain and protect our intellectual property rights; and

■	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with biotechnology product development, including that our product candidates may not achieve the clinical endpoints of applicable trials, we are unable to predict the timing or amount of increased expenses, and if or when we will achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we decide to or are required by the FDA or foreign regulatory authorities to perform additional studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes described above, we anticipate incurring significant costs associated with launching and commercializing these products.

Even if we generate revenues from the sale of any of our product candidates that may be approved, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable and subsequently do not sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce our operations or even shut down.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, if at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

Development of our product candidates will require substantial additional funds to conduct research, development and clinical trials necessary to bring such product candidates to market and to establish manufacturing, marketing and distribution capabilities. Our future capital requirements will depend on many factors, including, among others:

■	the scope, rate of progress, results and costs of our clinical trials, preclinical studies and other research and development activities;

■	the scope, rate of progress and costs of our manufacturing development and commercial manufacturing activities;

■	the cost, timing and outcomes of regulatory proceedings, including FDA review of any Biologics License Application, or BLA, we file;

■	payments required with respect to development milestones we achieve under our in-licensing agreements;

■	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

■	the costs associated with commercializing our product candidates, if they receive regulatory approval;

■	the cost and timing of developing our ability to establish sales and marketing capabilities;

■	competing technological efforts and market developments;

■	changes in our existing research relationships;

■	our ability to establish collaborative arrangements to the extent necessary;

■	revenues received from any existing or future products; and

■	payments received under any current or future strategic partnerships.

We anticipate that we will continue to generate significant losses for the next several years as we incur expenses to complete our clinical trial programs for our product candidates, build commercial capabilities, develop our product pipeline and expand our corporate infrastructure. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will allow us to fund our operating plan for at least the next 12 months. However, our operating plan may change as a result of factors currently unknown to us.

There can be no assurance that our revenue and expense forecasts will prove to be accurate, and any change in the foregoing assumptions could require us to obtain additional financing earlier than anticipated. Actual research and development costs could substantially exceed budgeted amounts.

We may never be able to generate a sufficient amount of product revenue to cover our expenses. To finance our operations, we expect to seek additional funding through public or private equity or debt financings, collaborations or licenses, capital lease transactions or other available financing transactions. However, we cannot be certain that additional financing will be available on acceptable terms, if at all. Moreover, in the event that additional funds are obtained through arrangements with collaborative partners, such arrangements may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves. Our failure to obtain adequate financing when needed and on acceptable terms could force us to delay, reduce the scope of or eliminate one or more of our research or development programs.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance future cash needs through public or private equity or debt offerings or from other sources. Additional capital may not be available on reasonable terms, if at all. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders and increased fixed payment obligations. Furthermore, these securities may have rights senior to those of our common stock and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

We plan to use potential future operating losses and our federal and state net operating loss, or NOL, carryforwards to offset taxable income from revenue generated from operations or corporate collaborations. However, our ability to use NOL carryforwards could be limited as a result of issuance of equity securities.

We plan to use our current year operating losses to offset taxable income from any revenue generated from operations or corporate collaborations. To the extent that our taxable income exceeds any current year operating losses, we plan to use our NOL carryforwards to offset income that would otherwise be taxable. However, under the Tax Reform Act of 1986, the amount of benefits from our NOL carryforwards may be impaired or limited if we incur a cumulative ownership change of more than 50%, as interpreted by the U.S. Internal Revenue Service, over a three-year period. As a result, our use of federal NOL carryforwards could be limited by the provisions of Section 382 of the U.S. Internal Revenue Code of 1986, as amended, depending upon the timing and amount of additional equity securities that we issue. In addition, we have not performed an analysis of limitations, and we may have experienced an ownership change under Section 382 as a result of past financings. State NOL carryforwards may be similarly limited. Any such disallowances may result in greater tax liabilities than we would incur in the absence of such a limitation and any increased liabilities could adversely affect our business, results of operations, financial condition and cash flow.

Risks Related to Our Business and Industry

Our product candidates are in early stages of development. We cannot predict if we will receive regulatory approval to commercialize our product candidates.

All of our product candidates are in early stages of development, including two product candidates that have recently commenced Phase 1 clinical development, and they will require extensive preclinical and clinical testing. We cannot predict with any certainty if or when we might submit a BLA for regulatory approval for any of our product candidates or whether any such BLA will be accepted for review by FDA, or whether any BLA will be approved upon review.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our proposed indications. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. If our clinical results are not successful, we may terminate the clinical trials for a product candidate and abandon any further research or testing of the product candidate. Any delay in, or termination of, our clinical trials will delay and possibly preclude the filing of any BLAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

If our product candidates fail to meet safety and efficacy endpoints in clinical trials, they will not receive regulatory approval, and we will be unable to market them.

Our product candidates may not prove to be safe and efficacious in clinical trials and may not meet all of the applicable regulatory requirements needed to receive regulatory approval. For example, while we have observed a complete response in a patient with a loco-regional Merkel cell tumor treated with G100 in an ongoing Phase 1 clinical trial, the results from our Phase 1 clinical trial are not yet final, and we cannot assure you that G100 will be efficacious in clinical trials, that the complete response was a result of being treated with G100 or that any response will be durable.

As part of the regulatory process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory authorities abroad. The number and design of clinical trials that will be required may vary depending on factors such as, the product candidate, the condition being evaluated, results of the previous trial and regulations or guidance applicable to any particular product candidate. The design of our clinical trials is based on many assumptions about the expected effect of our product candidates, and if those assumptions prove incorrect, the clinical trials may not demonstrate the safety or efficacy of our product candidates. Preliminary results may not be confirmed upon full analysis of the detailed results of a trial, and prior clinical trial program designs and results may not be predictive of future clinical trial designs or results. Product candidates in later stage clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials with acceptable endpoints. If our product candidates fail to meet the necessary safety or efficacy endpoints, we may not be able to receive regulatory approval.

If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, our costs may increase and our business may be harmed.

We have not completed all the clinical trials necessary to support an application with the FDA for approval to market any of our product candidates. Our current and future clinical trials may be delayed or terminated as a result of many factors, including:

■	delays in, or failure to obtain, approval from institutional review boards, or IRBs, or ethics committees, or ECs, or institutional biosafety committees, to begin clinical trials at study sites;

■	imposition of a clinical hold by the FDA or other regulatory authorities, or a decision by the FDA, other regulatory authorities, IRBs, ECs, or recommendation by a data safety monitoring board, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

■	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

■	deviations from the trial protocol by clinical trial sites and investigators, or failure to conduct the trial in accordance with regulatory requirements;

■	failure of third parties, such as CROs, to satisfy their contractual duties or meet expected deadlines;

■	delays in the testing, validation, manufacturing and delivery of the product candidates to the clinical sites;

■	for clinical trials in selected patient populations, delays in identification and auditing of central or other laboratories and the transfer and validation of assays or tests to be used to identify selected patients;

■	delays in having patients complete participation in a trial or return for post-treatment follow-up;

■	delays caused by patients dropping out of a trial due to side effects, disease progression or other reasons;

■	slow patient enrollment because of the perceived risk of contracting HIV because the viral vector we use in LV305 and CMB305 was constructed from genetic sequences, some of which were derived from HIV;

■	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials; or

■	changes in government regulations or administrative actions or lack of adequate funding to continue the clinical trials.

Any inability of us or our partners to timely complete clinical development could result in additional costs to us or impair our ability to generate product revenues or development, regulatory, commercialization and sales milestone payments and royalties on product sales.

If we encounter difficulties enrolling patients in our clinical trials, our clinical trials could be delayed or otherwise adversely affected.

We may not be able to enroll a sufficient number of patients, or those with required or desired characteristics to complete our clinical trials in a timely manner. Patient enrollment is affected by factors including:

■	the nature and size of the patient population;

■	the number and location of clinical sites we enroll;

■	competition with other companies for clinical sites or patients;

■	design of the trial protocol;

■	eligibility criteria for the study in question;

■	slow patient enrollment because of the perceived risk of contracting HIV because the viral vector we use in LV305 and CMB305 was constructed from genetic sequences, some of which were derived from HIV;

■	ability to obtain and maintain patient consents; and

■	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing or planned clinical trials, either of which would have an adverse effect on our business.

Our product candidates may cause undesirable side effects or have other properties that could prevent their regulatory approval, limit the commercial scope of their approved uses, or result in significant negative consequences following any marketing approval.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In such an event, we could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by any such products, a number of potentially significant negative consequences could result, including:

■	we may suspend marketing of, or withdraw or recall, such product;

■	regulatory authorities may withdraw approvals of such product;

■	regulatory authorities may require additional warnings on the label;

■	the FDA or other regulatory authorities may issue safety alerts, “Dear Healthcare Provider” letters, press releases or other communications containing warnings about such product;

■	the FDA may require the establishment or modification of a Risk Evaluation and Mitigation Strategy, or REMS, or a comparable foreign regulatory authority may require the establishment or modification of a similar strategy that may, for instance, restrict distribution of our products and impose other implementation requirements on us;

■	regulatory authorities may require that we conduct post-marketing studies;

■	we could be sued and held liable for harm caused to subjects or patients; and

■	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate or otherwise materially harm the commercial prospects for the product candidate, if approved, and could significantly harm our business, results of operations and prospects.

We may be required to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trials are not well designed.

Clinical trials must be conducted in accordance with the FDA’s current Good Clinical Practices, or cGCP, or other applicable foreign government guidelines. Clinical trials are subject to oversight by the FDA, other foreign governmental agencies, IRBs and ECs at the study sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced in accordance with applicable current Good Manufacturing Practices, or cGMP. Clinical trials may be suspended by the FDA, other foreign governmental agencies, or us for various reasons, including:

■	deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

■	deficiencies in the clinical trial operations or trial sites;

■	the product candidate may have unforeseen adverse side effects;

■	deficiencies in the trial design necessary to demonstrate efficacy;

■	fatalities or other adverse events arising during a clinical trial due to medical problems that may not be related to clinical trial treatments;

■	the product candidate may not appear to be more effective than current therapies; or

■	the quality or stability of the product candidate may fall below acceptable standards.

Our DCVex platform is novel, which may raise new regulatory issues that could delay or make regulatory approval of our product DCVex candidates more difficult.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Because our DCVex platform is novel, regulatory agencies lack experience with product candidates such as LV305 and CMB305, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our DCVex product candidates.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. Our inability to obtain regulatory approval for our product candidates would substantially harm our business.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

■	disagreement with the design or implementation of our clinical trials;

■	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

■	failure of clinical trials’ endpoints to meet the level of statistical significance required for approval;

■	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

■	disagreement with our interpretation of data from preclinical studies or clinical trials;

■	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a BLA or other submission or to obtain regulatory approval;

■	failure to obtain approval of the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; or

■	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership.

Our failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our product candidates outside the United States.

In order to market and sell our products in other jurisdictions, we must obtain separate marketing approvals for those jurisdictions and comply with their numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, we must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Also, if regulatory approval for any of our product candidates is granted, it may be later withdrawn. If we fail to comply with the regulatory requirements in international markets and receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected. We may not obtain foreign regulatory approvals on a timely basis, if at all. Our failure to obtain approval of any of our product candidates by regulatory authorities in countries outside of the United States may significantly diminish the commercial prospects of that product candidate and our business prospects could decline.

Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.

Even if we obtain regulatory approval for a product candidate, it will be subject to ongoing regulation by the FDA and comparable foreign regulatory authorities, including requirements governing the manufacture, quality control, further development, labeling, packaging, tracking, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The FDA and comparable foreign regulatory authorities continue to closely monitor the safety profile of any product even after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of our product candidates, they may, among other measures, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we or the manufacturing facilities for our product candidates, if approved, fail to comply with applicable regulatory requirements, a regulatory agency may:

■	issue warning letters or untitled letters;

■	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

■	impose a consent decree, which can include various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

■	seek an injunction or impose civil or criminal penalties or monetary fines;

■	suspend or withdraw regulatory approval;

■	suspend any ongoing clinical trials;

■	refuse to approve pending applications or supplements to applications filed by us;

■	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

■	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenue.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the Department of Justice, the Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress and the public. Violations, including promotion of our products for unapproved, or off-label, uses, may be subject to enforcement letters, inquiries and investigations, as well as civil and criminal sanctions. Additionally, comparable foreign regulatory authorities will heavily scrutinize advertising and promotion of any product candidate that obtains approval in their respective jurisdictions.

In the United States, engaging in the impermissible promotion of our products for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to administrative, civil and criminal penalties, damages, monetary fines, disgorgement, individual imprisonment, exclusion from participation in Medicare, Medicaid and other federal healthcare programs, curtailment or restructuring of our operations and agreements that materially restrict the manner in which a company promotes or distributes drug products. These false claims statutes include, but are not limited to, the federal civil False Claims Act, which allows any individual to bring a lawsuit against an individual or entity, including a pharmaceutical or biopharmaceutical company on behalf of the federal government alleging the knowing submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment or approval by a federal program such as Medicare or Medicaid. If the government decides to intervene and prevails in the lawsuit, the individual initiating the lawsuit will share in any fines or settlement funds. These False Claims Act lawsuits against pharmaceutical and biopharmaceutical companies have increased significantly in number and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices, including promoting off-label drug uses involving fines in excess of $1.0 billion. This growth in litigation has increased the risk that a pharmaceutical or biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid and other federal and state healthcare programs. If we do not lawfully promote our approved products, we may become subject to such litigation, which have a material adverse effect on our business, financial condition and results of operations. Promotion prior to marketing approval or for off-label uses may also give rise to criminal prosecution in the European Union.

The FDA’s and other applicable government agencies’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval, and thus the sale and promotion, of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. Our commercial success also depends on coverage and adequate reimbursement and pricing of our product candidates by third-party payors, including government payors, which may be difficult or time-consuming to obtain, may be limited in scope and may not be obtained in all jurisdictions in which we may seek to market our products. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

■	the efficacy and safety profile as demonstrated in clinical trials;

■	the timing of market introduction of the product candidate as well as competitive products;

■	the clinical indications for which the product candidate is approved;

■	acceptance of the product candidate as a safe and effective treatment by physicians, clinics and patients;

■	the potential and perceived advantages of product candidates over alternative treatments;

■	the perceived risk of contracting HIV because the viral vector we use in LV305 and CMB305 was constructed from genetic sequences, some of which were derived from HIV;

■	the cost of treatment in relation to alternative treatments;

■	the availability of coverage and adequate reimbursement and pricing by third-party payors, including government payors and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

■	the willingness of the target patient population to try new therapies based on new technologies and of physicians to prescribe these therapies;

■	the strength of marketing and distribution support;

■	relative convenience and ease of administration;

■	the frequency and severity of adverse events;

■	the effectiveness of sales and marketing efforts; and

■	unfavorable publicity relating to the product candidate.

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner than our product candidates, which may diminish or eliminate the commercial success of any products we may commercialize.

The biotechnology industry is intensely competitive and subject to rapid and significant technological change. We face competition with respect to our current product candidates and will face competition with respect to any future product candidates from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have significantly greater financial, technical and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our competitors may obtain regulatory approval of their product candidates more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than us in manufacturing and marketing their products.

Our competitors will also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Although there is only one approved in vivo immuno-oncology therapy, there are numerous currently approved therapies to treat cancer. Many of these approved drugs are well-established therapies or products and are widely accepted by physicians, patients and third-party payors. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. This may make it difficult for us to differentiate our products from currently approved therapies, which may adversely impact our business strategy. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

We believe that our ability to successfully compete will depend on, among other things:

■	the efficacy and safety profile of our product candidates, including relative to marketed products and product candidates in development by third parties;

■	the time it takes for our product candidates to complete clinical development and receive marketing approval;

■	the ability to commercialize any of our product candidates that receive regulatory approval;

■	the price of our products, including in comparison to branded or generic competitors;

■	whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans, including Medicare;

■	the ability to establish, maintain and protect intellectual property rights related to our product candidates;

■	the ability to manufacture commercial quantities of any of our product candidates that receive regulatory approval; and

■	acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable.

We may encounter delays in our clinical enrollment or other unforeseen challenges because the viral vector used in LV305 and CMB305 was constructed from genetic sequences, some of which were derived from HIV.

The viral vector in our LV305 and CMB305 product candidates was constructed from many genetic sequences, some of which were derived from HIV. While the vector will not cause an HIV infection, patients may test positive for HIV under certain screening tests and perceive the use of our product candidates as putting themselves at risk of contracting HIV. We disclose the origination of the vector in the consent forms used in our trial enrollments, which may cause patients to be deterred from enrolling in our trials resulting in delays in the enrollment for our clinical trials. Furthermore, we may encounter other difficulties, such as lack of market adoption of any commercialized product candidate, due to the public’s negative perception of the risk of contracting HIV.

We will need to develop or acquire additional capabilities in order to commercialize any product candidates that obtain regulatory approval, and we may encounter unexpected costs or difficulties in doing so.

We will need to acquire additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. Currently, we have no experience in preparing applications for marketing approval, commercial-scale manufacturing, managing of large-scale information technology systems or managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must:

■	train, manage and motivate a growing employee base;

■	accurately forecast demand for our products; and

■	expand existing operational, financial and management information systems.

We plan to conduct process development activities to support late stage development and commercialization activities and seek approval of our product candidates. Should we not receive timely approval of our production process, our ability to produce the immunotherapy products following regulatory approval for sale could be delayed, which would further delay the period of time when we would be able to generate revenues from the sale of such products, if we are even able to generate revenues at all.

We have no internal sales or marketing capability and may rely on alliances with others possessing such capabilities to commercialize our products successfully.

We intend to market our product candidates, if and when such product candidates are approved by the FDA or comparable foreign regulatory authorities, either directly or through other strategic alliances and distribution arrangements with third parties. There can be no assurance that we will be able to enter into third-party marketing or distribution arrangements on advantageous terms or at all. To the extent that we do enter into such arrangements, we will be dependent on our marketing and distribution partners. In entering into third-party marketing or distribution arrangements, we expect to incur significant additional expense. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. Depending on the nature of the third party relationship, we may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our products effectively. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

We depend on key personnel for our continued operations and future success and a loss of certain key personnel could significantly hinder our ability to move forward with our business plan.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel and we face significant competition for experienced personnel. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the immuno-oncology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Many of the other biopharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover and develop product candidates and our business will be limited.

Even if we commercialize a product candidate, it or any other product candidates that we develop may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices or healthcare reform initiatives, which could harm our business.

Our ability to commercialize any product candidates successfully will depend in part on the extent to which coverage and adequate reimbursement for our product candidates will be available from government health administration authorities, private health insurers and other organizations. The laws that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

Recently enacted and future legislation may increase the difficulty and cost for us to commercialize our drug candidates and affect the prices we may obtain.

In the United States and many foreign jurisdictions, the legislative landscape continues to evolve. There have been a number of enacted or proposed legislative and regulatory changes affecting the healthcare system and pharmaceutical and biopharmaceutical industries that could, among other things, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidate for which we obtain marketing approval.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the Affordable Care Act. Among other things, the Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs, effective the first quarter of 2010 and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices. This could increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The Affordable Care Act further created a separate AMP for certain categories of drugs generally provided in non-retail outpatient settings. The legislation also extended Medicaid drug rebates, previously due only on fee-for-service utilization, to Medicaid managed care utilization, and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the amount of rebates due on those drugs. Also effective in 2010, the Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs used in orphan indications. In addition, because 340B pricing is determined based on AMP and Medicaid drug rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discounts to increase. The Affordable Care Act also imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Furthermore, as of 2011, the new law changed the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to certain eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D. Additionally, the Affordable Care Act created a new licensure framework for follow-on biologic products. The Affordable Care Act also created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with providing funding for such research. Additionally, the Affordable Care Act created the Independent Payment Advisory Board, which has the authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law, even if Congress does not act on the recommendation. Furthermore, the Affordable Care Act established a Center for Medicare & Medicaid Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, as described in more detail below. Notably, a significant number of provisions are not yet, or have only recently become, effective.

Many of the details regarding the implementation of the Affordable Care Act are yet to be determined, and at this time, it remains unclear the full effect that the Affordable Care Act would have on our business. In particular, there is uncertainty surrounding the applicability of the biosimilars provisions under the Affordable Care Act to our product candidates. FDA’s implementation of the biosimilars provisions is at an early stage. Depending on how FDA’s regulation of biosimilars evolves, we may be required to change our current strategies.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2%, starting in 2013. The Bipartisan Budget Act of 2013, enacted on December 26, 2013, and Public Law 113-82, enacted on February 15, 2014, expanded sequestration through fiscal year 2024. These cuts will occur unless Congress repeals or amends the reductions in future legislation. Continuation of sequestration or enactment of other reductions in Medicare reimbursement for drugs could affect our ability to achieve a profit on any candidate products that are approved for marketing.

Moreover, the recently enacted Drug Supply Chain Security Act imposes new obligations on manufacturers of pharmaceutical products, related to product tracking and tracing. Among the requirements of this new legislation, manufacturers will be required to provide certain information regarding drug products to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers will also be required to verify that purchasers of the manufacturers’ products are appropriately licensed. Further, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or that are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death. In the European Union the Falsified Medicines Directive imposes similar requirements which are expected to add materially to product costs.

In addition to federal reforms, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenues. In addition, legislation has been introduced that, if enacted, would permit more widespread importation or re-importation of pharmaceutical products from foreign countries into the United States, including from countries where the products are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. Alternatively, in response to legislation such as this, we might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales.

We expect that the Affordable Care Act, as well as other healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and exert downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate sufficient revenue, attain profitability or successfully commercialize our products. The full impact of these new laws, as well as laws and other reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs, which could have a material adverse effect on our business operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our product candidates.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human trials and may face greater risk if we commercialize any products that we develop. Product liability claims may be brought against us by subjects enrolled in our trials, patients, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against such claims, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

■	decreased demand for our products;

■	termination of clinical trial sites or entire trial programs;

■	injury to our reputation and significant negative media attention;

■	withdrawal of trial participants;

■	significant costs to defend the related litigation;

■	substantial monetary awards to trial subjects or patients;

■	diversion of management and scientific resources from our business operations; and

■	the inability to commercialize any products that we may develop.

While we currently hold $5.0 million in trial liability insurance coverage, this may not adequately cover all liabilities that we may incur. We also may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise in the future. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidates, but we may be unable to obtain commercially reasonable product liability insurance. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business and financial condition.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include, but are not limited to, the following:

■	the federal Anti-Kickback Statute prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for the furnishing or arranging for the furnishing, or the purchase, lease or order, or arranging for or recommending purchase, lease or order, any good or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

■	the federal false claims laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

■	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense, or knowingly and willfully making false statements relating to healthcare matters;

■	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, also imposes obligations on certain covered entity health care providers, health plans, and health care clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

■	the federal Open Payments program, created under Section 6002 of the Affordable Care Act and its implementing regulations, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the U.S. Department of Health and Human Services information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to the U.S. Department of Health and Human Services ownership and investment interests held by physicians (as defined above) and their immediate family members;

■	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

■	state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers;

■	state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and

■	state and foreign laws that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks Related to our Dependence on Third Parties

We rely on third parties to conduct all of our clinical trials. If these third parties do not successfully carry out their contractual duties, comply with budgets and other financial obligations or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates in a timely or cost-effective manner.

We rely, and expect to continue to rely, on third-party CROs to conduct all of our clinical trials. Because we do not conduct our own clinical trials, we must rely on the efforts of others and cannot always control or accurately predict the timing of such trials, the costs associated with such trials or the procedures that are followed for such trials. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, expect to continue to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they do not carry out the trials in accordance with budgeted amounts, if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, or if they fail to maintain compliance with applicable government regulations and standards, our clinical trials may be extended, delayed or terminated or may become prohibitively expensive, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

We currently depend on MedImmune LLC, or MedImmune, for the development and commercialization of three of our non-cancer treatment product candidates.

We have entered into three exclusive license and development agreements with MedImmune, or the MedImmune Licenses, pursuant to which we have granted MedImmune exclusive licenses to develop and commercialize product candidates relating to certain infectious diseases. We cannot control whether or not MedImmune will devote sufficient time and resources to the ongoing clinical and preclinical programs or whether MedImmune will fulfill its obligations under the licenses. The product candidates developed pursuant to the MedImmune Licenses may not be scientifically, medically or commercially successful.

In addition, we could be adversely affected by:

■	MedImmune’s failure to timely perform its obligations under the license agreements;

■	MedImmune’s failure to timely or fully develop or effectively commercialize the product candidates; and

■	a material contractual dispute between us and MedImmune.

Any of the foregoing could adversely impact the likelihood and timing of any milestone or royalty payments we are eligible to receive from MedImmune and could result in a material adverse effect on our business, results of operations and prospects and would likely cause our stock price to decline.

We may not succeed in establishing and maintaining additional development collaborations, which could adversely affect our ability to develop and commercialize product candidates.

In addition to our current licenses with MedImmune, a part of our strategy is to enter into additional product development collaborations in the future, including collaborations with major biotechnology or pharmaceutical companies. We face significant competition in seeking appropriate development partners and the negotiation process is time-consuming and complex. Moreover, we may not succeed in our efforts to establish a development collaboration or other alternative arrangements for any of our other existing or future product candidates and programs because our research and development pipeline may be insufficient, our product candidates and programs may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our product candidates and programs as having the requisite potential to demonstrate safety and efficacy. Even if we are successful in our efforts to establish new development collaborations, the terms that we agree upon may not be favorable to us and we may not be able to maintain such development collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product candidate are disappointing.

Moreover, if we fail to establish and maintain additional development collaborations related to our product candidates:

■	the development of certain of our current or future product candidates may be terminated or delayed;

■	our cash expenditures related to development of certain of our current or future product candidates would increase significantly and we may need to seek additional financing;

■	we may be required to hire additional employees or otherwise develop expertise, such as sales and marketing expertise, for which we have not budgeted; and

■	we will bear all of the risk related to the development of any such product candidates.

If we enter into one or more collaborations, we may be required to relinquish important rights to and control over the development of our product candidates or otherwise be subject to unfavorable terms.

Any future collaborations we enter into could subject us to a number of risks, including:

■	we may not be able to control the amount and timing of resources that our collaborators devote to the development or commercialization of our product candidates;

■	collaborators may delay clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing;

■	collaborators may not pursue further development and commercialization of products resulting from the strategic partnering arrangement or may elect to discontinue research and development programs;

■	collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting our potential revenues from these products;

■	disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

■	collaborators may experience financial difficulties;

■	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

■	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

■	collaborators could decide to move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

■	collaborators could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing our product candidates.

We have no manufacturing capacity and anticipate continued reliance on third-party manufacturers for the development and commercialization of our products.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We have no experience in manufacturing our product candidates, and we lack the resources and the capabilities to do so on a clinical or commercial scale. We do not intend to develop facilities for the manufacture of products for clinical trials or commercial purposes in the foreseeable future. We rely on third-party manufacturers to produce bulk drug substance and formulated drug products as well as fill/finish required for our clinical trials. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of our product candidates. We do not have a long-term commercial supply arrangement in place with any of our contract manufacturers. If we need to identify additional manufacturers, we may experience delay and additional cost. We have not secured commercial supply agreements with any contract manufacturers and can give no assurance that we will enter commercial supply agreements with any contract manufacturers on favorable terms or at all.

Our contract manufacturers’ failure to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. Our existing manufacturers and any future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace a third-party manufacturer in a timely manner and the production of our product candidates would be interrupted, resulting in delays and additional costs.

Manufacturers have limited or no experience producing our product candidates and may not produce our vectors and product candidates at the quality, quantities and timing needed to support clinical trials or commercialization.

The components of our product candidates are difficult to make. No manufacturer currently has the experience or ability to produce our vectors and product candidates at commercial levels. In addition, the manufacturer of LV305 has only recently begun to manufacture LV305. Our contract manufacturing organizations, or CMO, may encounter technical or scientific issues related to manufacturing or development that we may be unable to resolve in a timely manner or with available funds, which could delay our clinical trials.

The manufacturing process for the full length NY-ESO-1 protein in CMB305 is difficult and we currently obtain the protein from a single source. While we are developing methods to produce this protein internally, we may not be successful. If we utilize an alternative source, we may be required to demonstrate comparability of the drug product before releasing the product for clinical use. The loss of our current supplier could result in manufacturing delays for the component substitution, and we may need to accept changes in terms or price from our existing supplier in order to avoid such delays.

We and our contract manufacturers have been subject to litigation in the past, and may be subject to litigation in the future, which could interrupt the supply of our drug candidates and materially harm our clinical trials and business.

In September 2013, the manufacturer of our lentiviral vector vaccine was sued in Belgium by one of its customers, TheraVectys SAS, or TVS, who claimed that the manufacturer had breached its exclusive contract with TVS by producing lentiviral vectors for us. While we were not named in the suit in Belgium, TVS subsequently filed a complaint against us in the United States District Court for the District of Delaware, alleging tortious interference, unfair competition and misappropriation of trade secrets. In April 2014, TVS filed a Notice of Voluntary Dismissal without prejudice for this suit. As a result of the action in Belgium, our manufacturer was temporarily enjoined from producing or delivering the lentiviral vectors we need for our DCVex platform-based product candidates. Although we have transitioned the manufacture of our lentiviral vectors to a new manufacturer to mitigate the risk of future supply interruptions, we cannot assure you that we or our contract manufacturers may not become subject to similar litigation in the future. In addition, we cannot assure you that TVS will not refile the suit against us or bring separate actions against any contract manufacturer which we may use to produce lentiviral vectors. In the event that we our unable to use our currently manufactured lentiviral vectors due to litigation or otherwise, our Phase 1 clinical trials of LV305 and CMB305 would be delayed.

Risks Related to Intellectual Property

If we are unable to obtain or protect intellectual property rights, we may not be able to compete effectively in our market.

Our success depends in significant part on our and our licensor’s and licensees’ ability to establish, maintain and protect patents and other intellectual property rights and operate without infringing the intellectual property rights of others. We have filed patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions we have discovered. We have also licensed from third parties rights to patent portfolios. Some of these licenses give us the right to prepare, file and prosecute patent applications and maintain and enforce patents we have licensed, and other licenses may not give us such rights.

The patent prosecution process is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors or licensees will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors or licensees fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’ or licensees’ patent rights are highly uncertain. Our and our licensors’ or licensees’ pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. The patent examination process may require us or our licensors or licensees to narrow the scope of the claims of our or our licensors’ or licensees’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We may be required to disclaim part or all of the term of certain patents or part or all of the term of certain patent applications.

There are no assurances that our patent counsel, lawyers or advisors have given us correct advice or counsel. Opinions from such patent counsel or lawyers may not be correct or based on incomplete facts. We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge their validity, enforceability or scope. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe our patents. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our or our licensee’s patents or other intellectual property rights, or will design around the claims of patents that we have had issued that cover our products. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. Our and our licensors’ or licensees’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. We expect to seek extensions of patent terms where these are available in any countries where we are prosecuting patents. However, the applicable authorities, including the U.S. Patent and Trademark Office, or USPTO, and FDA in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world is prohibitively expensive, and our or our current or future licensors’ intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Moreover, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. In addition, even where patent protection is obtained, third-party competitors may challenge our patent claims in the various patent offices. For example, in February 2013, a third party filed an opposition at the European Patent Office, or EPO, requesting revocation of European Patent No. 2068918 directed to GLA formulations and uses. This patent is licensed to us by the Infectious Disease Research Institute, or IDRI, and is an important part of our proprietary position for GLA in Europe. We are vigorously defending the grant of this patent, however the final outcome of the proceedings is uncertain and will likely not be known for two to five years. We cannot be certain that this patent will be maintained by the EPO. Moreover, it is possible that the patent will be maintained, but in a limited scope, and we cannot predict if such a scope would adequately cover our products. Revocation of this patent, or maintenance of an amended patent with inadequate coverage could impair our ability to prevent competition from third parties in Europe, which could have an adverse impact on our business.

The laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, some of our patents relate to treatment methods or dosing regimens that are not considered patentable subject matter in some foreign countries. Consequently, we and our licensors may not be able to prevent third parties from practicing our and our licensors’ inventions in countries outside the United States, or from selling or importing products made using our and our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and may export otherwise infringing products to territories where we and our licensors have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our and our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us and our licensors to stop the infringement of our and our licensors’ patents or marketing of competing products in violation of our and our licensors’ proprietary rights generally. Proceedings to enforce our and our licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our attention from other aspects of our business, could put our and our licensors’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits that we or our licensors initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

The requirements for patentability may differ in certain countries, particularly developing countries. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for, and launch generic versions of our products. Certain countries in Europe and developing countries, including China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain. The Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that may weaken our and our licensors’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents, all of which could have a material adverse effect on our business and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaborators fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Third parties may infringe our or our licensors’ or collaborators’ patents or misappropriate or otherwise violate our or our licensors’ or collaborators’ intellectual property rights. In the future, we or our licensors or collaborators may initiate legal proceedings to enforce or defend our or our licensors’ or collaborators’ intellectual property rights, to protect our or our licensors’ or collaborators’ trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate legal proceedings against us or our licensors or collaborators to challenge the validity or scope of intellectual property rights we own or control. The proceedings can be expensive and time-consuming and many of our or our licensors’ or collaborators’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaborators can. Accordingly, despite our or our licensors’ or collaborators’ efforts, we or our licensors or collaborators may not prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue for various reasons, including on the grounds that our or our licensors’ or collaborators’ patents do not cover the technology in question. An adverse result in any litigation proceeding could result in one or more of our or our licensors’ or collaborators’ patents being invalidated, held unenforceable or interpreted narrowly.

Third-party preissuance submission of prior art to the USPTO, or opposition, derivation, reexamination, inter partes review or interference proceedings, or other preissuance or post-grant proceedings in the United States or other jurisdictions provoked by third parties or brought by us or our licensors or collaborators may be instituted with respect to our or our licensors’ or collaborators’ patents or patent applications. An unfavorable outcome of a third-party challenge to our owned or licensed patents or patent applications could include a determination of unpatentability, invalidity or a narrowing amendment to our patents. An unfavorable outcome in an interference proceeding that awards our patent claims to a third party could require us or our licensors or collaborators to cease using related technology. Our business could be harmed if the prevailing party does not offer us or our licensors or collaborators a license on commercially reasonable terms or at all. Even if we or our licensors or collaborators obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaborators. In addition, if the breadth or strength of protection provided by our or our licensors’ or collaborators’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Even if we successfully defend such litigation or proceeding, we may incur substantial costs and it may distract our management and other employees. We could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock.

If we breach the agreements under which third parties have licensed intellectual property rights to us, we could lose the ability to use certain of our technologies or continue the development and commercialization of our product candidates.

Our commercial success depends upon our ability to identify, test, develop, manufacture, market and sell product candidates and use our and our licensors’ or collaborators’ proprietary technologies without infringing the proprietary rights of third parties. Pursuant to the license agreement with IDRI, we obtained licensing rights to certain GLA technologies, which we utilize in the development of our GLA product candidates. Similarly, under our licenses with Caltech and UNC Chapel Hill, we obtained rights to certain patents which we utilize in the development of our DCVex based product candidates. If we fail to comply with the obligations under the license agreements, including a material breach by us or certain insolvency events, the other party may have the right to terminate the license agreements. In addition, IDRI may terminate our licenses in the event we challenge the validity, enforceability or scope of any patent licensed to us by IDRI. In the event one of these licenses is terminated, we will not be able to develop, manufacture, market or sell any product candidate that is covered by the license agreement. Such an occurrence would adversely affect our ability to continue to develop our current product candidates as well as potential future product candidates. Termination of any of these licenses or reduction or elimination of our rights under any license agreement may result in our having to negotiate a new or reinstated agreement, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under the license agreement, including our rights to intellectual property or technology important to our development programs.

Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Third parties may initiate legal proceedings against us or our licensors, collaborators or suppliers alleging that we or our licensors, collaborators or suppliers infringe their intellectual property rights or we or our licensors or collaborators may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, inter partes reviews or derivation proceedings or other preissuance or post-grant proceedings in the United States or other jurisdictions. These proceedings can be expensive and time-consuming and many of our or our licensors’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaborators.

For example, in February 2013, a third party filed an opposition at the EPO, requesting revocation of European Patent No. 2068918 directed to GLA formulations and uses. We licensed this patent from IDRI. We are vigorously defending the grant of this patent, with a reply to the opposition brief having been filed on September 27, 2013. No date for an oral hearing has yet been set. This patent is an important part of our proprietary position for GLA in Europe. The final outcome of the proceedings is uncertain and will likely not be known for two to five years.

An unfavorable outcome could require us or our licensors, collaborators or suppliers to cease using the related technology or developing or commercializing our product candidates, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our licensors, collaborators or suppliers a license on commercially reasonable terms or at all. Even if we or our licensors, collaborators or suppliers obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors, collaborators or suppliers. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our drug candidates or force us to cease some of our business operations, which could materially harm our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defending against claims of misappropriation of trade secrets could be costly and time consuming, regardless of the outcome. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Risks Related to this Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

The market price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

■	the success of competitive products or technologies;

■	regulatory actions with respect to our products or our competitors’ products;

■	actual or anticipated changes in our growth rate relative to our competitors;

■	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

■	results of clinical trials of our product candidates or those of our competitors;

■	regulatory or legal developments in the United States and other countries;

■	developments or disputes concerning patent applications, issued patents or other proprietary rights;

■	the recruitment or departure of key personnel;

■	the level of expenses related to any of our product candidates or clinical development programs;

■	the results of our efforts to in-license or acquire additional product candidates or products;

■	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

■	variations in our financial results or those of companies that are perceived to be similar to us;

■	fluctuations in the valuation of companies perceived by investors to be comparable to us;

■	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

■	announcement or expectation of additional financing efforts;

■	sales of our common stock by us, our directors, officers or their affiliated funds or our other stockholders;

■	changes in the structure of healthcare payment systems;

■	market conditions in the pharmaceutical and biotechnology sectors; and

■	general economic, industry and market conditions.

In addition, the stock market in general, and The NASDAQ Global Market, or NASDAQ, and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and material adverse impact on the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock, publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 95% of our voting stock and, upon closing of this offering, that same group will hold approximately 75.3% of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares, the net exercise of the 2013 warrants, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering. After this offering, this group of stockholders will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

We are an “emerging growth company” as defined in the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements applicable to public companies that are not “emerging growth companies” including:

■	the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

■	the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Protection Act, or Dodd-Frank Act, and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our chief executive officer;

■	the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and instead provide a reduced level of disclosure concerning executive compensation; and

■	any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

We currently intend to take advantage of some, but not all, of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” For example, we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that material weaknesses or significant deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an

“emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the Securities and Exchange Commission, or SEC, which may make it more difficult for investors and securities analysts to evaluate our company. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to meet compliance obligations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act as well as rules subsequently implemented by the SEC and NASDAQ, that impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. In addition, on July 21, 2010, the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 15,768,867 shares of common stock outstanding based on the number of shares outstanding as of March 31, 2014, assuming: (i) no exercise of the underwriters’ option to purchase additional shares, (ii) the conversion of all outstanding shares of our convertible preferred stock into 9,769,422 shares of common stock immediately prior to the closing of this offering and (iii) the net exercise of the 2013 warrants at the closing of the offering based on the initial public offering price of $12.00 per share. This includes the shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares, 10,768,867 shares of our common stock are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would benefit our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These provisions include:

■	authorizing the issuance of “blank check” preferred stock, the terms of which we may establish and shares of which we may issue without stockholder approval;

■	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

■	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

■	eliminating the ability of stockholders to call a special meeting of stockholders; and

■	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

AND INDUSTRY DATA

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

■	our estimates regarding our expenses, use of proceeds, future revenues, anticipated capital requirements and our needs for additional financing;

■	the implementation of our business model and strategic plans for our business and technology;

■	the timing of the commencement, progress and receipt of data from any of our preclinical and clinical trials;

■	the expected results of any clinical trial and the impact on the likelihood or timing of any regulatory approval;

■	the scope of protection we establish and maintain for intellectual property rights covering our technology;

■	the timing or likelihood of regulatory filings and approvals;

■	developments relating to our competitors and our industry; and

■	our expectations regarding licensing, acquisitions and strategic operations.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains estimates, projections and other information concerning our industry, the market and our business. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $53.2 million, based on the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, we estimate that our net proceeds will be approximately $61.6 million, based on the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

We expect that our existing cash and cash equivalents as of March 31, 2014 will enable us to complete our on-going Phase 1 clinical trials for G100, G305 and LV305. The principal purpose of this offering is to obtain additional capital to support continued development of our product candidates, including into Phase 2 clinical trials. We anticipate that we will use the net proceeds of this offering for the following purposes:

■	$28.5 million to fully fund Phase 2 clinical trials of CMB305, including completion of a randomized trial in a high-incidence tumor and an exploratory trial comparing LV305 and CMB305 in the same tumor types;

■	$2.3 million to fully fund an additional Phase 1 clinical trial of G100 in a second indication; and

■	the remainder would fund working capital and general corporate purposes, including potential future development programs, early-stage research and development, continued development of our DCVex and GLAAS platform technologies, and research and development personnel and overhead expenses.

In addition, we intend to establish a public market for our common stock and to facilitate access to the public capital markets.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including the progress of our preclinical and clinical development efforts. As a result, our management will have broad discretion in applying the net proceeds from this offering. Although we may use a portion of the net proceeds from this offering for the acquisition or licensing, as the case may be, of product candidates, technologies, compounds, other assets or complementary businesses, we have no current understandings, agreements or commitments to do so. Pending these uses, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and do not intend to declare or pay any cash dividends in the foreseeable future. As a result, you will likely need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014, on:

■	an actual basis;

■	a pro forma basis giving effect to:

■	the conversion of all of our outstanding shares of our convertible preferred stock as of March 31, 2014, into an aggregate of 9,769,422 shares of common stock immediately prior to the closing of this offering;

■	the exercise, on a net issuance basis based on the initial public offering price of $12.00 per share, of the 2013 warrants into 629,695 shares of our common stock upon conversion of our Series C convertible preferred stock issuable upon exercise of the 2013 warrants, at an exercise price of $8.18 per share, which will expire upon the closing of this offering if not exercised; and

■	the reclassification of the convertible preferred stock warrant liability to common stock and additional paid-in-capital in connection with the exercise of the 2013 warrants.

■	a pro forma as adjusted basis giving additional effect to the sale of 5,000,000 shares of common stock in this offering at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the shares in this offering had occurred on March 31, 2014.

If holders of the 2013 warrants decide to exercise for cash prior to the closing of this offering, the number of shares issuable upon such exercise will increase from the assumed number of shares set forth above and the cash and cash equivalents, common stock and additional paid in capital in pro forma as adjusted will be higher than the amounts shown below.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and the notes thereto included elsewhere in this prospectus.

	AS OF MARCH 31, 2014
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands, except share and per share amounts) (unaudited)
Cash and cash equivalents	$25,016	$25,016	$78,243

Convertible preferred stock warrant liability	6,047	—	—
Convertible preferred stock, par value $0.001 per share: 12,882,593 shares authorized, 9,769,422 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	81,394	—	—
Stockholders’ (deficit) equity:
Common stock, par value $0.001 per share: 15,045,871 shares authorized, 369,750 shares issued and outstanding, actual; 100,000,000 shares authorized, 10,768,867 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 15,768,867 shares issued and outstanding, pro forma as adjusted	3	14	19
Preferred stock, par value $0.001 per share: no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	962	88,392	141,614
Accumulated deficit	(64,835)	(64,835)	(64,835)

Total stockholders’ (deficit) equity	(63,870)	23,571	76,798

Total capitalization	$23,571	$23,571	$76,798

The number of shares of our common stock outstanding immediately following this offering set forth above is based on 10,139,172 shares of our common stock outstanding as of March 31, 2014, and gives effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 9,769,422 shares of our common upon completion of this offering.

The number of shares of our common stock outstanding immediately following this offering set forth above excludes:

■	1,454,283 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, under our 2008 Plan at a weighted-average exercise price of $1.20 per share (which excludes 367,870 shares of our common stock issuable upon the exercise of outstanding stock options granted from April 1, 2014 to July 16, 2014, at a weighted-average exercise price of $8.50 per share);

■	1,400,000 shares of our common stock (which includes 132,003 shares available for issuance under our 2008 Plan as of March 31, 2014) reserved for issuance under our 2014 Plan which will become effective immediately prior to the closing of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan; and

■	155,220 shares of our common stock reserved for issuance under our ESPP which will become effective upon completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities and convertible preferred stock from the amount of our total tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of March 31, 2014, was approximately $(63.9) million, or $(172.74) per share, based on 369,750 shares of common stock outstanding as of March 31, 2014. Our pro forma net tangible book value (deficit) as of March 31, 2014, is approximately $23.6 million, or approximately $2.19 per share. The pro forma net tangible book value (deficit) per share gives effect to:

■	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 9,769,422 shares of our common stock immediately prior to the closing of this offering;

■	the exercise at the closing of the offering, on a net issuance basis based on the initial public offering price of $12.00 per share, of the 2013 warrants, into 629,695 shares of our common stock upon conversion of our Series C convertible preferred stock issuable upon exercise of the 2013 warrants, at an exercise price equal to $8.18 per share, which will expire upon the closing of this offering if not exercised; and

■	the reclassification of the 2013 warrants liability to common stock and additional paid-in-capital in connection with the exercise of the 2013 warrants.

If holders of the 2013 warrants decide to exercise for cash prior to the closing of this offering, the number of shares issuable upon such exercise will increase from the assumed number of shares set forth above.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the adjustments above and our receipt of approximately $53.2 million of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, from our sale of common stock in this offering at the initial public offering price of $12.00 per share, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $76.8 million, or $4.87 per share. This amount represents an immediate increase in net tangible book value of $2.68 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $7.13 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share		$12.00

Historical net tangible book value (deficit) per share as of March 31, 2014	$(172.74)

Pro forma increase in net tangible book value (deficit) per share attributable to pro forma adjustments described above	$174.93

Pro forma net tangible book value (deficit) per share before this offering	$2.19
Pro forma increase in net tangible book value (deficit) per share attributable to new investors	$2.68
Pro forma as adjusted net tangible book value (deficit) per share after this offering		4.87

Dilution per share to new investors purchasing common stock in this offering		$7.13

If the underwriters exercise in full their option to purchase additional shares, the pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering would be $5.16 per share, which amount represents an immediate increase in pro forma net tangible book value (deficit) of $2.97 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value (deficit) of $6.84 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table summarizes, as of March 31, 2014, after giving effect to the pro forma adjustments noted above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses, at the initial public offering price of $12.00 per share.

	SHARES PURCHASED		TOTAL CASH CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
	(in thousands, except per share amounts)
Existing stockholders	10,769	68%	$84,349	58%	$7.83
New investors	5,000	32%	60,000	42%	12.00

Total	15,769	100%	$144,349	100%	$9.15

The number of shares of our common stock outstanding immediately following this offering is based on 10,768,867 shares of our common stock outstanding as of March 31, 2014, and giving effect to the pro forma transactions described above. This number excludes:

■	1,454,283 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, under our 2008 Plan, at a weighted-average exercise price of $1.20 per share (which excludes 367,870 shares of our common stock issuable upon the exercise of outstanding stock options granted from April 1, 2014 to July 16, 2014, at a weighted-average exercise price of $8.50 per share);

■	1,400,000 shares of our common stock (which includes 132,003 shares available for issuance under our 2008 Plan as of March 31, 2014) reserved for issuance under our 2014 Plan which will become effective immediately prior to the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan; and

■	155,220 shares of our common stock reserved for issuance under our ESPP which will become effective upon completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

If all our outstanding stock options had been exercised as of March 31, 2014, assuming the treasury stock method, our pro forma net tangible book value as of March 31, 2014 (calculated on the basis of the assumptions set forth above) would have been approximately $23.6 million, or $2.16 per share, and the pro forma as adjusted net tangible book value would have been $4.83 per share, representing dilution in our pro forma as adjusted net tangible book value per share to new investors of $7.17.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

Effective upon the closing of this offering, an aggregate of 1,400,000 shares of our common stock will be reserved for future issuance under our 2014 Plan and 155,220 shares of our common stock will be reserved for future issuance under our ESPP, and the number of reserved shares under each such plan will also be subject to automatic annual increases in accordance with the terms of the plans. New awards that we may grant under our 2014 Plan or purchase rights issued under our ESPP will further dilute investors purchasing common stock in this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our financial statements and the accompanying notes appearing at the end of this prospectus.

We have derived the statements of operations data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited financial statements, included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014, are derived from our unaudited interim financial statements, included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited interim financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected for the full year or in any future period.

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
	(in thousands, except share and per share amounts)
			(unaudited)
Statements of Operations Data:
Total revenues	$2,960	$1,599	$564	$25
Operating expenses:
Cost of product sales	1,518	669	212	14
Research and development	8,604	11,554	2,543	4,078
General and administrative	3,713	4,433	781	1,446

Total operating expenses	13,835	16,656	3,536	5,538

Loss from operations	(10,875)	(15,057)	(2,972)	(5,513)
Interest and other income	35	37	31	1
Change in fair value of convertible preferred stock warrant liability	—	(955)	—	(2,711)

Net loss attributable to common stockholders	$(10,840)	$(15,975)	$(2,941)	$(8,223)

Basic and diluted net loss per share attributable to common stockholders(1)	$(30.43)	$(43.48)	$(8.14)	$(22.25)

Weighted-average shares used to compute basic and diluted net loss per share attributable to common stockholders(1)	356,215	367,437	361,370	369,656

Pro forma basic and diluted net loss per common share (unaudited)(1)		$(2.28)		$(0.81)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)(1)		7,008,481		10,139,078

(1)	See Note 2 of our financial statements included elsewhere herein for an explanation of the method used to compute basic and diluted net loss per share of common stock, the unaudited pro forma basic and diluted net loss per share of common stock and the weighted-average number of shares used in computation of the per share amounts.

	AS OF DECEMBER 31,		AS OF MARCH 31, 2014
	2012	2013
	(in thousands)
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$12,762	$30,387	$25,016
Working capital	11,068	28,695	23,194
Total assets	14,252	30,965	25,830
Convertible preferred stock warrant liability	—	3,336	6,047
Convertible preferred stock	51,726	81,394	81,394
Total stockholders’ (deficit) equity	(40,120)	(55,834)	(63,870)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. In addition to historical information, some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, future financial performance, expense levels and liquidity sources, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage immunotherapy company with next-generation in vivo approaches designed to enable the body’s immune system to fight disease. We have engineered our technologies to activate the immune system’s natural ability to create tumor-specific cytotoxic T cells and fight cancer. We are developing multiple product candidates from our two discovery platforms, DCVexTM and GLAASTM, which we believe have the potential to treat a broad patient population. Our product candidates, LV305, CMB305 and G100, utilize multiple immuno-oncology approaches and, we believe, address the shortcomings of existing therapies. LV305 and G100 are in Phase 1 clinical trials and we expect to initiate a Phase 1 clinical trial for CMB305 by the end of the year. CMB305 combines our two platforms in a prime-boost approach that we believe should be more effective than either LV305 or G305 alone. Although we plan to focus our development efforts on CMB305 and G100, we plan to conduct a small exploratory trial to compare LV305 and CMB305 in the same tumor types. After reviewing those data, we may elect to separately develop LV305.

We have devoted substantially all of our resources since inception to our drug development efforts, including undertaking clinical trials of our product candidates, development of our DCVex and GLAAS discovery platforms, conducting preclinical studies, protecting our intellectual property and providing general and administrative support to our product development activities. To date, we have funded our operations primarily through private placements of our convertible preferred stock, payments received under license and collaboration agreements and GLA product sales. From inception in February 2008 through March 31, 2014, we have raised or earned a total of $93.7 million in cash, including:

■	$84.3 million from the issuance of our common stock, convertible preferred stock and the 2013 warrants;

■	$6.3 million from the licensing of certain of our technology; and

■	$3.1 million from GLA product sales and contract research services.

Our net loss was $10.8 million for the year ended December 31, 2012 and $16.0 million for the year ended December 31, 2013. Our net loss was $2.9 million for the three months ended March 31, 2013 and $8.2 million for the three months ended March 31, 2014. As of March 31, 2014, we had an accumulated deficit of $64.8 million. We have incurred net losses to date and we expect to continue to incur significant expenses and increasing operating losses for at least the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will significantly increase as we:

■	complete our current and planned Phase 1 clinical trials;

■	commence and advance clinical development of CMB305 and G100;

■	perform additional process development for our product candidates, including initial commercial scale up efforts;

■	seek regulatory approvals for our product candidates, if any, that successfully complete clinical trials;

■	establish a sales, marketing and distribution infrastructure to commercialize and market products for which we obtain regulatory approval;

■	maintain, expand and protect our intellectual property portfolio;

■	continue research and development efforts to build our pipeline beyond the current product candidates;

■	hire additional clinical, quality control, scientific and management personnel; and

■	add operational and financial personnel to support our product development efforts and operational support applicable to operating as a public company.

We do not expect to generate significant revenue unless and until we successfully complete development of, obtain marketing approval for and commercialize our product candidates, either alone or in collaboration with third parties. We expect these activities will take a number of years and our success in these efforts is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the regulatory approval and commercialization of any of our product candidates. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our operating activities through public or private equity or debt financings, collaborations or licenses, capital lease transactions or other available financing transactions. However, we may be unable to raise additional funds through these or other means when needed, on favorable terms or at all.

Financial Overview

Revenue

Collaboration and Licensing Revenue

We derive our revenue from collaboration and licensing agreements and the sale of products associated with material transfer, collaboration and GLA supply agreements. We have recognized $9.4 million in revenue from inception through March 31, 2014. We may generate revenue in the future from payments from future license or collaboration agreements, product sales or government contracts and grants. We expect that any revenue we generate will fluctuate from quarter to quarter.

In October 2010, we entered into three separate license agreements with MedImmune pursuant to which we granted MedImmune a worldwide, sublicensable, exclusive license to use GLA to develop and sell vaccines in three different infectious disease indications. MedImmune paid us upfront payments under the license agreements in 2010. While we have not recorded any revenue since 2010, under each license agreement, MedImmune is obligated to make additional payments based on the achievement of certain developmental, regulatory and commercial milestones for the licensed indication. MedImmune is also obligated to pay us a low double-digit percentage share of any non-royalty payments that it receives from sublicensees and mid single-digit royalty payments on net sales of licensed products, which royalty is subject to reduction under certain circumstances.

From time to time, we also enter into non-exclusive license arrangements, material transfer agreements or option agreements with respect to GLA in specified non-oncology indications. In 2012 and 2013, we received an aggregate of $0.9 million and $0.7 million in licensing revenue, respectively, and $0.2 million in other revenue, net for contract research services under these arrangements. The parties with whom we contract are in certain cases obligated to make additional payments based on achievement of milestones.

Under our license agreement with IDRI, we are obligated to share with IDRI a percentage of payments received from third party licensees. In 2012 and 2013, we paid $0.0 and $0.1 million in license related milestone payments to IDRI. The 2013 payment was expensed as research and development.

GLA Product Sales

We sell formulations of GLA to selected companies for use in ongoing preclinical studies and clinical trials. All revenues associated with the sale of GLA supplied by us are reported as GLA product sales with the applicable costs reported under cost of product sales. In 2012 and 2013, we recognized approximately $1.9 million and $0.9 million in revenues, respectively, and $1.5 million and $0.7 million in cost of GLA product sales, respectively, through these arrangements.

Research and Development Expenses

We focus our resources on our research and development activities, including the conduct of preclinical studies, product development, activities related to regulatory filings for our product candidates and clinical trials. We recognize our research and development expenses as they are incurred. Our research and development expenses consist of:

■	salaries and related expenses for personnel in research and development functions;

■	costs related to process development and production of product candidates paid to CMOs;

■	fees paid to CROs, including in connection with our clinical trials, and other related clinical trial fees, such as for investigator grants, patient screening, laboratory work and statistical compilation and analyses;

■	allocation of facility lease and maintenance costs;

■	depreciation of laboratory equipment, leasehold improvements and computers;

■	costs related to compliance with regulatory requirements;

■	consulting fees paid to third parties related to non-clinical research and development;

■	stock-based compensation granted to personnel in research and development functions; and

■	acquisition fees, license fees and milestone payments related to acquired and in-licensed technologies.

From inception through March 31, 2014, we have incurred $48.2 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we continue to develop our product candidates.

The table below summarizes our direct research and development expenses by platform for the periods indicated. Our direct research and development expenses consist principally of external costs, such as fees paid to CMOs, CROs, consultants, clinical trial sites and for contract research services. We typically use our employee and infrastructure resources across multiple research and development programs, and therefore do not allocate salaries, stock-based compensation, employee benefit or other indirect costs related to our research and development to specific product candidates. Those expenses are included in “Indirect research and development expense by type” in the table below:

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
	(in thousands)
			(unaudited)
Direct research and development expense by platform:
DCVex	$2,889	$4,370	$1,063	$2,043
GLAAS	800	2,269	360	559
Other	1,014	216	89	2

Total direct research and development program expense	4,703	6,855	1,512	2,604

Indirect research and development expense by type:
Personnel related costs	2,309	3,294	681	1,147
Research and development supplies and services	1,241	818	226	158
Allocated facility, equipment, travel and other expense	351	587	124	169

Total indirect research and development expense	3,901	4,699	1,031	1,474

Total research and development expense	$8,604	$11,554	$2,543	$4,078

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of any of our product candidates or the period in which material net cash, if any, from these product candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

■	the scope, rate of progress, expense and results of our ongoing and additional clinical trials that we may conduct;

■	the scope, rate of progress and expense of process development;

■	other research activities; and

■	the timing of regulatory approvals.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for employees in executive, finance, information technology and human resources functions. Other significant general and administrative expenses include professional fees for accounting and legal services, expenses associated with obtaining and maintaining patents and other intellectual property and allocation of facilities costs.

We expect that our general and administrative expenses will increase as we expand infrastructure to support operating as a public company. These increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel and increased fees for directors, outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.

Change in Fair Value of Convertible Preferred Stock Warrant Liabilities

We classify freestanding warrants for shares that are redeemable as liabilities on the balance sheet at fair value. In each reporting period, we record any change in fair value of the warrants as a non-operating gain or loss in the statements of operations.

We will continue to adjust the liability for changes in the estimated fair value of the warrants until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time we would reclassify the liabilities to stockholders’ (deficit) equity. In April 2014, we amended the 2013 warrants to expire upon the closing of this offering, if not exercised prior to the closing.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are the most critical to fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We derive our revenue from collaboration and licensing agreements and the sale of products associated with material transfer, collaboration and GLA supply agreements.

Licensing fees are recognized when the amounts are earned and determinable during the applicable period. We recognize up-front nonrefundable license fees when due under contractual agreements and when we do not have a continuing obligation to provide services related to the agreement. Revenue associated with nonrefundable up-front license fees under arrangements where the license fees and research and development activities cannot be accounted for as separate units of accounting is deferred and recognized as revenue on a straight-line basis over the expected term of our continued involvement in the research and development process. Revenues from the achievement of research and development milestones, if deemed substantive, are recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. If not deemed substantive, we recognize such milestones as revenue on a straight-line basis over the remaining expected term of continued involvement in the research and development process.

Milestones are considered substantive if all of the following conditions are met: (1) the milestone is nonrefundable, (2) achievement of the milestone was not reasonably assured at the inception of the arrangement; (3) substantive effort is involved to achieve the milestone; and (4) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone and any ongoing research and development or other services are priced at fair value. Payments received in advance of work performed are recorded as deferred revenue.

Certain agreements from which we derive our revenue include multiple deliverables. We recognize the revenue of each deliverable at fair value, determined to be the estimated selling price in cases where neither vendor-specific objective evidence nor third-party evidence is available.

Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the customer is fixed or determinable; and (4) collectability is reasonably assured. The evaluation of these revenue recognition criteria requires significant management judgment. For instance, we use judgment to assess collectability based on factors such as the customer’s creditworthiness and past collection history, if applicable. If we determine that collection of a payment is not reasonably assured, revenue recognition is deferred until receipt of payment. We also use judgment to assess whether a price is fixed or determinable including but not limited to, reviewing contractual terms and conditions related to payment terms.

Revenue from product sales of GLA is recognized when the risk of loss has passed to the customer or deferred until such time that risk of loss has passed. All revenues associated from the sale of GLA supplied by us are reported under product sales with the applicable costs reported under cost of product sales. Product sales consist of the direct costs associated with the manufacture and formulation of GLA, including costs to purchase raw materials, third-party contract manufacturing costs, assay testing and ongoing product stability testing.

Accrued Liabilities

Accrued liabilities represent accrued compensation including vacation accruals, unearned revenue and accrued expenses. As part of the process of preparing our financial statements, we are required to estimate our accrued professional services and research and development expenses. This process involves reviewing contracts and vendor agreements, communicating with our applicable personnel to identify services that have been performed on our behalf. We estimate the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us.

We base our expenses related to contract manufacturing and clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple contract manufacturing organizations and clinical research organizations that conduct and manage supply and clinical studies on our behalf. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. To date, we have not experienced any significant adjustments to our estimates.

Valuation of Financial Instruments

Convertible Preferred Stock Warrant Liability

We account for the 2013 warrants in accordance with Accounting Standards Codification, or ASC, Topic 480-10, Distinguishing Liabilities from Equity, which requires that a financial instrument, other than an outstanding share, that, at inception, includes an obligation to repurchase the issuer’s equity shares regardless of the timing or likelihood of the redemption, shall be classified as a liability. We measure the fair value of the warrant liability based on the fair value of the warrants which we determine based on an allocation of our enterprise value to all classes of equity and preferred stock, including the warrants. In valuing the 2013 warrants, we utilized the income method approach in combination with a Monte Carlo simulation, which is a method that evaluates many possible value outcomes to establish the expected value of an asset. This methodology allows the modeling of securities with complex terms, such as the 2013 warrants, where path dependency, floors, caps, triggers, changes of control and down round financing provisions can be taken into account. In each reporting period, we record any change in fair value of the 2013 warrants as a non-operating gain or loss in our statements of operations.

Stock-Based Compensation

In accordance with ASC 718, Stock Compensation, we determine the fair value of stock options and other stock-based compensation issued to employees as of the grant date. We recognize the fair value of stock-based compensation as compensation expense over the requisite service period, which is the vesting period. We also record stock options and other stock-based compensation issued to non-employees at their fair value as of the grant date. We then periodically remeasure the awards to reflect the current fair value at each reporting period and recognize expense over the related service period.

Stock-based compensation expense includes stock options granted to employees and non-employees and has been reported in our statements of operations as follows:

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
	(in thousands)
			(unaudited)
Employee:
Research and development	$30	$40	$8	$51
General and administrative	75	111	23	86
Non-Employee:
Research and development	43	39	4	50
General and administrative	96	65	11	—

Total stock-based compensation expense	$244	$255	$46	$187

We calculate the fair value of stock-based compensation awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of subjective assumptions, including the expected term of the stock options, stock price volatility, risk free interest rate and the fair value of the underlying common stock on the date of grant. We used the following assumptions in the model:

■	We determine the risk-free interest rate by reference to implied yields available from U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant.

■	The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore we estimate the expected term by using the “simplified method,” which calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

■	We do not have sufficient history to estimate the volatility of our common stock price. We calculate expected volatility based on reported data for selected, reasonably similar publicly traded companies for which the historical information is available. For the purpose of identifying peer companies, we consider characteristics such as industry, stage of development, market capitalization, risk profile, length of trading history and similar vesting terms. We plan to continue to use the guideline peer group volatility information until the historical volatility of our common stock is relevant to measure expected volatility for future option grants.

■	The assumed dividend yield is based on our expectation of not paying dividends in the foreseeable future.

The assumptions that we used in the Black-Scholes option pricing model are set forth below:

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
			(unaudited)
Weighted-average estimated fair value	$0.97	$2.31	$1.09	*
Risk-free interest rate	0.93% – 1.19%	0.97% - 1.99%	0.97% - 1.19%	*
Expected term of options (in years)	5.85 – 6.07	5.45 – 6.08	5.45 - 6.08	*
Expected stock price volatility	90%	90%	90%	*
Expected dividend yield	—%	—%	—%	*

*	No options were granted to employees during the three months ended March 31, 2014.

The amount of stock-based compensation expense we recognize during a period is based on the value of the portion of the awards that we expect to ultimately vest. We estimate forfeitures for employee grants at the time of grant, and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the actual expense recognized over the vesting period will only represent those options that vest. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. For instance, if a revised forfeiture rate is lower than the previously estimated forfeiture rate, we make an adjustment that will result in an increase to the stock-based compensation expense recognized in our financial statements. To date, our forfeitures have been immaterial.

We are a private company with no active public market for our common stock. Therefore, our board of directors has periodically determined the per share fair value of our common stock at various dates using valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. We performed these valuations contemporaneously as of December 31, 2012, October 16, 2013 and March 31, 2014. For financial reporting purposes, we also performed a retrospective valuation on December 31, 2013. Upon the completion of this offering, the fair value of our common stock will be determined by the trading value of our common stock on NASDAQ.

In conducting the valuations, our board of directors, with input from management and independent third-party valuation specialists, considered objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects and operating performance at each valuation date. Within the valuations performed, we used a range of factors, assumptions and methodologies. The significant factors included:

■	the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our convertible preferred stock;

■	our results of operations, financial position and the status of research and development efforts;

■	the lack of liquidity of our common stock as a private company;

■	our stage of development and business strategy and the material risks related to our business and industry;

■	the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions;

■	the achievement of corporate objectives, including entering into collaboration and license agreements, and the likelihood of entering into such agreements;

■	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

■	any external market conditions affecting the life sciences and biotechnology industry sectors;

■	the state of the IPO market for similarly situated privately held biotechnology companies;

■	general U.S. economic conditions; and

■	our most recent valuations prepared in accordance with methodologies outlined in the Practice Aid.

The dates of our valuations have not always coincided with the dates of our stock-based compensation grants. Our board of directors granted all options at exercise prices per share not less than the per share fair value of our common stock underlying those options on the grant date.

Common Stock Valuation Methodologies

The valuations discussed below were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches and various methodologies for allocating the value of an enterprise to its common stock. We considered three approaches when valuing the operating assets and liabilities of the company: the cost approach, the market approach, and the income approach.

■	Cost approach. The cost approach, which adjusts a company’s assets to market value, was not utilized in our valuation because our value under this approach is based on the possibility of significant future revenues and profit.

■	Market approach. The market approach consists of two primary methodologies: the guideline public company method and the guideline transaction method. The guideline public company method involves identifying and selecting publicly-traded companies with financial and operating characteristics similar to the company being valued. The second method, the guideline transaction method, involves determining valuation multiples from sales of companies with similar financial and operating characteristics and applying the valuation multiples derived from these transactions to the subject company. Once companies are identified, valuation multiples can be synthesized and applied to the subject company.

■	Income approach. In the income approach, an economic benefit stream of a company is selected, usually based on historical or projected cash flow. The focus is to determine a benefit stream that is reflective of a company’s most likely future operations. This selected benefit stream is then discounted to present value with an appropriate risk-adjusted discount rate or capitalization rate.

We performed a scenario-based hybrid approach of the income approach and the market approach to determine our business enterprise value. We looked towards potential future outcomes, determined potential exit values at that time, assessed probabilities of said exits and discounted the proceeds to present value.

Methods Used to Allocate Our Enterprise Value to Classes of Securities

Once we calculated the estimated enterprise value, we considered the various methods for allocating that value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date in accordance with the Practice Aid. The methods we considered consisted of the following:

■	Current value method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest. This method was considered but not utilized in any of the valuations discussed below because its use is limited to circumstances assuming imminent liquidity or that no significant equity value has been created above the liquidation preference.

■	Option pricing method. Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options. This method was considered but not utilized in any of the valuations discussed below because the methodology assumes that a company’s exit scenarios follow a lognormal distribution in terms of business enterprise value and probabilities. Given our review of studies which detail the return distribution for venture capital-backed life science companies, we do not believe that the return distribution for us follows a lognormal path.

■	Probability-Weighted Expected Return Method, or PWERM. Under the PWERM approach, the value of the various equity securities are estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.

We selected the PWERM approach to allocate the equity value among the various share classes given our stage of development, the availability of relevant data and our expectation that we are able to forecast distinct future liquidity scenarios as of each valuation date.

Under the PWERM approach, share value is derived from the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. For each valuation date described below, the fair value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to our common stockholders under several time to exit or liquidity event scenarios, including (1) an IPO at a high and low range, (2) a strategic merger or sale of our company at a high or low premium to the cumulative amounts invested by our convertible preferred stock investors, or (3) a dissolution scenario in which the company was not able to raise additional capital. In each scenario, the projected equity values were based on a review of other IPO and merger and acquisition, or M&A, transactions involving life science and biotechnology companies that we considered broadly comparable to our company. The timing of each scenario was, in part, based on the plans of our board of directors and management and generally coincided with the expected availability of developing our product candidates for clinical trials and early Phase 1 and Phase 2 clinical trial results. In the IPO scenario, we assumed all outstanding shares of our convertible preferred stock would convert into common stock. In the M&A scenarios, the projected equity value was allocated to the various share classes as of the liquidity date, based on the respective rights and preferences outlined in our certificate of incorporation.

After the projected equity value in each scenario was allocated to the various share classes, we calculated the present value of each share class using an appropriate discount rate. The cost and value of debt were based on our balance sheet as of the valuation date, as well as observations of the cost of debt for similar stage enterprises. The convertible preferred stock portion of our capital structure was bifurcated into debt-like and equity-like components. The debt-like piece reflects liquidation preferences whereas the equity-like segment reflects value over and above such liquidation preferences. The values were calculated as the probability-weighted present value of each relevant component under the PWERM approach. The cost of capital for the debt-like portion was based on rates for venture debt whereas the cost of capital for the equity-like component was calculated in order to achieve approximately 18%-20% venture capital portfolio returns across the total preferred investment. The rate reflects consideration of an implied return to common stock based on the probability of successful exits under the PWERM approach higher than the implied return to preferred investors due to the higher risk profile of common stock relative to preferred.

Common Stock Valuations

December 31, 2012 Valuation

Using the PWERM approach, we estimated that our common stock had a value of $1.48 per share as of December 31, 2012. We calculated a return required of 18.0% for the enterprise on a portfolio or probability-weighted basis.

The following stockholder exit or liquidity event scenarios were used in the probability-weighted analysis:

■	an IPO or an M&A at a high valuation on or before December 31, 2016, which assumed an additional fundraising of $50 million to complete preclinical development and conduct clinical trials through proof of concept in two product candidates with positive results from each trial by late 2016;

■	an IPO or an M&A at a lower valuation on or before December 31, 2016, which assumed an additional fundraising of $25 million to complete preclinical development and conduct a clinical trial through proof of concept in one product candidate with positive interim results from the trial by late 2016;

■	an M&A at a high valuation on or before December 31, 2014, which assumed an additional fundraising of $25 million to complete preclinical development and conduct a clinical trial in one product candidate with positive safety results from the trial;

■	an M&A at a low valuation on or before December 31, 2014, which assumed an additional fundraising of $25 million to complete preclinical development and conduct a clinical trial in one product candidate with positive safety results from the trial; and

■	a dissolution scenario in December 31, 2014 and December 31, 2013 to reflect the possibility that we would not be able to raise capital by December 2013, or the inability to manufacture our product candidates or commence clinical trials by December 2014, resulting in the wind-down of operations and sale of assets.

In the valuation, we used the following probability weightings for each of the scenarios outlined:

	IPO HIGH	IPO LOW	M&A HIGH LATER	M&A LOW LATER	M&A HIGH EARLY	M&A LOW EARLY	DISSOLUTION LATER	DISSOLUTION EARLY
Probability of scenario	2.5%	2.5%	5.0%	10.0%	10.0%	20.0%	25.0%	25.0%
Time to exit (years)	4.0	4.0	4.0	4.0	2.0	2.0	2.0	1.0

Our board of directors determined there were no events or circumstances that resulted in a change of the fair value determination from the December 31, 2012 valuation to the grant dates of stock-based compensation on February 7, 2013 and May 23, 2013. At the time of the grants, our board of directors had not made a decision to explore accessing the public markets and we were still seeking to raise additional private funding to support our operations.

October 16, 2013 Valuation

Using the PWERM approach, we estimated that our common stock had a value of $1.23 per share as of October 16, 2013. We calculated a return required of 20.0% for the enterprise on a portfolio or probability-weighted basis.

The following stockholder exit or liquidity event scenarios were used in the probability-weighted analysis:

■	an IPO or an M&A at a high and low valuation range on or before September 30, 2016, which assumed positive Phase 2 results on a product candidate and exercise of the 2013 warrants, with an exit value under IPO scenario based on recent IPOs of cancer companies and overall biopharma industry;

■	an M&A on or before September 30, 2015, which assumed successful completion of a Phase 1 clinical trial for one product candidate with positive safety results from the trial; and

■	a dissolution scenario in October 31, 2015 and September 30, 2016 to reflect the possible wind-down and sale of our various assets and the inability to raise additional capital, if necessary, in the interim. We considered two dissolution scenarios: (1) dissolution in 2015 if we are not able to complete a Phase 1 clinical trial for one product candidate and the 2013 warrants remain unexercised and expire; and (2) dissolution in 2016 after the 2013 warrants were exercised.

In the valuation, we used the following probability weightings for each of the scenarios outlined:

	IPO HIGH	IPO LOW	M&A HIGH LATER	M&A LOW LATER	M&A HIGH EARLY	M&A LOW EARLY	DISSOLUTION- LATER	DISSOLUTION EARLY
Probability of scenario	2.5%	2.5%	5.0%	10.0%	10.0%	20.0%	20.0%	30.0%
Time to exit (years)	2.9	2.9	2.9	2.9	1.9	1.9	2.9	2.0

Our board of directors determined there were no events or circumstances that resulted in a change of the fair value determination from the October 16, 2013 valuation to the grant date of stock-based compensation on December 19, 2013. The October 16, 2013 valuation assumptions included the terms of the convertible preferred stock financing and the proposed operating plan. At the time of grant, LV305 was still pending submission of an Investigational New Drug Application and had not successfully completed GMP manufacturing to support clinical trials, and our board of directors had not made the strategic decision to access public markets. Primary factors related to the decrease in value since the last valuation were the discontinuation of one product candidate and the additional liquidation preference from the Series C convertible preferred stock financing.

December 31, 2013 Valuation

Using the PWERM approach, we estimated that our common stock had a value of $2.95 per share as of December 31, 2013. We calculated a return required of 20.0% for the enterprise on a portfolio or probability-weighted basis.

The following stockholder exit or liquidity event scenarios were used in the probability-weighted analysis:

■	an IPO or an M&A at a high and low valuation range on or before September 30, 2016, and assumes that we wait until the completion of the Phase 1 clinical trial in one product candidate and initiation of the Phase 2 clinical trial in a product candidate during that period and exits with a higher value;

■	an IPO or an M&A at a high and low valuation range on or before March 31, 2015. We would pursue an IPO in the first quarter of 2015, close to the availability of clinical data on one product candidate. We assumed that in case of an IPO, the 2013 warrant holders will be able to assess potential value and therefore exercise before expiration. The proceeds from the 2013 warrants have been assumed to be a part of the exit value; and

■	a dissolution scenario in 2015 and 2016 to reflect the possible wind-down and sale of our various assets and the inability to raise additional capital, if necessary, in the interim. We considered two dissolution scenarios: (1) dissolution in 2015 if we were unable to complete a Phase 1 clinical trial in one product candidate and the 2013 warrants remained unexercised and expired; and (2) dissolution in 2016 after the 2013 warrants have been exercised.

In the valuation, we used the following probability weightings for each of the scenarios outlined:

	IPO HIGH LATER	IPO LOW LATER	IPO HIGH EARLY	IPO LOW EARLY	M&A HIGH LATER	M&A LOW LATER	M&A HIGH EARLY	M&A LOW EARLY	DISSOLUTION LATER	DISSOLUTION EARLY
Probability of scenario	2.5%	2.5%	7.5%	12.5%	5.0%	10.0%	10.0%	5.0%	20.0%	25.0%
Time to exit (years)	2.75	2.75	1.2	1.2	2.75	2.75	1.75	1.75	2.75	1.8

The December 31, 2013 valuation was completed retrospectively for financial reporting purposes in determining the fair value of our convertible preferred stock warrant. There were no stock options granted between the December 31, 2013 valuation date and March 31, 2014.

March 31, 2014 Valuation

Using the PWERM approach, we estimated that a share of our common stock had a value of $6.22 per share as of March 31, 2014. We calculated a return required of 20.0% for the enterprise on a portfolio or probability-weighted basis.

The following stockholder exit or liquidity event scenarios were used in the probability-weighted analysis:

■	an IPO or an M&A at a high and low valuation range on or before September 30, 2016, and assumes that we wait until the completion of the Phase 1 clinical trials for one product candidate and initiate a Phase 2 clinical trial in a product candidate during that period and exit with a higher value;

■	an IPO or an M&A at a high and low valuation range on or before July 2014, based on the assumption of an IPO in the third quarter of 2014, prior to clinical data on a product candidate. We have assumed that in the case of an IPO, the 2013 warrant holders will be able to assess potential value and therefore exercise before expiration. The proceeds from the 2013 warrants have been assumed to be part of the exit value; and

■	a dissolution scenario in 2015 and 2016 to reflect the possible wind-down and sale of our various assets and the inability to raise additional capital, if necessary, in the interim. We considered two dissolution scenarios: (1) dissolution in 2015 if we are unable to complete a Phase 1 clinical trial in one clinical trial for our product candidates and the 2013 warrants remain unexercised and expired and (2) dissolution in 2016 after the 2013 warrants have been exercised.

In the valuation, we used the following probability weightings for each of the scenarios outlined:

	IPO HIGH LATER	IPO LOW LATER	IPO HIGH EARLY	IPO LOW EARLY	M&A HIGH LATER	M&A LOW LATER	M&A HIGH EARLY	M&A LOW EARLY	DISSOLUTION LATER	DISSOLUTION EARLY
Probability of scenario	2.5%	2.5%	20.0%	25.0%	5.0%	10.0%	10.0%	5.0%	15.0%	5.0%
Time to exit (years)	2.5	2.5	0.3	0.3	2.5	2.5	0.75	0.75	2.5	0.3

Our board of directors determined there were no events or circumstances that resulted in a change of the fair value determination from the March 31, 2014 valuation to the grant dates of stock-based compensation on April 13, 2014 and May 23, 2014. Primary factors related to the increase in value since the last valuation were the increased probability to IPO exit by 25% due to the decision to pursue an IPO, regulatory clearance to proceed with clinical trials for LV305 and the observation of an initial complete response in one of our first patients in a single loco-regional tumor treated with G100.

June 13, 2014 Valuation

Using the PWERM approach, we estimated that a share of our common stock had a value of $8.92 per share as of June 13, 2014. We calculated a return required of 20.0% for the enterprise on a portfolio or probability-weighted basis.

The following stockholder exit or liquidity event scenarios were used in the probability-weighted analysis:

■	an IPO at a high and low valuation range on or before July 31, 2014, based on the assumption of an IPO in the third quarter of 2014, prior to receipt of clinical data on a product candidate. We have assumed that in the case of an IPO, the 2013 warrant holders will be able to assess potential value and therefore exercise before expiration. The proceeds from the 2013 warrants have been assumed to be part of the IPO exit values;

■	an IPO at valuations on or before September 30, 2014 or March 31, 2015, based on assumptions of an IPO in the fourth quarter of 2014 or first quarter of 2015, respectively, as we continue progressing our Phase 1 clinical trials;

■	an M&A at a high and low valuation range on or before September 30, 2016, and assumption that we wait until the completion of the Phase 1 clinical trials for one product candidate and initiate a Phase 2 clinical trial in a product candidate during that period and exit with a higher value;

■	an M&A at a high and low valuation range on or before December 31, 2014, prior to receipt of clinical data on a product candidate; and

■	a dissolution scenario in 2015 and 2016 to reflect the possible wind-down and sale of our various assets and the inability to raise additional capital, if necessary, in the interim. We considered two dissolution scenarios: (1) dissolution in 2015 if we are unable to complete a Phase 1 clinical trial in one clinical trial for our product candidates and the 2013 warrants remain unexercised and expire and (2) dissolution in 2016 after the 2013 warrants have been exercised.

In the valuation, we used the following probability weightings for each of the scenarios outlined:

	IPO LATER	IPO MID	IPO HIGH EARLY	IPO LOW EARLY	M&A HIGH LATER	M&A LOW LATER	M&A HIGH EARLY	M&A LOW EARLY	DISSOLUTION LATER	DISSOLUTION EARLY
Probability of scenario	5.0%	5.0%	27.5%	32.5%	5.0%	5.0%	2.5%	2.5%	10.0%	5.0%
Time to exit (years)	0.75	0.3	0.1	0.1	2.3	2.3	0.55	0.55	2.3	0.55

Our board of directors determined there were no events or circumstances that resulted in a change of the fair value determination from the June 13, 2014 valuation to the grant dates of stock-based compensation on June 23, 2014 and June 27, 2014. Primary factors related to the increase in value since the last valuation were the increased probability to IPO exit by 20% due to the expected timing to pursue an IPO and the initiation of the Phase 1 clinical trial for LV305.

Stock Option Grants

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from January 1, 2013, as well as the associated per share exercise price, which was the fair value per share of our common stock as determined by our board of directors on the grant date:

DATE OF GRANT	NUMBER OF SHARES SUBJECT TO OPTIONS GRANTED	EXERCISE PRICE PER SHARE	ESTIMATED FAIR VALUE OF COMMON STOCK
February 7, 2013	110,753	$1.48	$1.48
May 23, 2013	19,571	$1.48	$1.48
December 19, 2013	741,969	$1.23	$2.95
April 13, 2014 (unaudited)	56,614	$6.22	$6.22
May 23, 2014 (unaudited)	3,058	$6.22	$6.22
June 23, 2014 (unaudited)	281,578	$8.92	$8.92
June 27, 2014 (unaudited)	29,356	$8.92	$8.92

The estimated fair value of common stock per share in the table above represents the fair value of our common stock for financial reporting purposes. In connection with the preparation of our financial statements for the year ended December 31, 2013, we reassessed our estimate of fair value of our common stock for financial reporting purposes given our valuation to derive the estimated fair value of convertible preferred stock warrant liability. Following this reassessment, it was determined that for financial reporting purposes the fair value of our common stock was higher than the fair value determined by the board of directors at the time of grant on December 19, 2013. The weighted-average grant date fair value of options granted during the years ended December 31, 2012 and 2013 was $0.97 and $2.31, respectively.

Results of Operations

Comparison of Three Months Ended March 31, 2013 and 2014

The following table summarizes our results of operations for the three months ended March 31, 2013 and 2014:

	THREE MONTHS ENDED MARCH 31,		INCREASE/ (DECREASE)
	2013	2014
	(in thousands)
	(unaudited)
Total revenues	$564	$25	$(539)
Operating expenses:
Cost of product sales	212	14	(198)
Research and development	2,543	4,078	1,535
General and administrative	781	1,446	665

Total operating expenses	3,536	5,538	2,002

Loss from operations	(2,972)	(5,513)	(2,541)
Interest and other income	31	1	(30)
Change in fair value of convertible preferred stock warrant liability	—	(2,711)	(2,711)

Net loss attributable to common stockholders	$(2,941)	$(8,223)	$(5,282)

Total Revenues and Cost of Product Sales

The $0.5 million decrease in total revenues was attributable to lower GLA sales in the first quarter of 2014, as compared to the sale of multiple GLA clinical lots and recognition of licensing income in connection with the amortization of an exclusive option entered into in the first quarter of 2013. The cost of product sales also decreased $0.2 million in the first quarter of 2014 associated with the decrease in GLA sales.

Research and Development Expenses

The $1.5 million increase was primarily attributable to an increase of $0.5 million in contract manufacturing and development to support the LV305 clinical trial, an increase of $0.5 million of clinical costs to support the start of G100 and G305 clinical trials and a $0.5 million increase in personnel-related expenses as a result of growth in research and development headcount to support clinical development.

General and Administrative Expenses

The $0.7 million increase was primarily attributable to the $0.5 million increase in professional service fees to support our preparations for becoming a public company and a $0.2 million increase in personnel-related expenses, primarily related to an increase in administrative headcount to support the growth and expansion of our business.

Change in Fair Value of Convertible Preferred Stock Warrant Liability

The increase in other expense is related to the revaluation of the convertible preferred stock warrant liability, which was driven by an increase in the valuation of our stock. There were no 2013 warrants outstanding during the three months ended March 31, 2013.

Comparison of Fiscal Years Ended December 31, 2012 and 2013

The following table summarizes the results of our operations for the fiscal years ended December 31, 2012 and 2013:

	YEARS ENDED DECEMBER 31,		INCREASE/ (DECREASE)
	2012	2013
	(in thousands)
Total revenues	$2,960	$1,599	$(1,361)
Operating expenses:
Cost of product sales	1,518	669	(849)
Research and development	8,604	11,554	2,950
General and administrative	3,713	4,433	720

Total operating expenses	13,835	16,656	2,821

Loss from operations	(10,875)	(15,057)	(4,182)
Interest and other income	35	37	2
Change in fair value of convertible preferred stock warrant liability	—	(955)	(955)

Net loss attributable to common stockholders	$(10,840)	$(15,975)	$(5,135)

Total Revenue and Cost of Product Sales

The $1.4 million decrease in total revenues was primarily attributable to a $1.0 million decrease as a result of fewer GLA sales and a $0.4 million decrease in licensing revenue and other revenue attributable to a research collaboration that completed in 2012. The cost of product sales also decreased $0.8 million associated with the decrease in GLA sales.

Research and Development Expenses

The $3.0 million increase was primarily attributable to an increase of $1.4 million in contract manufacturing and development to support the LV305 Phase 1 clinical trial, an increase of $0.9 million of clinical costs to support the start of G100 and G305 Phase 1 clinical trials and a $0.7 million increase in personnel-related expenses as a result of growth in research and development headcount to support clinical development.

General and Administrative Expenses

The $0.7 million increase was primarily attributable to the $0.6 million increase in professional service fees in support of our patent portfolio and a $0.1 million increase in personnel-related expenses and facilities, primarily related to an increase in administrative headcount to support the growth and expansion of our business.

Change in Fair Value of Convertible Preferred Stock Warrant Liability

The $1.0 million decrease in other income is from the revaluation of the convertible preferred stock warrant liability which was driven by an increase in the valuation of our common stock. There were no 2013 warrants outstanding during 2012.

Liquidity and Capital Resources

Since our inception through March 31, 2014, we have raised a total of $93.7 million in cash, including, $84.3 million from the sale of our common stock, convertible preferred stock and warrants, $6.3 million from the licensing of our technology and $3.1 million primarily from GLA sales and contract research services.

In addition to our existing cash and cash equivalents, we are eligible to receive research and development funding and to earn milestone and other contingent payments for the achievement of defined collaboration objectives and certain development, regulatory and commercial milestones and royalty payments under our collaboration agreements. Our ability to earn these milestone and contingent payments and the timing of achieving these milestones is primarily dependent upon the outcome of our collaborators’ research and development activities and is uncertain at this time.

Funding Requirements

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical and preclinical research and development services, including manufacturing, laboratory and related supplies, legal, patent and other regulatory expenses and general overhead costs. We believe our use of CROs and contract manufacturers provides us with flexibility in managing our spending and limits our cost commitments at any point in time.

Because our product candidates are in various stages of clinical and preclinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates or whether, or when, we may achieve profitability. Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through collaboration arrangements and, if necessary, equity or debt financings. Except for any obligations of our collaborators to reimburse us for research and development expenses or to make milestone or royalty payments under our agreements with them, upon completion of this offering, we will not have any committed external source of liquidity. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interest of our stockholders will be diluted and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through collaboration arrangements in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Based on our research and development plans and our timing expectations related to the progress of our programs, we expect that our existing cash and cash equivalents as of March 31, 2014 and the net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect. Our future capital requirements will depend on many factors, including, among others:

■	the scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities;

■	the scope, rate of progress and costs of our manufacturing development and commercial manufacturing activities;

■	the cost, timing and outcomes of regulatory proceedings (including FDA review of any BLA we file);

■	payments required with respect to development milestones we achieve under our in-licensing agreements;

■	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

■	the costs associated with commercializing our product candidates, if they receive regulatory approval;

■	the cost and timing of developing our ability to establish sales and marketing capabilities;

■	competing technological efforts and market developments;

■	changes in our existing research relationships;

■	our ability to establish collaborative arrangements to the extent necessary;

■	revenues received from any existing or future products; and

■	payments received under any current or future collaborations.

Cash Flows

The following is a summary of cash flows for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014:

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
	(in thousands)
			(unaudited)
Net cash used in operating activities	$(9,578)	$(14,298)	$(3,860)	$(5,141)
Net cash used in investing activities	(294)	(132)	(68)	(59)
Net cash provided by (used in) financing activities	10,626	32,055	6	(171)

Net Cash Used in Operating Activities

Net cash used in operating activities was $9.6 million for the year ended December 31, 2012, compared to $14.3 million for the year ended December 31, 2013. The increase in cash used in operating activities from 2012 to 2013 was due to the increase in contract manufacturing and development to support the LV305 Phase 1 clinical trial, clinical costs to support the start of the G100 and G305 Phase 1 clinical trials and increases in personnel-related expenses as a result of growth to support clinical development and administration.

Net cash used in operating activities was $3.9 million during the three months ended March 31, 2013, compared to $5.1 million during the three months ended March 31, 2014. The increase in cash used in operating activities was primarily due to manufacturing clinical lots to support the LV305 Phase 1 clinical trial, ongoing clinical costs to support the G100 and G305 Phase 1 clinical trials and initiate the LV305 Phase 1 clinical trial and increases in personnel-related expenses as a result of growth to support clinical development and administration.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.3 million for the year ended December 31, 2012, compared to $0.1 million for the year ended December 31, 2013. Net cash used in investing activities for the periods presented primarily relates to the purchase of property and equipment. Property and equipment purchases in 2012 primarily related to lab equipment purchased to support manufacturing of GLA. Property and equipment purchases in 2013 primarily related to improvements to our current Seattle facility that we moved into in 2013.

Net cash used in investing activities was $0.1 million during the three months ended March 31, 2013, compared to $0.1 million during the three months ended March 31, 2014. Net cash used in investing activities for the periods presented primarily relates to the purchase of property and equipment. Property and equipment purchases in the first quarter of 2013 primarily related to improvements to our current Seattle facility that we moved into in 2013 while the purchases in the first quarter of 2014 primarily related to furniture and fixtures in our South San Francisco facility that we moved into in 2014.

Net Cash Provided by (Used In) Financing Activities

Net cash provided by financing activities was $10.6 million for the year ended December 31, 2012, compared to $32.1 million for the year ended December 31, 2013. Net cash provided by financing activities for the periods presented primarily relates to the sale of convertible preferred stock and 2013 warrants. In November 2012, we sold shares of Series B convertible preferred stock for net proceeds of $10.6 million. In October 2013, we sold 4.0 million shares of our Series C convertible preferred stock and 2.0 million of our 2013 warrants for net proceeds of $32.1 million, of which $2.4 million was allocated to the 2013 warrants.

Net cash used in financing activities was $0.2 million for the period ended March 31, 2014 and primarily consisted of direct legal and accounting fees related to preparing to become a public company.

Contractual Obligations and Contingent Liabilities

The following summarizes our significant contractual obligations as of December 31, 2013:

CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Operating leases (1)	$1,398	$430	$888	$80	$—

Total obligations	$1,398	$430	$888	$80	$—

(1)	Represents future minimum lease payments under non-cancelable operating leases in effect as of December 31, 2013, for our facilities in Seattle, Washington and South San Francisco, California. The minimum lease payments above do not include common area maintenance charges or real estate taxes.

The contractual obligations table above does not include any potential future milestone payments to third parties as part of certain collaboration and licensing agreements, which could total up to $2.4 million in aggregate payments for the first licensed GLA product we develop, up to $1.3 million in aggregate payments for each subsequent licensed GLA product we develop and up to $1.9 million in aggregate payments for DCVex products we develop. It also does not include any potential future royalty payments we may be required to make under our licensing agreements as described in Note 9 to our financial statements appearing at the end of this prospectus.

Payments under these agreements are not included in the above contractual obligations table due to the uncertainty of the occurrence of the events requiring payment under these agreements, including our share of potential future milestone and royalty payments. These payments generally become due and payable only upon achievement of certain clinical development, regulatory or commercial milestones.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates and concentration of credit risk. As of March 31, 2014, we had cash and cash equivalents of $25.0 million consisting of bank deposits and interest-bearing money market accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our securities, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents and marketable securities. Additionally, our cash balances deposited in a bank in the United States may be in excess of insured levels.

We contract with contract manufacturers internationally. Transactions with these providers are predominantly settled in U.S. dollars and, therefore, we believe that we have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks.

OUR BUSINESS

Overview

We are a clinical stage immuno-therapy company with next-generation in vivo approaches designed to enable the body’s immune system to fight disease. We have engineered our technologies to activate the immune system’s natural ability to create tumor-specific cytotoxic T cells to fight cancer. We are developing multiple product candidates from our two discovery platforms, DCVexTM and GLAASTM, which we believe have the potential to treat a broad patient population. Our product candidates, LV305, CMB305 and G100, utilize multiple immuno-oncology approaches and, we believe, address the shortcomings of existing therapies. The following is our product development pipeline based on our DCVex and GLAAS platforms:

■	LV305 was developed from the DCVex platform and we are currently enrolling patients in a Phase 1 clinical trial for the treatment of five solid tumor types. We commenced the trial in April 2014, with our first patient treated in June 2014, and expect it to be completed by the end of 2014 with safety and immunogenicity data expected to be available in the first quarter of 2015.

■	CMB305 is a prime-boost approach that combines LV305 with a second agent, G305. G305 is based on our GLAAS platform and is in a Phase 1 clinical trial. We expect to commence a Phase 1 clinical trial for CMB305 in a subset of the tumor types studied in the LV305 and G305 trials by the end of 2014 with data expected to be available by mid-2015.

■	G100 was developed from the GLAAS platform and we are currently enrolling patients with Merkel cell carcinoma in a Phase 1 clinical trial. We commenced the trial in January 2014 and expect it to be completed in the first quarter of 2015. Notably, one of our first patients treated had an initial complete response in the single loco-regional tumor treated with G100. While we believe this initial complete response may be related to treatment with G100, the results from our Phase 1 clinical trial are not yet final, and we cannot be certain that this is the case or that this, or any future response observed, will be durable.

Because of its prime-boost approach, we believe CMB305 should be more effective than either of LV305 or G305 alone. Although we currently intend to focus our development efforts on CMB305 and G100, we plan to conduct a small exploratory trial to compare LV305 and CMB305 in the same tumor types. After reviewing those data, we may elect to separately develop LV305.

We believe our approach to fighting cancer is the first of its kind. We utilize DCVex and GLAAS to develop product candidates that work in vivo and are designed to create and expand diverse armies of immune cells, known as cytotoxic T lymphocytes or CTLs, to fight tumors. An in vivo approach is preferred because it addresses both the cumbersome administration and the need for patient customization inherent in ex vivo approaches. The fundamental discoveries underlying DCVex originated with one of our founders, Nobel laureate David Baltimore, Ph.D. Dr. Baltimore and his colleagues theorized that a lentivirus, which is a virus that works in immune cells such as dendritic cells, or DCs, could be engineered to selectively deliver the specific genetic information of a tumor marker, called an antigen, directly to DCs in the skin. The expression of this antigen triggers an immune response of CTLs to eliminate the tumor. GLAAS, in comparison, is a highly potent synthetic stimulator of a specific cellular receptor called TLR4 that is present in DCs. Activation of DCs through TLR4 can safely trigger an anti-tumor immune response and synergize with CTLs generated by DCVex for what we believe will be a greater degree of tumor killing than either approach alone.

While our primary focus is immuno-oncology, we believe that our platforms also have therapeutic potential in infectious disease, allergy and autoimmune disease.

DCVex and GLAAS: Complementary Product Discovery Platforms

DCVex is a discovery platform that uses a first-in-class vector to generate product candidates designed to create CTLs in vivo. A primary function of CTLs is the selective recognition and subsequent destruction of tumor cells. The DCVex vector is a delivery system based on a re-engineered virus to carry the genetic information of a tumor antigen safely and selectively to DCs in the skin. DCs are the most important immune cells because they initiate the specific immune response that generates CTLs to kill the tumor. When DCVex-based product candidates are injected into a cancer patient, the vector is designed to only interact with these DCs, delivering the tumor antigen in the form of RNA. The DC then processes the RNA into a protein, splits the protein and presents the protein fragments outside of the cell to neighboring resting CD8 T cells, which are precursors to CTLs. When a CD8 T cell is presented with a new antigen protein fragment by the DC, it becomes activated and starts dividing, creating millions of CTLs that will kill tumor cells bearing that same specific tumor antigen. DCVex product candidates have the potential to carry the genetic material of different tumor antigens and, as a result, can target multiple types of cancers.

The GLAAS platform, which stands for GLA Adjuvant Systems, also works in vivo and is based on a small synthetic molecule called GLA, which stands for glucopyranosyl lipid A. GLA selectively binds to the TLR4 receptor and causes potent activation of the DC. When GLA is accompanied by a tumor antigen and injected into a patient, the combination is taken up by DCs and leads to the production and expansion of immune cells called CD4 T helper lymphocytes. Similar to CTLs, these CD4 T cells will be specific to the tumor antigen taken up by the DC, but unlike CTLs, they generally cannot kill antigen-bearing tumor cells. They do, however, play a key role in boosting the anti-tumor immune response by: (1) expanding the number and function of existing CTLs that are specific to the same tumor antigen; and (2) providing help to other immune cells, including B lymphocytes that produce antibodies and natural killer, or NK, cells that are also important in the overall anti-tumor immune response. We therefore believe that product candidates containing GLAAS with a tumor antigen will be effective in amplifying the anti-tumor activity of CTLs, as well as other beneficial anti-tumor mechanisms. Like DCVex, GLAAS product candidates have the potential to target multiple types of cancers.

The combination of DCVex and GLAAS synergize to yield a more potent immune response called a heterologous prime-boost. DCVex primes the immune system by triggering the generation of CTLs, while GLAAS, by activation of

CD4 T cells, boosts the immune response by expanding and enhancing the function of CTLs and other anti-tumor immune mechanisms. We believe that this combination of different technologies results in a first-in-class and best-in-class approach to generate and expand CTLs. The following data from an in vivo rodent model illustrate the effect on antigen-specific CTL generation when combining DCVex and GLAAS platforms. When used alone, the DCVex agent increased the CTLs from 0.05% to 3.16%, and when in combination with GLAAS, the percentage of antigen-specific CTLs in the rodents increased to 15.7%.

The Immune Design Approach

Immuno-oncology broadly refers to the modulation of the immune system to eradicate tumor cells, and is often colloquially divided into two categories; “create and expand” the anti-tumor immune response, and “remove the brakes” placed on the immune response by the tumor’s defenses. Our platforms focus on the “create and expand” category and are designed to generate strong, tumor-specific CTLs in vivo while addressing many of the shortcomings of previous approaches. Our platforms can generate individual product candidates, such as LV305 and G100, or combination product candidates, such as CMB305. Additionally, our product candidates can be combined with other therapeutic mechanisms, such as checkpoint inhibitors, which we believe will generate a greater immune response.

We are targeting tumors using two different strategies that we refer to as the Specific Antigen and Endogenous Antigen approaches. Under the Specific Antigen approach, our product candidates contain a selected antigen enabling the immune system to recognize and kill the tumor cells expressing the same antigen. LV305 and CMB305 are examples of this approach. Under the Endogenous Antigen approach, our GLAAS-based immuno-oncology product candidate, G100, is not designed to target a specific tumor antigen. We believe that when administered with mechanisms that kill, or lyse, tumor cells, our GLAAS-based product candidates will cause DCs near the lysed tumor to activate and capture the wide range of released endogenous tumor antigens. We believe this will trigger a broad immune response against those newly-encountered tumor antigens.

LV305 and CMB305, our first product candidates developed under the Specific Antigen approach, target the tumor antigen NY-ESO-1. We have selected NY-ESO-1 because it is highly expressed in a number of tumors, but the immune system rarely mounts an effective immune response against it. Additionally, its safety has been evaluated by others in numerous clinical trials. We are conducting, or planning to conduct, Phase 1 clinical trials of G305, LV305 and CMB305 in patients with solid tumors, including both rare tumors, such as synovial sarcoma, and higher-incidence tumors such as lung, ovarian, melanoma and breast. We have chosen synovial sarcoma because of its high NY-ESO-1 expression profile. In addition, synovial sarcoma is an orphan disease. If we are able to obtain orphan drug designation from the FDA for any of our Specific Antigen approach product candidates for synovial sarcoma, we may be able to obtain certain benefits such as research tax credits, grant funding, and the potential for seven years of marketing exclusivity under certain circumstances. We began enrolling patients in April 2014 in the LV305 Phase 1 clinical trial, treated our first patient in June 2014, and expect this trial to be completed by the end of 2014, with safety and immunogenicity data expected to be available in the first quarter of 2015. Because we believe CMB305, the prime boost combination of LV305 and G305, should be the most potent therapy under our current Specific Antigen approach, we are planning to focus our development on this product candidate and progress it into more advanced clinical studies, while preserving the ability to separately develop LV305. We expect to commence a Phase 1 clinical trial of CMB305 in a subset of the tumor types studied in the LV305 and G305 trials by the end of 2014 with data expected to be available by mid-2015. Additionally, although we believe G305 may be an effective therapy with patients who have pre-existing but insufficient immune responses prior to treatment, we do not intend to develop it as a stand-alone product.

G100 is our first product candidate being developed under our Endogenous Antigen approach and is currently being evaluated in a Phase 1 clinical trial. This trial is evaluating intra-tumoral injection of G100 in patients with either loco-regional or metastatic Merkel cell carcinoma, or MCC, an orphan disease. If G100 demonstrates an acceptable safety profile in the initial phase of the trial, we intend to combine G100 with local radiation. We have observed a complete response in one of the first patients in the single loco-regional tumor treated. While we believe this initial complete response may be related to treatment with G100, the results from our Phase 1 clinical trial are not yet final, and we cannot be certain that this is the case or that this, or any future response observed, will be durable. We intend to follow this patient to determine the safety of G100 and the durability of this response. We began enrolling patients in January 2014 and expect this trial to be completed in the first quarter of 2015. We intend to use the results to plan both the potential further development of G100, including a potential registration path in MCC, and the development of G100 for the treatment of an additional tumor type, such as a type of non-Hodgkin lymphoma.

We were incorporated under the laws of the State of Delaware in February 2008. Since inception, we have focused our efforts on the research and development of in vivo immunotherapy treatments. Based on our research and development plans and our timing expectations related to the progress of our programs, we expect that our existing cash and cash equivalents as of March 31, 2014 and net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors including those discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors—Risks Related to Our Financial Position and Capital Needs—We will require additional capital to finance our operations, which may not be available to us on acceptable terms, if at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.”

Our Strategy

■	Develop product candidates to treat a broad patient population. We believe our product candidates should benefit a wide range of patients because: they are designed to create tumor-killing CTLs; potentially kill any tumor; and have utility as both individual and combination therapies.

■	Rapidly advance first-in-class immuno-oncology product candidates through clinical development. We intend to execute a focused clinical development plan that takes selected in vivo product candidates through approval. We are initially focused on indications with a significant unmet need in targeted patient populations in both low- and high-incidence tumors. We intend to focus our development efforts on CMB305 and G100, while preserving the ability to separately develop LV305.

■	Leverage our platforms’ ability to address multiple tumor types to build a robust product pipeline. Our DCVex and GLAAS platforms allow us to select different tumor antigens and create separate therapies for potentially any tumor type. We believe this ability, and the capacity of our vectors to simultaneously express antigens and immuno-regulatory molecules, will be a driver of our future growth beyond the current product candidates.

■

Selectively monetize non-oncology indications, while retaining optionality for internal development. Both DCVex and GLAAS also have potential application in infectious disease, allergy and autoimmune disease. We have licensed the right to use GLAAS in specific infectious disease indications to large pharmaceutical companies. These collaborations provide us with both near- and long-term potential revenue and external validation of our technology.

■	Establish infrastructure and capabilities to support the future commercialization of our products. Our management team has extensive experience commercializing pharmaceutical products and as our product candidates advance, we intend to add the appropriate additional regulatory and commercial expertise to maximize the potential for successful product launches and franchise management. In certain instances, we will seek partners to maximize the commercial potential of our product candidates.

Immunotherapy and the Application of Our Platforms

Brief Overview of Immunotherapy

Immunotherapy is the treatment of disease via use of the immune system, which can be achieved by inducing, enhancing or suppressing an immune response. Immunotherapies currently play an increasingly large role in treating conditions such as cancer, chronic infectious diseases, autoimmune diseases and allergic diseases.

The main function of the immune system is to discriminate between “self” and “non-self.” Under normal conditions, the immune system is geared to eliminate non-self molecules, such as foreign proteins, sugars and lipids. Cancer cells thrive, in part, because they trick the immune system into recognizing them as self, even if they express foreign proteins called antigens. Tumor-associated antigens result from a variety of cancer-related mechanisms such as genetic mutations or changes in protein behavior. When the immune system does not recognize tumor-associated antigens, it is called immune tolerance. We believe breaking immune tolerance is an important aspect for most immuno-oncology-based therapeutics because it will enable the immune system to recognize tumor antigens as non-self and lead to tumor destruction by CTLs. Another mechanism the tumors may use to evade the immune system is the up-regulation of molecules that fend off an immune response against the tumor. This tumor-induced mechanism can be overcome by administering products called immune checkpoint inhibitors. Several checkpoint inhibitors are currently in clinical trials, and one has been approved by the FDA.

Chronic infectious diseases, such as hepatitis B and C, are also a result of a dysfunctional immune system because viral antigens can escape immune recognition. Immunotherapy also has significant therapeutic potential in the context of allergic diseases because allergies are the result of an immune system shift towards recognizing environmental or food antigens as non-self. Our technologies also have potential therapeutic utility in infectious disease, allergy and autoimmune disease.

Mechanisms and Limitations of Immuno-Oncology Modalities

There are multiple in vivo and ex vivo approaches designed to “create and expand” the anti-tumor immune response and “remove the brakes” placed on the immune response by the tumor’s defenses.

Removing the Brakes: Checkpoint Inhibitors

Checkpoint inhibitors are designed to attack the defenses a tumor has against the immune system. We believe the efficacy of this approach depends on the existence of a CTL response against the tumor once those defenses are removed. However, some patients’ immune systems do not recognize the tumor and therefore do not generate CTLs necessary to kill the tumor. If cancer immunotherapy is to become a therapy of choice to eradicate tumors, each patient will need a strong engine to generate tumor-specific CTLs and the ability to neutralize or overcome any suppressive mechanism that a specific tumor is creating to fend off the CTLs.

Creating and Expanding an Immune Response: Ex Vivo Modalities

Dendritic Cell Vaccines—This ex vivo group of approaches involves isolating DCs from the blood of cancer patients, activating them in the laboratory and administering them to the patient with the hope that the DCs will trigger an immune response against tumor cells. Although this approach has resulted in one FDA approved product, its manufacturing and handling are cumbersome.

Engineered CD8 T Cells—In these approaches, naïve resting CD8 T lymphocytes are isolated from the blood of cancer patients, manipulated in the laboratory and infused back into the patient. These approaches have produced potent anti-tumor responses, but are hampered by the risk of severe toxicity, limited scope of antigen recognition and cumbersome ex vivo procedures.

Creating and Expanding an Immune Response: In Vivo Modalities

Protein Vaccines—Many historical protein vaccine approaches rely on injecting either full-length or fragments of a tumor antigen protein into a cancer patient. These methods have often elicited an insufficient immune response. Full-length proteins are preferable to fragments, but full-length proteins may also require a second agent, called an immune adjuvant, to elicit a sufficient immune response. Adjuvants are designed to generate a better immune response but are historically non-specific and only marginally immunogenic. Importantly, this approach triggers an immune response characterized by antigen-specific antibodies and CD4 T cells, but not CTLs that are essential for killing cancer cells.

Oncolytic Viruses—Oncolytic viruses are rapidly and aggressively replicating viruses that, when injected intra-tumorally in accessible tumors such as melanoma skin lesions, preferentially lyse tumor cells instead of normal host cells. This lysis releases endogenous tumor antigens from the dying tumor cells, which may activate surrounding DCs that absorb the released antigens and trigger a broad immune response against a large number of tumor antigens. This approach holds promise but based on clinical trials conducted by third parties, may require combination with another modality to reach appropriate efficacy.

Delivery of Genomic Tumor Antigens—We believe delivering tumor antigens in their genomic form via viral vectors is the best way to generate CTLs if the DC can capture the vector and process the genomic information efficiently. However, vectors used to date have had significant limitations:

■	some of these vectors are replicative, meaning that they act like a live virus that infects a large variety of non-DC cells, causing disease;

■	patients with previous exposure to the virus from which the vector was derived may have neutralizing antibodies; and

■	none of these vectors are designed to selectively target and work effectively inside of DCs.

DCVex is designed to overcome these limitations of viral vectors, while taking advantage of the superior CTL-generating property of this approach.

The Immune Design Difference

We believe there has been a shift in the immuno-oncology paradigm due to a better understanding of why previous immunotherapy approaches have failed to trigger an effective anti-tumor immune response. We have focused on designing and developing cutting-edge discovery platforms and product strategies for effective cancer immunotherapies that take into consideration the limitations of other approaches.

Our novel in vivo cancer immunotherapies are designed for superior generation and expansion of CTLs to kill tumors. We believe a robust set of CTLs may, by itself or in combination with other therapies, lead to a meaningful clinical benefit for cancer patients. In the development of our discovery platforms and product candidates, we have considered not only historical weaknesses in different modalities, but also areas for improvement in light of more recent therapeutic approaches.

The Difference in Discovery

DCVex is a vector system derived from a lentivirus that is used to transfer the genetic information of foreign antigens to DCs in vivo in order to induce a tumor antigen-specific CTL response. DCVex has a variety of features to increase its safety and efficacy. We believe DCVex is superior to previous efforts attempting to deliver foreign genetic information to generate an immune response for the following reasons:

■	Selectivity for dendritic cells. DCs are the best immune cells to generate the maximum CTL response when loaded with a foreign antigen. Lentiviruses, the backbone of DCVex, are known to be highly functional in DCs. We have engineered selectivity into our vector by coating the lentiviral particle with an envelope of another virus called Sindbis. Sindbis is naturally selective for a receptor only found on DCs, called DC-SIGN. As a result, our vectors will only bind to DCs, significantly reducing the risk of interacting with non-DCs. We believe that vectors being used by others in clinical trials lack this selectivity.

■

Capacity for substantial genetic payload. Our DCVex vector contains sufficient space for two or more antigens. This allows for the concomitant expression of two or more tumor antigens, or of a tumor antigen and an immune stimulatory molecule such as a single-chain checkpoint inhibitor antibody. Consequently, we believe vectors may be used not only for antigen expression and positive immune response, such as in oncology indications, but also to dampen an immune response such as in autoimmune indications.

■	No prior immunity to DCVex. Because of the rarity of the Sindbis virus, humans in developed countries have a low prevalence of immunity against it. This lack of pre-existing immunity allows for multiple administrations of DCVex products, increasing the likelihood of a greater therapeutic benefit. This addresses one of the problems observed with other vectors, where a high level of antibodies against such vectors exist broadly in the population.

■	Integration deficiency. Lentiviruses are known for their natural capability to integrate within the genome of their host cell, notably DCs. However, we have engineered the vector to make it integration-deficient and thereby safer for patients. By making changes in the molecular sequence of the lentiviral vector, including the deletion of more HIV-specific sequences from its genome than comparable lentiviral vectors, and making functional changes in the enzyme that carries out the integration, the capacity of the vector to integrate its genetic material into that of the host cell is reduced approximately 1,000-fold from that of lentiviruses that are currently being used in the clinic. To our knowledge, the DCVex platform is the only integration-deficient lentiviral vector platform being developed for oncology indications.

■	Platform to generate product candidates for multiple indications. Each DCVex vector combined with the genetic payload of choice results in a distinct product candidate that can target different diseases. Although we are leveraging NY-ESO-1 as our initial tumor antigen, subsequent product candidates may contain the RNA for one or more antigens as well as checkpoint inhibitors. We believe these future product candidates would target a completely different set of tumors.

■	Potential for multiple vector platforms. DCVex is designed to deliver its payload to a specific type of DC. However, we can alter the cells targeted by our vectors to enable interaction with cells other than just DCs by using alternative envelopes, creating the potential for platforms beyond DCVex.

We have generated a significant amount of in vitro and in vivo preclinical data to support DCVex, including (1) generation of up to 15% of all CTLs specific to the desired antigen, which is up to several-fold higher than observed with many other vector systems, (2) establishment of a strong dose-CTL-response correlation in tumor models as evidence of our mechanism of action, (3) the ability to dose repeatedly without loss of increased CD8s and efficacy, and (4) the ability to break immune tolerance, an important component of immuno-oncology.

The GLAAS platform, which stands for GLA Adjuvant Systems, is based on a fully synthetic molecule similar to lipid A, called GLA, which is short for glucopyranosyl lipid A. Lipid A is a natural substance that occurs in the cell wall of certain bacteria and has strong immune-stimulating properties because of its interaction with toll-like receptor 4, or TLR4. DCs are the most potent antigen-presenting cells and have TLR4 receptors on their surface, the activation of which has several important aspects:

■	a strong immune response whereby DCs are activated and can express antigens, as well as secrete a number of inflammatory cytokines that lead to the activation of other immune cells, such as NK cells;

■	when accompanied by an antigen in protein form, generation of a strong, antigen-specific adaptive immune response characterized by CD4 T cells; and

■	reversal of an allergic immune response to a normal immune state.

We own or control rights to multiple formulations of GLA, two of which have been administered by us and others to over 1,000 subjects. The combination of a selected antigen with a formulation of choice makes GLAAS a potentially broad platform for a wide range of therapeutic applications.

The Difference of Our Immuno-Oncology Product Candidates

We have designed our product candidates to be different from current and traditional immuno-oncology products in the following ways:

Focus on CTLs—Earlier therapeutic efforts to generate CTLs either did not directly target CTL generation or used sub-optimal mechanisms. We are focused on directly generating a robust initial CTL population as well as memory CTLs, which are important for long-term immune surveillance. If CTL generation and expansion can be complemented by other mechanisms, such as the induction of CD4 T cells under the same immune response against the tumor, we expect the specific CTL response to be more robust.

Select and Administer Tumor Antigens Effectively—An increasing number of tumor antigens have been identified in recent years, and some have been validated as targets for active immunotherapy by balancing their expression in tumor cells versus healthy tissues. If the goal of the therapy is to generate the maximum CTL response, the antigen should be delivered in the form of DNA or RNA exclusively to DCs so the DC can express the full-length protein and present the peptide fragments to CD8 T lymphocytes. However, if CD4 T cell and antibody production is the goal, delivering an already expressed protein should be effective. Moreover, complementing the administered protein antigen with a molecular adjuvant such as a TLR4 agonist like GLA should enhance its immunogenicity.

Administer The Therapy In Vivo—We believe a product that can be used safely when delivered in vivo via simple injection will be preferable to the cumbersome processes involved with ex vivo manipulation of immune cells. Moreover, all ex vivo approaches are highly customized to each patient, whereas in vivo approaches can be applicable to a large number of patients.

Implement a Prime-Boost Strategy—While a CTL-generating product can be sufficient alone, combining it with other immune drivers, using a heterologous prime-boost, can enhance CTL generation and trigger other mechanisms to augment the immune response. Heterologous prime-boost regimens have to date been mainly explored in the field of HIV vaccines, where they were shown to increase and broaden both T cell and antibody responses. We have evidence from several preclinical experiments that the administration of an antigen-specific DCVex vector when followed by, or in some cases preceded by, administration of the same recombinant protein with GLAAS, results in dramatically enhanced CD8 T cell responses.

Leverage Combination Therapies—Based on clinical trials in limited tumor types conducted to date, we believe that many, if not most, patients are immunologically tolerant to the tumor and lack an immune response. We believe these patients will receive little or no clinical benefit from checkpoint inhibitors unless a strong immune response is triggered. We therefore believe the combination of a CTL-generating approach with a checkpoint inhibitor is likely to provide significant therapeutic benefit.

Cause Antigen Spreading—Tumor destruction mediated by a strong CTL response against one tumor antigen can release other antigens present in the tumor cell. DCs then consume these new antigens, leading to a second immune response. We believe a GLAAS product candidate will boost this second wave of CTLs generated against multiple distinct tumor antigens not present in the initial therapy, thereby enhancing the breadth of the immune response. This process is termed “antigen spreading” and is associated with increased efficacy of the immunotherapy. We anticipate potential antigen spreading to occur in our heterologous prime-boost approach in patients.

Our Approaches to Treating Cancer

Our immuno-oncology product candidates are being developed in two separate approaches: Specific Antigen and Endogenous Antigen.

Specific Antigen

The Specific Antigen approach uses selected antigens that are also present in the patient’s tumor so the immune system will be educated to recognize the tumor antigen and kill tumor cells expressing it. DCVex products carry RNA of a chosen antigen, whereas GLAAS are accompanied by a full-length protein of the same antigen. We have generated a significant amount of preclinical data illustrating the desirable qualities of this approach. The following graph illustrates the ability of DCVex to generate an immune response against a self protein in an in vivo rodent tumor model, demonstrating the ability of DCVex to overcome immune tolerance.

For our first product candidates, we have chosen a tumor-associated antigen named NY-ESO-1 that is highly expressed in a large number of solid and liquid tumors in varying degrees. Our first two clinical programs under this approach from DCVex and GLAAS are LV305 and G305, respectively. LV305 delivers the RNA for NY-ESO-1, while G305 consists of a specific formulation of GLA and the full-length NY-ESO-1 protein. We have combined LV305 and G305 to become CMB305, a heterologous prime-boost therapy. Although G305 may be an effective therapy with patients who have insufficient immune responses prior to treatment, we do not intend to develop it as a stand-alone product. We believe it is more effective in combination with LV305 as a prime-boost therapy. Because we believe CMB305 will be more effective than either technology alone, we intend to focus our development efforts on CMB305 and G100, while preserving the ability to separately develop LV305.

For our future product candidates, we plan to investigate, among other things, potential antigen targets from virally-caused tumors with known tumor antigens. Approximately 12% of human cancers may be caused by viruses, including human papillomavirus or hepatitis B virus. In the event the viral proteins interacting with the cell and inducing its malignant transformation are known and are immunogenic, they may qualify as future targets for our Specific Antigen approach.

Endogenous Antigen

Unlike the Specific Antigen approach, the Endogenous Antigen approach does not require a selected tumor antigen present in the cancer. It instead relies on endogenous tumor antigens released during tumor lysis by treatments such as chemotherapy or local radiation. Neighboring GLAAS-activated DCs then capture the diverse set of released antigens and generate a broad and varied immune response. Because local radiation is an effective way to cause tumor cell lysis in accessible tumors, we plan initially to evaluate tumors that are accessible to both local radiation and intra-tumoral administration of GLAAS.

G100 is our first Endogenous Antigen product candidate being evaluated in a Phase 1 clinical trial in patients with Merkel cell carcinoma, an accessible cutaneous tumor. Although we have treated only a small number of patients, we observed an initial complete response in one patient with a single loco-regional tumor following two intra-tumoral doses of G100. While we believe this initial complete response may be related to treatment with G100, the results from our Phase 1 clinical trial are not yet final, and we cannot be certain that this is the case or that this, or any future response observed, will be durable. We intend to follow this patient to determine the safety of G100 and the durability of this response.

A Broad Footprint in Immuno-Oncology

We believe that cancer patients soon will be stratified pre-immune therapy into those with low or no CTL responses against their tumor versus those with good CTL responses. It is anticipated that many patients will fall into the first category, especially those with genetically stable, and hence less immunogenic, tumors. Because we believe our technologies should be broadly applicable across tumor types, patients in the larger group needing a CTL response would be candidates for immunotherapy with either DCVex, DCVex/GLAAS or intratumoral GLAAS monotherapy.

The larger group of patients without a strong, pre-existing CTL response is also not expected to benefit from checkpoint inhibitors alone. We believe our technologies have the potential to convert this group into a robust CTL response-type group and enable them to respond to checkpoint inhibitors.

Therapeutic Application Outside Oncology

Beyond oncology, our technologies also offer several promising applications in the fields of infectious diseases, allergy and autoimmune disease.

Infectious Diseases

For certain infectious diseases, no effective preventive vaccines are available, and existing vaccines against common pathogens often show suboptimal efficacy, particularly in the elderly. In addition, most vaccines against highly variable pathogens offer only narrow protection against certain variants, which is a serious problem in certain indications such as pandemic influenza. Also, chronic infectious diseases exist where the immune system is tolerized to foreign infectious disease antigens and cannot eliminate an established infection. Chronic infectious diseases constitute important medical needs worldwide, with HIV and hepatitis B as examples.

Historically, antigens have been used with sub-optimal immune adjuvants and have mainly focused on generating antibodies, which have been limited by low affinity and a narrow spectrum of activity. We believe using a novel molecular adjuvant like GLA combined with infectious diseases antigens will boost pre-existing T cells and trigger a broad antibody response, allowing for diverse antigen recognition. To date, GLA has been studied in human clinical trials involving over 1,000 subjects. The results of these trials we have reviewed to date support the finding of increased magnitude and breadth of the antibody response. With respect to chronic infectious diseases, we believe that either a DCVex product alone, or the combination of DCVex and GLAAS in a heterologous prime-boost setting, may help the immune system to overcome the tolerizing effects of these infections and eradicate them.

We have a preclinical vaccine program called G103 to treat herpes simplex virus type 2, or HSV2. G103 consists of several recombinantly expressed proteins adjuvanted with a specific formulation of GLA. In addition to the G103 internal program, we have granted several licenses under the GLAAS platform to partners developing a range of infectious disease vaccines.

Allergy

We believe allergy represents an exciting area for the application of GLAAS. Allergies to pollen or food often occur because of aberrant immune reactions, which are characterized by induced helper T cells producing signals that cause the allergy symptoms. We have a large set of preclinical data demonstrating that certain formulations within GLAAS, when given prophylactically or therapeutically with or without the allergen, can shift the responses in a way that results in significant protection from allergy symptoms. In essence, the immune system can be taught to redirect the T cells to respond in better ways.

Autoimmune Disease

In autoimmune diseases, the immune system has lost its tolerance for certain self-antigens and attacks normal cells and tissues in the body. We believe this process may be reversed by instructing DCs to tolerize antigen-specific T cells, using DCVex.

Our Clinical Programs

Our oncology clinical-stage product candidates are depicted in the following diagram:

Although G305 and LV305 could have potential therapeutic benefit as single therapies, we plan to evaluate G305 combined with LV305 as CMB305. In addition, although we believe CMB305 should be more effective than LV305 alone, we are preserving the ability to separately develop LV305.

(1)	Conducted pursuant to an Investigational New Drug, or IND, application, which was filed by us in December 2013.
(2)	Conducted pursuant to an IND application, which was filed by us in July 2013.
(3)	IND application not yet filed.
(4)	Conducted pursuant to an IND application, which was filed by us in August 2013.

Cancer is characterized by abnormal cells that grow and proliferate, forming masses called tumors. Under certain circumstances, these proliferating cells can metastasize throughout the body and produce deposits of tumor cells in distant sites. To be effective, cancer therapies must eliminate or control the growth of the cancer. Generally, foreign antigens trigger an immune response that results in the removal of disease-causing agents from the body. Cancer cells frequently display antigens that are unique to the tumor. However, the immune system may not have learned to distinguish between tumor cells and normal cells and, thus, may be unable to mount a strong anti-cancer response. Tumors also have various defense mechanisms that can prevent the immune system from recognizing their antigen and mounting an effective immune response.

Merkel cell carcinoma is the initial tumor target in our Endogenous Antigen program, which uses G100 injected directly into the tumor to stimulate a local and systemic response. MCC is a rare, aggressive neuroendocrine tumor associated with sun exposure and the polyomavirus with an incidence rate of approximately 2,500 new patients each year. The low incidence rate of MCC qualifies it as an orphan disease, and MCC has a high unmet medical need. The five-year survival is approximately 11% in patients with metastatic disease. If we are able to obtain orphan drug designation from the FDA for G100 for MCC, we may be able to obtain certain benefits such as research tax credits, grant funding, and the potential for seven years of marketing exclusivity if we are the first entity to obtain approval for G100 for MCC. The same may be true for follicular non-Hodgkin lymphoma, or NHL, which is another orphan disease that has a higher incidence than MCC. Like MCC, NHL usually presents with tumors that are accessible for direct injection, but it often responds to immunotherapies. Either disease could be an ideal setting to show that G100 can provide clinical benefit and may provide separate registration paths.

The following table sets forth the 2014 incidence rate of the tumor types we are exploring in our Phase 1 clinical trials, all of which express NY-ESO-1, in varying degrees:

TUMOR TYPE	Projected New Cases in 2014 (US)
Breast	235,030
Lung & Bronchus	224,210
Ovarian	21,980
Melanoma	76,100
Soft Tissue Sarcoma	12,020

We plan to test our therapies in two types of sarcoma, called synovial sarcoma and myxoid round cell liposarcoma. Synovial sarcoma is a rare form of cancer in the joints with a five-year and ten-year survival for people with large tumors or metastatic disease of less than 25% and 15%, respectively. Myxoid round cell liposarcoma is a rare malignant tumor that most often occurs in the deep-seated soft tissues of the extremities. At least 80% of people with synovial sarcoma or myxoid round cell liposarcoma express the NY-ESO-1 protein.

Oncology Product Candidates and Development Strategy

Specific Antigen Approach

Our Specific Antigen approach is based on the observation that human tumor cells make a variety of antigens that are not found in normal tissues. We conducted an extensive search to choose NY-ESO-1. This protein is found in many types of cancer and we believe it is an attractive target for cancer immunotherapy due to its frequent expression in tumors and its immunogenic potential. Among the antigens selected by the National Cancer Institute as the best targets for immunotherapy, only NY-ESO-1 and one other antigen have been shown to be tumor-specific.

LV305

LV305 utilizes the Specific Antigen approach to activate the immune system against a tumor by generating CTLs against the specific tumor-associated antigen. As a DCVex-based product, LV305 is highly specific for DCs and unable to integrate or replicate effectively. LV305 is engineered to selectively activate CTLs without inducing CTL exhaustion, and with an improved safety profile. In the preclinical efficacy model below, LV305 reduced tumor burden of an NY-ESO-1 expressing tumor, and produced a material increase in antigen-specific CD8s, both in a dose-dependent manner.

The figure on the left illustrates the results of rodents being injected intravenously with rodent tumor cells expressing NY-ESO-1. This resulted in the formation of 100-150 lung metastases. Three days after the injection of the tumor cells, the rodents were injected with (i) a sterile buffer solution, (ii) DCVex expressing a non-tumor antigen or (ii) a single dose of LV305, in either a low, medium or high dose. The injections had therapeutic effect and reduced the number of lung nodules, which are represented by a black dot in the figure above, in a statistically significant manner at each of three different dose levels tested. The p-values in the figure express the statistical significance level of the difference of lung nodules in treated mice versus mice receiving a control. A p-value <0.05 is considered statistically significant, so all three p-values obtained are highly significant. The figure on the right shows the CD8 T-cell responses in normal rodents immunized with (i) a sterile buffer solution, (ii) DCVex expressing a non-tumor antigen or (iii) a single dose of LV305, in either a low, medium or high dose. The bars show the NY-ESO-1 specific CD8 T-cell responses measured in the rodent spleens and expressed as a percent of all CD8 T-cells in the spleen. As depicted above, there was a linear dose-response of CD8 T-cells in relation to the level of LV305 doses administered. The T-cells were further analyzed for expression of three different cytokines, IL-2, IFNg, TNFa and combinations thereof, as represented by the shaded boxes in the image on the right. T-cells expressing two or more cytokines are called polyfunctional, which is indicative of a more robust and effective T-cell response. As can be seen, the T-cells induced by LV305 are polyfunctional.

We are conducting a Phase 1 clinical study to evaluate different doses of LV305 in vivo in a defined patient population with solid tumors expressing the NY-ESO-1 tumor antigen. Our Phase 1 trial is a dose-ranging trial in a small number of patients. The patients must have locally advanced or metastatic cancer in any of five tumor types: breast cancer, melanoma, non-small cell lung cancer, or NSCLC, ovarian cancer or sarcoma. We intend to take post-treatment tumor biopsies to assist in clarifying the mechanisms that may be mediating a treatment effect, such as the generation of NY-ESO-1 specific CTLs. Clinical benefit will be evaluated by analyzing tumor responses and progression through short and long-term follow-up via clinical and radiological assessments. A preliminary assessment of effectiveness will be done by expanding cohorts of patients with specific tumor types at the optimal dose. If an acceptable safety profile and immunogenicity are demonstrated, we intend to focus our development efforts on CMB305 because we believe the prime-boost approach of CMB305 should be more effective than either of LV305 or G305 alone. We also plan to conduct a small exploratory trial to compare LV305 and CMB305 in the same tumor type, with data expected in the second half of 2015. After reviewing those data, we may elect to separately develop LV305. We commenced the Phase 1 clinical trial of LV305 in April 2014, treated our first patient and fully enrolled our first cohort in June 2014, and expect it to be completed by the end of 2014, with safety and immunogenicity data expected to be available in the first quarter of 2015. We do not anticipate releasing any preliminary data prior to the completion of the trial.

G305

G305 is an agent from the GLAAS platform in a Phase 1 study under our Specific Antigen approach. The study is evaluating increasing doses of a specific formulation of GLA combined with recombinant, full length NY-ESO-1 protein. A full-length tumor antigen contains all of the possible components that can be recognized by the immune system to trigger the strongest immune response. The G305 clinical trial will evaluate safety, immunogenicity and the preliminary indications of efficacy in small groups of NY-ESO-1-positive patients who have the same types of cancers as in the LV305 study. Two different formulations of GLA, with or without antigens, have been tested by us and others in over 1,000 human subjects. These agents have demonstrated an ability to trigger a strong immune response against the antigen formulated with the GLA molecule. In addition, the NY-ESO-1 protein has been administered to over 2,800 subjects in clinical trials conducted by others and was generally well-tolerated, with no identified material safety signals.

While G305 could have potential therapeutic benefit as a single therapy to a subpopulation of patients who have a pre-existing NY-ESO-1-specific CTLs, our current plan is to evaluate G305 with LV305 in a heterologous prime-boost product candidate we call CMB305. We commenced the Phase 1 clinical trial of G305 in November 2013, with the first two cohorts fully enrolled by June 2014, and expect it to be completed by the end of 2014, with safety and immunogenicity data expected to be available in the first quarter of 2015. We do not anticipate releasing any preliminary data prior to the completion of the trial.

CMB305

We believe that prime-boost therapies are an optimal way to trigger a robust immune response. This is particularly true when distinct, but complementary, parts of the immune response are stimulated. Based on our preclinical studies and their predicted mechanisms of action when given as a prime-boost, we expect the combination of LV305 and G305 to have synergistic effects and induce a stronger anti-tumor CTL response. In addition to increasing the magnitude of the CTL response, we expect this approach to generate memory CTLs and therefore long-term immune surveillance, as well as enhance other immune anti-tumor mechanisms.

If each of LV305 and G305 demonstrates an acceptable safety profile, we plan to evaluate CMB305 at the maximum tolerated dose of LV305 given as a prime-boost in combination with G305. We intend to design our Phase 1 clinical trial to evaluate safety, immunogenicity and preliminary indications of efficacy in patients with the same tumor types as in the LV305 and G305 trials, with safety and immunogenicity data expected to be available in the second half of 2015. We intend to enroll patients who have had an inadequate response or unacceptable toxicity with one or more previous cancer therapies. Because our candidates are designed to augment a CTL response, we believe an initial clinical setting that may provide benefit to patients is in those who have progressed despite treatment with a checkpoint inhibitor. We intend to evaluate two tumor types in our Phase 2 clinical trials during the second half of 2015, including one with a lower incidence and significant unmet need that we believe may qualify for orphan designation.

In all these Specific Antigen trials, we will be collecting blood and tumor samples to measure CTL generation against NY-ESO-1 and to determine antigen spreading.

Endogenous Antigen Approach

G100

We are evaluating our first product candidate from our Endogenous Antigen strategy, G100, in a Phase 1 clinical trial in patients with MCC. MCC is a rare and aggressive cancer associated with a polyomavirus infection and UV exposure. The reported incidence of MCC has almost tripled in the past 20 years due, in part, to improved diagnosis and an aging population with extensive sun exposure. The majority of patients present with localized disease in the skin, although the disease can readily spread to regional and distant sites. Researchers have demonstrated the importance of immune dysfunction in MCC, and that MCC establishes an immune suppressive local environment in order to thrive. The accessibility of most MCC tumors makes them ideal for intra-tumoral dosing, and the use of minimally invasive skin lesion biopsy to determine changes in the tumor microenvironment following G100 treatment. We believe that intra-tumoral injection of G100 may result in antigen spreading from dying tumor cells, which may lead to systemic immune-mediated CTL killing of other MCC cells.

This Phase 1 trial commenced in January 2014 and is designed to evaluate the safety, immunogenicity and preliminary indications of efficacy of G100 administered intra-tumorally in MCC patients with either loco-regional or metastatic disease. Although we have only treated four patients to date, we observed an initial complete response in one patient with a loco-regional tumor. The patient presented with loco-regional disease with a single nodal tumor that was confirmed to be Merkel cell carcinoma. Following two doses of G100 injected intra-tumorally in accordance with the trial protocol, the patient was found to have had a complete response in the treated tumor at surgical resection with no evidence of cancer by pathologic review of the excised lesion. In accordance with the trial protocol, the patient will be receiving post-surgical adjuvant radiation therapy. We have not observed a complete response or partial response in any of the other patients treated to date. While we believe the initial complete response we observed may be related to treatment with G100, we cannot be certain that this is the case, that we will observe any additional responses, or that this or any future responses observed will be durable. We intend to follow this patient to determine the safety of G100 and durability of this response, as well as use the results to plan both the potential further development of G100, including a potential registration path in MCC, and the development of G100 for the treatment of another type of tumor, such as a type of non-Hodgkin lymphoma.

Infectious Diseases and Allergy Immunotherapy Programs

Although our primary focus is on the development of cancer immunotherapies, we are also establishing partnerships with third parties to develop potential therapies for non-oncology diseases. The following chart details our existing infectious disease programs and collaborations:

Manufacturing

Overview

We are establishing manufacturing processes and supply agreements for all of the components used in our product candidates to support ongoing and planned clinical trials. These include the components for LV305 and bulk and formulated GLA for G305, CMB305 and G100. We rely on third-party contract manufacturing organizations, or CMOs, to produce our product candidates for clinical use and currently do not own or operate manufacturing facilities at this time. We require that our CMOs produce bulk drug substances and finished drug products in accordance with current Good Manufacturing Practices, or cGMPs, and all other applicable laws and regulations. We may continue to rely on CMOs to develop and manufacture our products for commercial sale. We maintain agreements with potential and existing manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates.

LV305

We have contracts with two third-party manufacturers to produce the lentiviral vector, final drug product and fill finish. Release and stability testing is done through a combination of in-house testing and contractual agreements with our CMOs. Our new contract manufacturer, which we recently transitioned all of the manufacturing of our lentiviral vectors to, has only recently begun to manufacture LV305.

GLA

Manufacturing for the GLAAS platform generally encompasses both the synthesis of bulk GLA, its formulations and the fill/finish of formulated GLA. We have established a supply chain for bulk GLA and two types of formulated GLA: GLA-stable emulsion, also called GLA-SE, and GLA- aqueous formulation F.

The synthetic process for the manufacture of bulk GLA is a trade secret and we retain control and ownership of the process. Our CMOs also perform release and stability testing on the bulk GLA. The scale of the GLA synthetic manufacturing process is adequate to support commercial production or our product candidates.

We have also contracted with a CMO to formulate and fill/finish our GLA-SE drug product. We have manufactured multiple lots in support of Phase 1 and 2 clinical trials. The formulation process utilizes technology that is readily scalable to support commercial manufacturing of our product candidates. Release and stability testing on the GLA-SE drug product is contracted to several CMOs.

Intellectual Property

Overview

Our intellectual property strategy is to protect our technologies by filing multiple patent applications and obtaining patent rights both in the United States and in foreign countries that we consider important to our future business. In addition, we have acquired and will seek to acquire, as needed or desired, intellectual property rights of others through assignment or license to complement and enhance our portfolio of patent rights. We also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position.

Patents

DCVex

We are the owner or exclusive licensee to proprietary patent positions related to our DCVex platform. Our patent portfolio includes a patent family licensed from the California Institute of Technology, or Caltech, and is directed to our dendritic cell targeting lentiviral vector platform technology. This patent family includes patents granted domestically and in Europe, Australia and South Africa and has granted claims that include composition of matter claims to our lentiviral vector and packaging cells as well as methods of using our lentiviral vector to elicit an immune response against a target antigen of interest and methods of preparing our lentiviral vector.

Our patent portfolio also includes two patent families solely owned by us, directed to improvements to the lentiviral vector and methods of making the lentiviral vector, with patents granted domestically and in various countries including Europe, Australia and New Zealand. The granted patents include composition of matter claims to our lentiviral vector, a lentiviral vector packaging system, methods of using our lentiviral vectors to induce an immune response to an antigen and methods of making lentiviral vector particles.

We also license one patent family from the University of North Carolina at Chapel Hill, or UNC Chapel Hill, directed to a specific component of our lentiviral vectors, with patent applications pending in the United States, Europe and Japan.

Together, we own or license five issued U.S. patents, seven granted foreign patents and numerous pending U.S. and foreign patent applications. We also own pending U.S. and foreign patent applications directed to methods using our lentiviral vectors in combination with our GLAAS platform.

Granted patents directed to our lentiviral vectors have expiration dates ranging from 2027 to 2032, not giving effect to any potential extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The 20-year projected expiration dates for our pending patent applications range from 2027 to 2034, not giving effect to any potential extensions and assuming payment of all associated fees.

GLAAS

We license rights to three granted U.S. patents and five granted foreign patents from the Infectious Disease Research Institute, or IDRI, and own or license numerous patent applications in the United States and abroad directed to our GLAAS platform. The patents licensed from IDRI include patents in the United States, Europe, Australia, China, Japan and Hong Kong. Key patents and pending applications in our portfolio are directed to vaccine compositions and uses of compositions containing GLA in a variety of disease indications including cancer, infectious diseases and allergy. The three issued IDRI patents in the United States and five granted IDRI foreign patents are directed to any antigen-containing vaccine formulations containing GLA, medical uses of the formulations to generate antigen-specific immune response for cancer, infectious disease and autoimmune disease antigens and medical uses for generating an immune response by administering pharmaceutical compositions containing GLA. We also own pending U.S. and PCT patent applications directed to G103.

Our granted patents directed to GLA will expire in 2027, with one U.S. patent that will expire in early 2028 due to patent term adjustment, not giving effect to any potential extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The 20-year projected expiration dates for our pending patent applications range from 2027 to 2035, not giving effect to any potential extensions and assuming payment of all associated fees.

We require employees, consultants, advisors and collaborators to enter into agreements with appropriate confidentiality and intellectual property provisions standard for the industry.

Licensing Agreements

We have in-licensed intellectual property related to our discovery platform technologies, including the following:

Exclusive License Agreement with Caltech

In January 2009, we entered into an exclusive license agreement with Caltech, pursuant to which we obtained a worldwide, exclusive license under certain patent rights directed to the production of DC-targeted therapeutic and prophylactic immunization strategies, with the right to sublicense. We also received a time-limited option to expand the field of use to include human cancer applications, which we exercised in September 2009. Additionally, we have a non-exclusive, sub-licensable worldwide license to unpatented know-how related to the licensed patents. Under the license agreement, we are obligated to use diligent commercial efforts to develop and commercialize licensed products and to make them available to the developing world.

In partial consideration for the patent rights licensed to us under the license agreement, we issued shares of our common stock. We are obligated to pay Caltech a low single-digit percentage royalty on net sales of licensed products, subject to a non-material annual minimum, as well as a mid single-digit to low double-digit percentage share of any payments that we receive from sub-licensees, which percentage depends on the stage of development when the sublicense was granted. We are also obligated to pay Caltech up to an aggregate of $1.6 million in additional payments based on the achievement of certain development and regulatory milestones. Our royalty obligations continue for the life of the relevant licensed patent rights. Currently, we expect that the last-to-expire licensed patent in the United States will expire in 2027.

Our license agreement with Caltech will remain in effect until the later of the expiration of the last-to-expire licensed patent rights or the end of our payment obligations under the license agreement. Either party may terminate the license agreement in the event of the other party’s uncured material breach or certain insolvency events.

License Agreement with UNC Chapel Hill

In January 2013, we entered into a non-exclusive license agreement with UNC Chapel Hill, pursuant to which we obtained a worldwide, sub-licensable, non-exclusive license to certain modified retroviral vectors, including a license under all patent rights owned or controlled by UNC Chapel Hill covering such vectors. We also received a time-limited exclusive option to obtain an exclusive license under these patent rights. The exclusive option expires in January 2015. Under the license agreement, we are obligated to use commercially reasonable efforts to diligently pursue the development and commercialization of licensed products, and if we exercise our option to obtain an exclusive license, we will also be required to meet certain performance milestones relating to the development of licensed products.

Through March 31, 2014, we have paid to UNC Chapel Hill an aggregate of $0.1 million, consisting of a license-issue fee, an annual renewal fee, a fee for the extension of the option period and reimbursement of patent expenses relating to the licensed patent rights. We will owe UNC Chapel Hill one or more non-material milestone payments upon the occurrence of certain events relating to the development or regulatory approval of licensed products. We are also obligated to pay UNC Chapel Hill non-material annual renewal fees, a low double-digit percentage share of any payments that we receive from sub-licensees, and a low single-digit royalty on net sales of licensed products by us or our sub-licensees. If we exercise the option to obtain an exclusive license, we will owe UNC Chapel Hill a non-material exclusive license fee, and our potential milestone and royalty payments will increase. However, the milestone payments will remain non-material and the royalty percentage will remain in the low single-digits. Our royalty obligations continue for the life of the licensed patent rights, on a product-by-product and country-by-country basis, and in any event will cease upon termination or expiration of the license agreement. Currently, we expect that the last-to-expire licensed patent in the United States will expire in 2028.

Our license agreement with UNC Chapel Hill will expire upon the expiration of the last-to-expire licensed patent rights, or, if no patents issue from the licensed patent rights, in January 2028. We may terminate the license agreement at any time upon advance written notice to UNC Chapel Hill. UNC Chapel Hill may terminate the license agreement in the event of our uncured material breach or if we become insolvent, and either party may terminate the license agreement for uncured fraud, willful misconduct, or illegal conduct of the other party.

Amended and Restated License Agreement with the Infectious Disease Research Institute

In November 2010, we entered into an amended and restated license agreement with IDRI, pursuant to which we obtained licenses under certain patent rights and know-how relating to synthetic TLR4 agonists, including products containing GLA. The patent rights licensed under this agreement are directed to GLA and other synthetic TLR4 agonists, compositions that include these molecules, and methods of using these compositions to elicit or enhance an immune response. The licensed patent rights cover all of our GLAAS platform products. The licenses granted to us under the license agreement are generally exclusive and worldwide and generally extend to the treatment, prevention or diagnosis of any disease or condition. However, IDRI has retained all rights with respect to certain infectious diseases found predominantly in low-income countries and we have no rights to use the licensed technology for these diseases. Also, for certain specific territories, indications, and/or a narrow subset of synthetic TLR4 agonist-containing products, our rights are more limited. For example, we have non-exclusive rights to use GLA for the treatment, prevention, or diagnosis of HIV and streptococcus pneumonia, and in certain low income countries, we have non-exclusive rights with respect to a narrow set of other specific infectious diseases. For two narrow categories of other synthetic TLR4 agonists, our rights are both non-exclusive and limited to cancer and specific infectious diseases, including infectious diseases within our core focus. Under the license agreement, we are obligated to use commercially reasonable efforts to develop and commercialize licensed products to which we have exclusive rights. We and IDRI are not permitted to sell or transfer GLA outside our respective exclusive fields.

Through March 31, 2014, we have paid IDRI an aggregate of $1.4 million in upfront and annual fees, sublicensing fees and financial support of continuing research on GLA to IDRI, and issued shares of our common stock to IDRI. We are obligated to pay IDRI up to $2.4 million in additional payments based on the achievement of certain developmental and regulatory milestones for the first GLA product, and up to $1.3 million in additional payments based on the achievement of certain developmental and regulatory milestones for each subsequent GLA product. Lower milestone payments apply to territories, indications, and/or synthetic TLR4 agonist where our rights are not exclusive. We are obligated to pay IDRI a low single-digit royalty on net sales of licensed products that varies according to the indication, as well as a percentage share of any payments that we receive from sub-licensees, ranging from the low double-digits to the middle single-digits. Our royalty obligations continue for the life of the relevant licensed patents or 12 years after the first commercial sale of a licensed product, whichever is longer. Currently, we expect that the last-to-expire licensed patent in the United States will expire in 2028.

Our license agreement with IDRI will remain in effect until the expiration of our payment obligations under the license agreement. We may terminate the license agreement at any time with advance written notice. IDRI may terminate the license agreement if we challenge any of the licensed patents. Either party may terminate the license agreement for the other party’s uncured material breach or upon certain insolvency events.

Collaboration Agreements

Exclusive License Agreements with MedImmune

In October 2010, we entered into three separate license agreements with MedImmune LLC, or MedImmune, pursuant to which we granted MedImmune a worldwide, sub-licensable, exclusive license use GLA to develop and sell vaccines in three different infectious disease indications. Under the license agreements, MedImmune is obligated to use commercially reasonable efforts to develop and obtain regulatory approval for a licensed product in certain markets, and to market and sell licensed products in any country where it obtains regulatory approval.

Through March 31, 2014, MedImmune has paid us an aggregate of $4.5 million in upfront payments under the license agreements. Under each license agreement, MedImmune is obligated to make additional aggregate payments of $62.9 million to $76.0 million, depending on the infectious disease indication, based on achievement of certain development, regulatory and commercial milestones for the licensed indication. MedImmune is also obligated to pay us a low double-digit percentage share of non-royalty payments that it receives from sub-licensees and a mid single-digit royalty on net sales of licensed products, which royalty is subject to reduction under certain circumstances. Under our license agreement with IDRI, we are obligated to share with IDRI a percentage of payments received from third-party licensees, including MedImmune. MedImmune’s royalty obligations will continue, on a country-by-country basis, for at least 10 years after the first commercial sale of the first licensed product in the applicable country and will continue on a country-by-country and product-by-product basis, for the life of the licensed patents that cover the sale of the applicable product in the applicable country.

Each of our license agreements with MedImmune will remain in effect until the later of October 2060 or the expiration of MedImmune’s payment obligations. MedImmune may terminate any of the license agreements at any time with advance written notice. We or MedImmune may terminate any of the license agreements in case of the other party’s uncured material breach or upon certain insolvency events.

Competition

The biotechnology and pharmaceutical industries are characterized by continuing technological advancement and significant competition. While we believe that our product candidates, technology, knowledge and experience provide us with competitive advantages, we face competition from established and emerging pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our product candidates. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our product candidates. Our competitors may also obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Government Regulation and Product Approval

In the United States, the FDA regulates our current product candidates as biological drug products, or biologics, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and related regulations. Biologics are also subject to other federal, state and local statutes and regulations. Failure to comply with the applicable United States regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial actions. These actions could include the suspension or termination of clinical trials by the FDA or an Institutional Review Board, or IRB, the FDA’s refusal to approve pending applications or supplements, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, import detention, injunctions, fines, civil penalties or criminal prosecution. Any administrative or judicial action could have a material adverse effect on us.

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of biologics. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, purity, potency, labeling, storage, distribution, record keeping and reporting, approval, import and export, advertising and promotion and post-market surveillance of our products.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of any future product candidates or approval of product or manufacturing changes, new disease indications, or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Biologics Marketing Approval

The process required by the FDA before biologics may be marketed in the United States generally involves nonclinical laboratory and animal tests; submission of an IND application, which must become effective before clinical trials may begin; adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic for its intended use or uses; pre-approval inspection of manufacturing facilities and clinical trial sites; and FDA approval of a BLA, which must occur before a biologic can be marketed or sold.

The testing and approval process requires substantial time and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Our planned clinical trials for our product candidates may not begin or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in:

■	obtaining regulatory approval to commence a study;

■	reaching agreement with third-party clinical trial sites and their subsequent performance in conducting accurate and reliable studies on a timely basis;

■	obtaining institutional review board approval to conduct a study at a prospective site; and

■	recruiting patients to participate in a study; and

■	supply of the investigational product and related materials.

Before testing any compound in human subjects, a company must develop extensive preclinical data. Preclinical testing generally includes laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological studies in several animal species to assess the quality and safety of the product. Animal studies must be performed in compliance with the FDA’s Good Laboratory Practice, or GLP, regulations and the United States Department of Agriculture’s Animal Welfare Act and related regulations.

Prior to commencing the first clinical trial in humans, an initial IND application must be submitted to the FDA. A company must submit preclinical testing results to the FDA as part of the IND, and the FDA must evaluate whether there is an adequate basis for testing the drug in humans. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical trial and places the trial on clinical hold. In such case, the IND application sponsor must resolve any outstanding concerns with the FDA before the clinical trial may begin. A separate submission to the existing IND must be made for each successive clinical trial to be conducted during product development. Further, an independent IRB for each site proposing to conduct the clinical trial must review and approve the protocol and informed consent for any clinical trial before it commences at that site. Informed consent must also be obtained from each study subject. Regulatory authorities, an IRB, a data safety monitoring board or the trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk.

A study sponsor is also required to submit to NIH for public posting on NIH’s clinical trial website, details about certain active clinical trials and clinical trial results. For purposes of developing product candidates for BLA approval, human clinical trials are typically conducted in phases that may overlap:

■	Phase 1—the investigational biologic is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, reactivity, absorption, metabolism, distribution and excretion. These studies may also gain early evidence on effectiveness. During Phase 1 clinical trials, sufficient information about the investigational product’s may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

■	Phase 2—studies are conducted in a limited number of patients in the target population to identify possible adverse effects and safety risks, to assess the efficacy of the investigational product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

■	Phase 3—when Phase 2 evaluations demonstrate that a dosage range of the investigational product may be effective and may have an acceptable safety profile, and provide sufficient information for the design of Phase 3 clinical trials, Phase 3 clinical trials are undertaken to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to further evaluate dosage, effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug, and to provide an adequate basis for product approval by the FDA.

All of these trials must be conducted in accordance with Good Clinical Practice, or GCP, requirements in order for the data to be considered reliable for regulatory purposes.

Government regulation may delay or prevent marketing of product candidates for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for any future product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

The Biologic License Application Approval Process

In order to obtain approval to market a biologic in the United States, a BLA must be submitted to the FDA that provides data establishing to the FDA’s satisfaction the safety and effectiveness of the investigational product for the proposed indication. Each BLA submission requires a substantial user fee payment unless a waiver or exemption applies. The application includes all relevant data available from pertinent nonclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators.

The FDA will initially review the BLA for completeness before it accepts it for filing. Under the FDA’s procedures, the agency has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent, which includes determining whether it is effective for its intended use, and whether the product is being manufactured in accordance with cGMP, to assure and preserve the product’s identity, strength, quality, potency and purity. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

During the approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biologic. A REMS may include various elements depending on what the FDA considers necessary for the safe use of the drug. These elements may range from a medication guide or patient package insert to limitations on who may prescribe or dispense the biologic. If the FDA concludes that a REMS is needed, the BLA sponsor must submit a proposed REMS and the FDA will not approve the BLA without a REMS that the agency has determined is acceptable.

Certain applications for approval must include an assessment, generally based on clinical study data, of the safety and effectiveness of the subject drug or biological product in relevant pediatric populations. The FDA may waive or defer the requirement for a pediatric assessment, either at the company’s request or by the agency’s initiative.

The Orphan Drug Act provides incentives for the development of drugs and biological products intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals in the United States. If a sponsor demonstrates that a drug or biologic is intended to treat a rare disease or condition, the FDA grants orphan drug designation to the product for that use. The benefits of orphan drug designation include research and development tax credits and exemption from user fees. A drug or biologic that is approved for the orphan designated indication is granted seven years of orphan drug exclusivity. During that period, the FDA generally may not approve any other application for the same product for the same indication, although there are exceptions, most notably when the later product is shown to be clinically superior to the product with exclusivity.

For investigational products that are intended to treat serious diseases, certain mechanisms may expedite the FDA approval process. For example, FDA may grant Priority Review designation to a product that could provide significant improvement in the treatment, diagnosis, or prevention of a serious condition. Priority Review sets the target date for FDA action on the application at six months from the FDA’s filing of the BLA, rather than the standard 10 months. Priority review designation does not, however, change the scientific or medical standard for approval or the quality of evidence necessary to support approval. Another potential approach is Fast Track designation, which a sponsor can request at any time during the development process to facilitate development and expedite review of a product intended to treat a serious condition and fill an unmet medical need. Fast Track designation involves early and frequent communication between the FDA and the sponsor, which often leads to earlier approval. Breakthrough Therapy designation is another approach that is intended to expedite development and review of a product that is intended to treat a serious condition and where preliminary clinical evidence indicates that the product may demonstrate substantial improvement over available therapy on a clinically significant endpoint. Like Fast Track designation, Breakthrough Therapy designation provides a sponsor with the opportunity to obtain early and intensive guidance from FDA for an efficient drug development program.

After the FDA completes its initial review of a BLA, it will either communicate to the sponsor that it will approve the product, or issue a complete response letter to communicate that it will not approve the BLA in its current form and to inform the sponsor of changes that the sponsor must make or additional clinical, nonclinical or manufacturing data that must be received before the FDA can approve the application, with no implication regarding the ultimate approvability of the application. If a complete response letter is issued, the sponsor may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure compliance with GCP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP, the FDA may determine that the data generated by the clinical site should be excluded from analyses provided in the BLA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process for a biologic requires substantial time, effort and financial resources and this process may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 clinical trials may be made a condition to be satisfied for continuing drug approval. The results of Phase 4 clinical trials can confirm the effectiveness of a product candidate and can provide important safety information. In addition, the FDA has express statutory authority to require sponsors to conduct post-market studies to specifically address safety issues identified by the agency.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of a REMs, restrictions on distribution, or post-marketing study requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

FDA Post-Approval Requirements

Any products manufactured or distributed by us or on our behalf pursuant to FDA approvals are subject to continuing regulation by the FDA, including requirements for record-keeping, reporting of adverse experiences with the biologic, submitting annual reports, and reporting biological product deviations. Manufacturers are required to register their facilities with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies for compliance with cGMP standards, which impose certain quality processes, manufacturing controls and documentation requirements upon us and our third-party manufacturers in order to ensure that the product is safe, has the identity and strength, and meets the quality, purity and potency characteristics that it purports to have. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, refuse to approve any BLA or other application, force us to recall a drug from distribution, shut down manufacturing operations or withdraw approval of the BLA for that biologic. Noncompliance with cGMP or other requirements can result in issuance of warning letters, civil and criminal penalties, seizures, and injunctive action.

The FDA and other federal and state agencies closely regulate the labeling, marketing and promotion of biologics. While doctors may prescribe any product approved by the FDA for any use, a company can only make claims about a product that are consistent with its FDA approval, and the company is allowed to market a drug only for the particular use approved by the FDA. In addition, any claims we make for our products in advertising or promotion must be appropriately balanced with important safety information and otherwise be adequately substantiated. Failure to comply with these requirements can result in adverse publicity, untitled or warning letters, corrective advertising requirements, injunctions, potential civil and criminal penalties, criminal prosecution, and agreements with governmental agencies that materially restrict the manner in which a company promotes or distributes drug products. Government regulators, including the Department of Justice and the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities, recently have increased their scrutiny of the promotion and marketing of drugs.

Finally, post-approval modifications to a licensed biological product, such as changes in indications, labeling, or manufacturing processes or facilities, may require a sponsor to develop additional data or conduct additional preclinical or clinical trials, to be submitted in a new or supplemental BLA, which would require FDA review and approval.

Biologics Price Competition and Innovation Act of 2009

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, amended the Public Health Service Act to create a new licensure framework for biosimilar products, which could ultimately subject our biological product candidates to competition. Under the BPCIA, a manufacturer may submit an abbreviated application for licensure of a biologic that is “biosimilar to” an already licensed biologic, or reference product. This abbreviated approval pathway is intended to permit a biosimilar to come to market more quickly and less expensively, by relying to some extent on the FDA’s previous review and approval of the reference biologic to which the proposed product is biosimilar. Previously, there had been no regulatory approval pathway for such biosimilar products.

Under the BPCIA, a biosimilar sponsor’s ability to seek or obtain approval through the abbreviated pathway is limited by periods of exclusivity granted to the sponsor of the reference product. No biosimilar application may be accepted by the FDA for review until four years after the date of approval of the reference product, and no such application, once accepted, may receive final approval until 12 years after that same date. Once approved, biosimilar products likely would compete with, and in some circumstances may be deemed under the law to be “interchangeable with”, the previously approved reference product.

Coverage and Reimbursement

In both domestic and foreign markets, sales of any product candidates for which we may receive regulatory approval will depend in part upon the availability of coverage and reimbursement from third-party payors. Such third-party payors include governmental healthcare programs, such as Medicare and Medicaid, private health insurers and managed care organizations and other entities. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Assuming coverage is granted, the reimbursement rates paid for covered products might not be adequate. Even if favorable coverage status and adequate reimbursement rates are attained, less favorable coverage policies and reimbursement rates may be implemented in the future. The marketability of any products for which we may receive regulatory approval for commercial sale may suffer if governmental healthcare programs and other third-party payors fail to provide coverage and adequate reimbursement to allow us to sell such products on a competitive and profitable basis. For example, under these circumstances, physicians may limit how much or under what circumstances they will prescribe or administer, and patients may decline to purchase, such products. This, in turn, could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition, and future success.

The market for any product candidates for which we may receive regulatory approval will depend significantly on the degree to which these products are listed on third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included on such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. In addition, because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval will be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. We cannot be certain that our product candidates will be considered cost-effective by third-party payors. This process could delay the market acceptance of any product candidates for which we may receive approval and could have a negative effect on our future revenues and operating results.

Other Healthcare Laws

In the United States, the research, manufacturing, distribution, marketing, sale and promotion of drug products and medical devices are subject to numerous regulations by various federal, state and local authorities in addition to the FDA, including but not limited to, the U.S. Department of Health and Human Services, or HHS, and its various divisions, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS. These regulations are enforced by various federal, state and local authorities, including but not limited to, the U.S. Department of Justice, state Attorneys General, state Medicaid Fraud Control Units, HHS’ various enforcement divisions, including but not limited to, the Office of Inspector General, the Office for Human Research Protections, or OHRP, and the Office of Research Integrity and other state and local government agencies. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

We are subject to complex laws pertaining to healthcare “fraud and abuse,” including, but not limited to, the federal Anti-Kickback Statute, the federal False Claims Act, and other state and federal laws.

The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer, or a party acting on its behalf, or a health care provider, to, among other things, knowingly and willfully solicit, receive, offer, or pay any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, that is in return for or intended to induce the referral of business, including the purchase, order, lease or arranging for or recommending the purchase, order or lease of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. This statute has been interpreted broadly. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution. Failure to meet all of the requirements of a particular applicable exception or safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the Affordable Care Act, among other things, amended the intent standard under the federal Anti-Kickback Statute to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. The Affordable Care Act also codified case law that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

In addition, many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws and the potential for additional legal or regulatory change in this area, it is possible that our business activities might be challenged under anti-kickback laws, which could harm our business.

The federal civil False Claims Act prohibits any person or entity from knowingly presenting, or causing to be presented, to federal programs (including Medicare and Medicaid), claims for payment for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, and claims for medically unnecessary items or services, among other things. Although we would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal civil False Claims Act in connection with their marketing of drugs for unapproved, and thus non-reimbursable, uses.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that, among other things, prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

There are also a number of state transparency laws that require manufacturers to make reports to states on pricing information and marketing practices and payments. Many of these laws contain ambiguities as to what is required to comply with the laws. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. In addition, as discussed below, a similar federal requirement requires manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians (defined to include doctors of medicine and osteopathy, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals made in the previous calendar year. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state and federal authorities.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal or state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including significant criminal, civil and/or administrative penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Affordable Care Act

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably, even if they are approved for sale. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, was enacted, which includes measures that have or will significantly change health care delivery and financing by both governmental and private insurers. Among the provisions of the Affordable Care Act of importance to the pharmaceutical industry are the following:

■	The Affordable Care Act increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, from 15.1% to 23.1% and from 11% to 13% of the average manufacturer price, or AMP, for most branded and generic drugs and biologic agents, respectively. The Affordable Care Act also added a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products and potentially impacted manufacturers’ Medicaid Drug Rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits, to be phased-in by 2014. Effective in 2010, the Affordable Care Act expanded the types of entities eligible to receive discounted pricing through the 340B drug pricing program. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

■	Effective in 2011, the Affordable Care Act imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”) as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D.

■	Effective in 2011, the Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications. The Affordable Care Act expanded healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, and added new government investigative powers, and enhanced penalties for noncompliance.

■	Effective in 2013, the Affordable Care Act requires pharmaceutical manufacturers to track and report annually certain financial arrangements with physicians and teaching hospitals, as defined in the Affordable Care Act and its implementing regulations, including reporting any “payments or other transfers of value” made or distributed to such entities, and it will require applicable manufacturers and applicable group purchasing organizations to report annually any ownership and investment interests held by physicians and certain other healthcare providers and their immediate family members, with data collection to be required beginning August 1, 2013, and reporting to Centers for Medicare and Medicaid Services, or CMS, to be required by March 31, 2014, and by the 90th day of each subsequent calendar year.

■	The Affordable Care Act added a new requirement to annually report drug samples that manufacturers and distributors provide to physicians beginning in 2012.

■	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products. The Affordable Care Act created the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

■	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation as of fiscal year 2010.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Employees

As of July 11, 2014, we had 24 full-time employees and three part-time employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our headquarters, where we have office and research and development laboratory space, is in Seattle, Washington, where we sublease 11,000 square feet of space pursuant to a sublease that expires in November 2016, with an option to extend for one additional month. We also lease a 2,058 square foot facility in South San Francisco, California, that is comprised of office space. This lease expires in December 2017, with an option to extend the lease for an additional three years.

Legal Proceedings

TheraVectys

TheraVectys SA v. Henogen SA

In September 2013, TheraVectys SA, or TVS, a French biotechnology company, filed an action in the Commercial Court of Charleroi in Belgium against Henogen SA, or Henogen. Henogen is a contract manufacturing organization with which we contracted for the manufacture of our LV305 product candidate. We were not named as a defendant in the action. In this action, TVS alleged that Henogen was preparing to transfer TVS’s proprietary and patent-protected technology to us by dispatching batches of our lentiviral vector and was acting in breach of an alleged exclusivity obligation towards TVS. On September 11, 2013, Henogen was served with an ex parte order of the Commercial Court of Charleroi temporarily enjoining Henogen from manufacturing, dispatching, delivering, or communicating about batches of lentiviral vectors to any company or individual other than TVS. On September 18, 2013, Henogen filed an opposition to the ex parte order, and, in a hearing on September 19, 2013, requested the annulment of the ex parte order. We filed an application to intervene and our counsel appeared at the hearing in support of Henogen’s request to annul the ex parte order. On October 7, 2013, the Commercial Court of Charleroi issued an order extending the temporary injunction by an additional 15-day period starting on the date of the serving of the judgment by the most diligent party but declining to extend the injunction permanently. We believe the time to appeal that order has expired.

TheraVectys SA v. Immune Design Corp.

In October 2, 2013, TVS filed a complaint against us in the United States District Court for the District of Delaware. TVS alleged that it had entered into a contractual relationship with Henogen in 2010 with respect to the production of lentiviral vector vaccines for TVS. TVS alleged that the contractual relationship with Henogen contained an exclusivity provision limiting Henogen’s ability to participate in the manufacturing process of a vaccine based on lentiviral DNA Flap vectors for third parties and a provision preventing Henogen from sharing or using certain TVS confidential technology for manufacturing processes developed by TVS with or for the benefit of others. TVS alleged that we entered into a contractual relationship with Henogen in 2012 to manufacture lentiviral vectors for vaccines, which TVS contends interfered with its contract with Henogen and resulted in the use of certain TVS confidential information and trade secrets. The complaint asserted three counts for relief: tortious interference with contractual relationship, unfair competition and misappropriation of trade secrets. TVS did not specify its claimed damages, other than to assert that they exceed $75,000. TVS also requested injunctive relief enjoining us from importing, receiving possessing or using lentiviral vector vaccines developed or produced by Henogen, but did not file a motion seeking that relief. The parties entered into several stipulations extending the deadline for us to respond to the complaint. On or about April 7, 2014, TVS filed a Notice of Voluntary Dismissal without prejudice of this lawsuit.

Henogen SA v. TheraVectys SA

In October 2013, Henogen filed an action in the Paris Commercial Court against TVS. We were not a party to this action. The action sought declarations that the provisions of the contract between Henogen and TVS upon which TVS in part based its claims in the Commercial Court of Charleroi is either null or does not apply to Henogen’s contract with us, that Henogen has not engaged in an act of unfair competition and that TVS wrongfully obtained an order of the Commercial Court of Charleroi in Belgium temporarily enjoining Henogen from manufacturing, dispatching, delivering or communicating about batches of lentiviral vectors to any company or individual other than TVS based on unfounded allegations. The action also sought damages, publication of the Paris Commercial Court’s judgment in Belgian and French national newspapers at TVS’s expense, and an order forbidding TVS from initiating any action that could prevent the performance of the contract between Henogen and us for the manufacture of our lentiviral vector. Henogen also requested the Court to appoint an expert to describe the know-how of Henogen prior to its collaboration with TVS and the know-how transferred by us to Henogen and the know-how transferred by TVS to Henogen. TVS requested that the Commercial Court of Paris order Henogen to cease working with us and pay damages to TVS. TVS opposed the appointment of an expert. The Commercial Court of Paris heard arguments from Henogen and TVS at a hearing on March 7, 2014. The Commercial Court of Paris rendered a decision on April 11, 2014. In that decision, the court dismissed all claims raised by Henogen and declined its request for the appointment of an expert. The court determined that Henogen had breached the agreement with TVS and, among other things, ordered Henogen to pay TVS €15,000,000 in compensatory damages, €100,000 for initiating abusive proceedings, €150,000 for legal fees as well as an award for court costs incurred in the matter. The court ordered provisional enforcement of the judgement. On April 14, 2014, Henogen filed an appeal against the judgment and filed summary proceedings to suspend the provisional execution of the judgment. In June 2014, Henogen’s request to suspend the provisional judgment was denied.

European Patent Opposition

In February 2013, a third party filed an opposition at the EPO, requesting revocation of European Patent No. 2068918 directed to GLA formulations and uses. This patent is owned by Infectious Disease Research Institute and under license to us. We are vigorously defending the grant of this patent, with a reply to the opposition brief having been filed on September 27, 2013. No date for an oral hearing has yet been set. This patent is an important part of our proprietary position for GLA in Europe. The final outcome of the proceedings is uncertain and will likely not be known for two to five years.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors.

NAME	AGE	POSITION
Carlos Paya, M.D., Ph.D.	55	President, Chief Executive Officer and Director
Richard T. Kenney, M.D., FACP	56	Chief Medical Officer
Wayne Gombotz, Ph.D.	55	Chief Development Officer
Stephen R. Brady, LL.M., J.D.	44	Chief Business Officer
Jan Henrik ter Meulen, M.D.	51	Chief Scientific Officer
Paul Rickey	35	Vice President, Finance and Administration
Ed Penhoet, Ph.D. (3)	73	Chairman of the Board
Brian Atwood (1)(3)	61	Director
David Baltimore, Ph.D. (3)	76	Director
Franklin Berger (1)(2)	64	Director
William Ringo (1)(2)	68	Director
Peter Svennilson (2)	52	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

The following includes a brief biography for each of our executive officers and directors, with each director biography including information regarding the experiences, qualifications, attributes or skills that caused our board of directors to determine that each member of our board of directors should serve as a director as of the date of this prospectus. There are no family relationships among any of our executive officers or directors.

Executive Officers

Carlos Paya joined Immune Design in May 2011 as our President, Chief Executive Officer and director. He previously served as President of Elan Corporation, a pharmaceutical corporation, which was acquired by Perrigo Company, from November 2008 to April 2011. Before joining Elan Corporation, Dr. Paya was at Eli Lilly & Company, a pharmaceutical corporation, from September 2001 to November 2008, as Vice President, Lilly Research Laboratories. From January 1991 to August 2001, Dr. Paya was Professor of Medicine, Immunology, and Pathology, and Vice Dean of the Clinical Investigation Program at the Mayo Clinic in Rochester, Minnesota. He received his M.D. and Ph.D. degrees from the University of Madrid and underwent postdoctoral training at the Institute Pasteur, Paris, France.

Stephen R. Brady joined Immune Design in September 2013 as our Chief Business Officer. He previously served as Chief Business Officer for 3-V Biosciences, Inc., a biopharmaceutical company, from February 2011 to August 2013, and prior to that, he served as 3-V Bioscience, Inc.’s Vice President, Corporate Development, Strategy and Operations, from February 2010 to February 2011. From April 2007 to March 2010, he was at Proteolox, Inc., a biopharmaceutical company, most recently serving as Vice President, Corporate Development. Prior to Proteolix, Inc., Mr. Brady served as Senior Corporate Counsel at Lexicon Pharmaceuticals, Inc. from 2001 to 2007. Mr. Brady was also a Vice President with Lazard Venture Advisors, a division of Lazard Freres & Co. LLC, from 2000 to 2001, and an associate at Morrison & Foerster LLP from 1996 to 2000. Mr. Brady received a B.A. in English from the University of Oregon, a J.D. from the University of the Pacific and an LL.M. from New York University School of Law.

Wayne Gombotz joined Immune Design in December 2011 as our Chief Development Officer. He previously served as Vice President Pharmaceutical Operations at Omeros Corporation, a biopharmaceutical company, from May 2005 to October 2011. Before joining Omeros Corporation, Dr. Gombotz held several executive management positions including Vice President, Process Science & Pharmaceutical Development at Corixa Corporation, a biotechnology company, from September 2002 to March 2005 and Sr. Director, Analytical Chemistry and Formulation at Immunex

Corporation, a biopharmaceutical company, from April 1993 to September 2002. He was also a staff scientist at Bristol-Myers Squibb and Enzytech Inc. Dr. Gombotz also currently serves as an Advisory Board Chair of the Center for Intracellular Delivery of Biologics and an Advisory Board Member for the University of Washington’s Department of Bioengineering. Dr. Gombotz received an M.S. and Ph.D. degree in Bioengineering from the University of Washington where he is an Affiliate Assistant Professor.

Richard T. Kenney joined Immune Design in September 2013 as our Chief Medical Officer. He previously served as Chief Medical Officer for Crucell Holland BV, from July 2012 to August 2013. From December 2009 to June 2012 he was at Vical Incorporated, a publicly traded biopharmaceutical company, in various key positions, and last served as Senior Vice President, Clinical Development. Dr. Kenney held key positions in vaccine development at GSK Biologicals, a biopharmaceutical company, from December 2005 to November 2009, and he most recently served as Senior Director of Global Clinical R&D. From April 2005 to December 2005 he served as Vice President, Clinical Development of ID Biomedical until it was acquired by GSK Biologicals. Prior to that, Dr. Kenney had various positions at Iomai Corporation from March 2001 to April 2005, where he most recently served as Vice President, Medical and Regulatory Affairs. Dr. Kenney served in the Public Health Service as a Lead Research Investigator at the FDA, Center for Biologics Evaluation and Research, Office of Vaccine Research and Review from July 1995 to February 2001. Dr. Kenney completed his residency in internal medicine at Duke University Medical Center, and received his postdoctoral training at the National Institutes of Health, National Institute of Allergy and Infectious Diseases, completing a fellowship in infectious diseases, and then post-doctoral training in molecular parasitology and tropical medicine. He received board certifications in Internal Medicine and Infectious Diseases. He earned his M.D. degree at Harvard Medical School and graduated with special honors from George Washington University.

Jan Henrik ter Meulen joined Immune Design in October 2013 as our Chief Scientific Officer. He previously served as Executive Director of Vaccine Research and Head of Department of Vaccine Basic Research at Merck Research Laboratories, a pharmaceutical company, from April 2008 to September 2013. Prior to Merck, from March 2003 to April 2008, Dr. ter Meulen served as Executive Director Infectious Diseases at Crucell Holland and, from September 2006 to April 2008, as Chief Scientific Officer at Etna Biotech S.r.l., a subsidiary of Crucell. Dr. ter Meulen has an M.D. from Albert Ludwigs University Freiburg im Breisgau, a medical doctorate from Julius Maximilians University Wuerzburg, a higher doctorate from Philipps University Marburg, a Diploma in Tropical Medicine and Hygiene from the London School, and is a board certified in Clinical Microbiology by the Chambers of Physicians, Hamburg Germany.

Paul Rickey joined Immune Design in July 2009 and serves as our Vice President, Finance and Administration, Secretary and Treasurer. Prior to joining Immune Design, he served in various positions, most recently Corporate Controller of Northstar Neuroscience, a publicly traded medical device company, from July 2006 to June 2009. Prior to that, he served as the Accounting Manager at Mobliss Inc., a wireless software company, from 2004 to 2006 and was an employee of Ernst & Young LLP, an international professional services firm, from 2001 to 2004. Mr. Rickey has a B.A. in Business Administration, Accounting, and Masters in Professional Accounting from the University of Washington. He currently serves on the board of the Northwest Association of Bioscience Financial Officers and received his Certified Public Accountant Certification from the state of Washington and currently holds an active license.

Non-Employee Directors

Ed Penhoet has served as a member of our board of directors since June 2008 and chairman of the board since January 2013. Since June 2000, Dr. Penhoet has been a Director of Alta Partners. He sits on the board of several public and private life sciences companies, including CymaBay Therapeutics, Inc., Scynexis, Inc. and aTYR Pharma, Inc. Dr. Penhoet was the founder of Chiron Corporation, a biotechnology company, where he served as President and Chief Executive Officer June 1981 to April 1998. Dr. Penhoet recently served as the President of the Gordon and Betty Moore Foundation from June 2004 to January 2008. Earlier, from September 1971 to July 1981, Dr. Penhoet was a faculty member of the Biochemistry Department and Dean of the School of Public Health at the University of California, Berkeley. He was the Dean of the School of Public Health at the University of California, Berkeley from July 1998 to June 2002. Dr. Penhoet has an A.B in biology from Stanford University and a Ph.D. from the University of Washington. We believe that Dr. Penhoet’s experience in the venture capital industry, serving as a director of other publicly traded and privately held life science companies and founding and serving as President and Chief Executive Officer of a public life science company, gives him the qualifications, skills and financial expertise to serve on our board of directors.

Brian Atwood has served as a member of our board of directors since May 2008. Mr. Atwood co-founded Versant Ventures in December 1999 where he serves as a managing director, after spending four years at Brentwood Venture Capital where he served as a general partner. Prior to launching his career in venture capital, he was the founder of Glycomed Inc., a publicly traded biotechnology company, where he served as President and Chief Executive Officer from December 1993 to 1995. Prior to Glycomed, Mr. Atwood was a general partner of Brentwood Venture Capital from November 1995 to October 1998. From January 1986 to June 1987, Mr. Atwood co-founded and served as director of Perkin Elmer/Cetus Instruments, a joint venture for robotics automation and genomics research instruments and products later acquired by Perkin Elmer. Mr. Atwood currently serves as a board member at the several public and private companies, including Five Prime Therapeutics, Inc., Veracyte, Inc. and Clovis Oncology, Inc., each of which is a public biopharmaceutical company. Mr. Atwood received a Bachelor’s degree in Biological Sciences from the University of California, Irvine, a Master’s degree from the University of California, Davis, and an MBA from Harvard Business School. We believe that Mr. Atwood’s experience in the venture capital industry, serving as a director of other publicly traded and privately held life science companies and founding and serving as President and Chief Executive Officer of a life science company, gives him the qualifications, skills and financial expertise to serve on our board of directors.

David Baltimore has served as a member of our board of directors since June 2008. Dr. Baltimore is the former president of the California Institute of Technology, where he served from October 1997 to October 2006. Since January 2007, he has served as a scientific partner to the venture capital firm, The Column Group, LP, and from March 2004 to March 2011, he was a director of the Swiss investment company BB Biotech. From February 2007 to February 2009, he served as the president and chair of the American Association of the Advancement of Science and was most recently named Riken Honorary Fellow. In 1975 he was awarded the Nobel Prize in Physiology or Medicine for his research into viral replication that provided the key to understanding the life cycle of retroviruses. Dr. Baltimore presently serves on the board of directors of Amgen, Inc. and Regulus Therapeutics Inc., each of which is a public biopharmaceutical company. Dr. Baltimore received a B.A. from Swarthmore College and a Ph.D. from The Rockefeller University. He is also a member of numerous scientific advisory boards, including that of Regulus Therapeutics Inc. We believe that Dr. Baltimore’s experience in the venture capital industry and serving as a director of other publicly traded and privately held life science companies gives him the qualifications, skills and financial expertise to serve on our board of directors.

Franklin Berger has served as a member of our board of directors since March 2014. Mr. Berger worked at Sectoral Asset Management as a founder of the small-cap focused NEMO Fund from January 2007 through June 2008. From May 1998 to March 2003, he served at J.P. Morgan Securities, most recently as Managing Director, Equity Research and Senior Biotechnology Analyst. Previously, Mr. Berger served in similar capacities at Salomon Smith Barney and Josephthal & Co. Mr. Berger also serves on the boards of directors of BELLUS Health, Inc., Five Prime Therapeutics, Inc. and Seattle Genetics, Inc., each of which is a public biotechnology company. Mr. Berger previously served as a member of the board of directors of Aurinia Pharmaceuticals, Inc., a public biopharmaceutical company, and Emisphere Technologies, Inc., BioTime, Inc. and VaxGen, Inc., each of which were public biopharmaceutical companies during Mr. Berger’s service as a director. Mr. Berger received a B.A. in International Relations and an M.A. in International Economics both from Johns Hopkins University and an M.B.A. from the Harvard Business School. Mr. Berger’s financial background and experience as an equity analyst in the biotechnology industry combined with his experience serving on the boards of directors of multiple public companies is important to our strategic planning and financing activities and give him the qualifications, skills and financial expertise to serve on our board of directors.

William Ringo has served as a member of our board of directors since February 2014. Mr. Ringo is a senior advisor to Barclays Healthcare Group and a strategic advisor to Sofinnova Ventures, where he has served since June 2010 and June 2010, respectively. From April 2008 until his retirement in April 2010, Mr. Ringo was Senior Vice President of Business Development, Strategy and Innovation at Pfizer Inc., a publicly traded pharmaceutical company, and was responsible for guiding Pfizer’s overall strategic planning and business development activities. Prior to joining Pfizer, he served as an executive in residence at Warburg Pincus and Sofinnova Ventures. From August 2004 to April 2006, Mr. Ringo was President and Chief Executive Officer of Abgenix, Inc., a biotechnology firm focused on developing human antibodies as agents to treat cancer and other serious diseases. Mr. Ringo began his career at Eli Lilly & Company in 1973 and during his 28-year tenure he held a number of senior positions, including Product Group President for Oncology and Critical Care, President of Internal Medicine Products, President of the Infectious Diseases Business Unit and Vice President of Sales and Marketing for U.S. Pharmaceuticals. He retired from Lilly in February 2001. From March 2001 to December 2007, he served on various boards of directors, including Encysive Pharmaceuticals, Inc., Inspire Pharmaceuticals, Inc. and InterMune, Inc. where he was the non-executive chairman of the board of directors after serving as interim Chief Executive Officer from June 2003 to September 2003. He also serves on the board of directors of BioCrossroads, a public-private collaboration of corporate, university, government and entrepreneurial leaders that supports Indiana’s life sciences research and corporate strengths in life sciences while encouraging business development in the region. He received a B.S. in business administration and an M.B.A. from the University of Dayton. We believe that Mr. Ringo’s experience in the venture capital industry, serving as an executive and director of other publicly traded and privately held life science companies, gives him the qualifications, skills and financial expertise to serve on our board of directors.

Peter Svennilson has served as a member of our board of directors since March 2013. In February 2007, Mr. Svennilson founded The Column Group, LP, a venture capital firm, and currently serves as its managing partner. Since January 2008, he has served as chairman of the board of Seragon Pharmaceuticals. Mr. Svennilson has also served as a member of the board of NGM Biopharmaceuticals since January 2008. He was the chairman of the board of Aragon Pharmaceuticals from May 2009 until it was acquired by Johnson & Johnson in August 2013. Mr. Svennilson was a board member of PTC Therapeutics from September 2010 until March 2013. Prior to founding The Column Group, LP, he founded Three Crowns Capital, where he served as its managing partner from June 1996 to February 2007. From 1996 to 2006, Mr. Svennilson served as a board member of numerous biotech companies, including Rosetta Informatics, PTC Therapeutics, ChemoCentryx and Somalogic. Prior to Three Crowns Capital, he was the associate managing director in charge of European Investment Banking Origination at Nomura Securities in London. Mr. Svennilson is currently a Trustee for The Institute for Advanced Study in Princeton, New Jersey. Mr. Svennilson received an M.B.A. from the Stockholm School of Economics and Finance. We believe that Mr. Svennilson’s experience in the venture capital industry and serving as a director of other publicly traded life science companies gives him the qualifications, skills and financial expertise to serve on our board of directors.

Composition of the Board of Directors

Our bylaws provide that the size of our board of directors will be determined from time to time by resolution of our board of directors. Our board of directors currently consists of seven directors, six of whom qualify as independent directors under the rules and regulations of the Securities and Exchange Commission, or SEC, and NASDAQ.

Election of Directors

Immediately prior to the completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors. We will have two directors in each of Class I, Class II and three directors in Class III, each serving a staggered three-year term. At each annual meeting of stockholders, our stockholders will elect successors to directors whose terms then expire to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

■	Class I directors will be David Baltimore and Ed Penhoet and their terms will expire at our annual meeting of stockholders to be held in 2015;

■	Class II directors will be Franklin Berger and Peter Svennilson, and their terms will expire at our annual meeting of stockholders to be held in 2016; and

■	Class III directors will be Brian Atwood, Carlos Paya and William Ringo and their terms will expire at our annual meeting of stockholders to be held in 2017.

The classification of our board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Independence of the Board of Directors and Board Committees

Rule 5605 of the NASDAQ Marketplace Rules, or the NASDAQ Listing Rules, requires that independent directors compose a majority of a listed company’s board of directors within one year of listing. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act of 1934, as amended, or the Exchange Act. Under NASDAQ Listing Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. In addition to satisfying general independence requirements under the NASDAQ Listing Rules, members of the compensation committee must also satisfy additional independence requirements set forth in NASDAQ Listing Rule 5605(d)(2). In order to be considered independent for purposes of NASDAQ Listing Rule 5605(d)(2), a member of the compensation committee of a listed company may not, other than in his or her capacity as a member of the board of directors, compensation committee or other board committees accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries. Additionally, the board of directors of the listed company must consider whether the compensation committee member is an affiliated person of the listed company or any of its subsidiaries and, if so, must determine whether such affiliation would impair the director’s judgment as a member of the compensation committee.

In April 2014, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family and other relationships, including those relationships described under “Certain Relationships and Related Party Transactions,” our board of directors determined that none of Messrs. Atwood, Baltimore, Svennilson, Ringo and Berger and Dr. Penhoet, representing six of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Mr. Paya is not considered independent because he currently serves as our President and Chief Executive Officer. Our board of directors also determined that, following this offering, Messrs. Berger and Ringo satisfy the heightened independence standards for the audit committee established by the SEC and the NASDAQ Listing Rules. Furthermore, our board of directors has determined that, following this offering, each member of the compensation, and nominating and corporate governance committees satisfy the independence standards for such committees established by the SEC and the NASDAQ Listing Rules, as applicable. In making these determinations on the independence of our directors, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director. Although the NASDAQ Listing Rules require that a majority of the board of directors and each member of our audit, compensation, and nominating and corporate governance committees be independent, under special phase-in rules applicable to new public companies, we will have until one year from the effective date of this offering to comply with these independence requirements with respect to the composition of our Audit Committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of our company. None of our executive officers serves, or has served during the last three years, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Board Leadership Structure and the Role of the Board in Risk Oversight

Board Leadership Structure

The positions of our chairman of the board and chief executive officer are separated. Separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead our board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer must devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as our board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of the company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors.

Although our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will not require that we separate the chairman of the board and chief executive officer positions, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time. Our board recognizes that depending on the circumstances, other leadership models, such as combining the role of chairman of the board with the role of chief executive officer, might be appropriate. Accordingly, our board may periodically review its leadership structure. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

As required by NASDAQ, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Committees of the Board

Our board of directors has a standing audit committee, compensation committee and nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

The audit committee is responsible for assisting our board of directors in its oversight of the integrity of our financial statements, the qualifications and independence of our independent auditors, and our internal financial and accounting controls. The audit committee has direct responsibility for the appointment, compensation, retention, termination and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee also prepares the audit committee report that the SEC requires to be included in our annual proxy statement.

The members of the audit committee are Franklin Berger, William Ringo and Brian Atwood, and Mr. Berger serves as chair of the audit committee. Currently, our board of directors has determined that Messrs. Berger and Ringo are independent directors under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. We expect that membership of this committee will be changed to comply with independence requirements prior to the end of the phase-in period permitted by NASDAQ. Our board of directors has determined that Mr. Berger qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. The audit committee has adopted a written charter that satisfies the applicable standards of the SEC and the NASDAQ Listing Rules, which we will post on our website upon completion of this offering.

Compensation Committee

The compensation committee approves the compensation objectives for the company, approves the compensation of the Chief Executive Officer and approves or recommends to our board of directors for approval, the compensation for other executives. The compensation committee reviews all compensation components, including base salary, bonus, benefits and other perquisites.

The members of the compensation committee are William Ringo, Franklin Berger and Peter Svennilson, and Mr. Ringo serves as chair of the compensation committee. Each member of the compensation committee is a nonemployee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and an outside director as defined by Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. Currently, our board of directors has determined that all members of the compensation committee are independent directors as defined by the NASDAQ Listing Rules, including NASDAQ Listing Rule 5605(d)(2). The compensation committee has adopted a written charter that satisfies the applicable standards of the SEC and the NASDAQ Listing Rules, which we will post on our website upon completion of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the structure and composition of our board and the board committees. In addition, the nominating and corporate governance committee is responsible for developing and recommending to our board corporate governance guidelines applicable to the company and advising our board on corporate governance matters.

The members of the nominating and corporate governance committee are David Baltimore, Ed Penhoet and Brian Atwood, and Dr. Baltimore serves as chair of the nominating and corporate governance committee. Currently, our board of directors has determined all member of the nominating and corporate governance committee are independent directors as defined by the NASDAQ Listing Rules. The nominating and corporate governance committee has adopted a written charter that satisfies the applicable standards of the NASDAQ Listing Rules, which we will post on our website upon completion of this offering.

Role of the Board in Risk Oversight

We face a number of risks, including those described under the caption “Risk Factors” contained elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on our business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect our corporate strategy, business objectives, compliance, operations, and our financial condition and performance. Our board of directors focuses its oversight on the most significant risks we face and on the processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of our senior management on areas of material risk to our company, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the company.

The audit committee, as part of its responsibilities, oversees the management of financial risks, including accounting matters, liquidity and credit risks, corporate tax positions, insurance coverage, and cash investment strategy and results. The audit committee is also responsible for overseeing the management of risks relating to the performance of the company’s internal audit function, if required, and its independent registered public accounting firm, as well as our systems of internal controls and disclosure controls and procedures. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation and overall compensation and benefit strategies, plans, arrangements, practices and policies. The nominating and corporate governance committee oversees the management of risks associated with our overall compliance and corporate governance practices, and the independence and composition of our board of directors. These committees provide regular reports, on at least a quarterly basis, to the full board of directors.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors including those officers responsible for financial reporting. Upon completion of this offering, we will post the code of business conduct and ethics on our website. We intend to disclose future amendments to the code or any waivers of its requirements on our website to the extent permitted by the applicable rules and exchange requirements.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The following table sets forth information for the year ended December 31, 2013, regarding compensation awarded to or earned by our named executive officers.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS (1) ($)	OPTION AWARDS (2) ($)	ALL OTHER COMPENSATION (3) ($)	TOTAL ($)
Carlos Paya, Ph.D. President and Chief Executive Officer	2013	500,000	218,250	676,171	10,000	1,404,421
Wayne Gombotz, Ph.D. Chief Development Officer	2013	303,905	74,835	108,053	10,000	496,793
Stephen R. Brady, LL.M., J.D. Chief Business Officer	2013	85,458	21,044	291,041	9,958	407,501

(1)	Amounts reflect amounts earned in 2013, which were paid during 2014, based on the achievement of company and individual performance goals and other factors deemed relevant by our board of directors and compensation committee. For 2013, the compensation committee determined that Drs. Paya and Gombotz and Mr. Brady were each entitled to approximately 97% of their target bonuses.
(2)	Amounts listed in this column represent the aggregate fair value of the awards computed as of the grant date of each award in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, rather than amounts paid to or realized by the named individual. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options. These amounts do not necessarily correspond to the actual value that the named executive officers may realize upon exercise.
(3)	Represents the amounts contributed by the company to Drs. Paya’s and Gombotz’s 401(k) plans and, for Mr. Brady, represents (i) $7,000 in reimbursements for legal fees incurred in connection with entering into his employment agreement and (ii) $2,958 contributed by the company to his 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding equity awards held by the named executive officers that were outstanding as of December 31, 2013.

OPTION AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($/SH)	OPTION EXPIRATION DATE
Carlos Paya, Ph.D.	126,124 33,638 — —	(1) (1) (1) (2)	69,165 33,639 61,161 244,648	1.31 1.31 1.48 1.23	6/16/2021 12/8/2021 2/7/2023 12/19/2023
Wayne Gombotz, Ph.D.	29,357 — —	(1) (1) (2)	29,358 6,116 40,697	1.31 1.48 1.23	12/8/2021 2/7/2023 12/19/2023
Stephen R. Brady, LL.M., J.D.	—	(2)	116,819	1.23	12/19/2023

(1)	25% of this option vested on the one year anniversary of the vesting commencement date, and the remainder has vested, or will vest in equal monthly installments over a three-year period of continuous service following the one-year anniversary of the vesting commencement date.
(2)	25% of this option will vest on the one year anniversary of the vesting commencement date, and the remainder will vest in equal monthly installments over a three-year period of continuous service following the one-year anniversary of the vesting commencement date.

Employment Agreements

We entered into new employment agreements with each of our named executive officers. We designed these agreements to be part of a competitive compensation package and to keep our executive officers focused on our business goals and objectives. These agreements provide for base salaries and incentive compensation benefits, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to the company.

Carlos Paya. We entered into an employment agreement with Mr. Paya in June 2014, for the position of President and Chief Executive Officer. Pursuant to Mr. Paya’s employment agreement, he is entitled to an annual base salary of $515,000, which may be increased (or decreased) from time to time based on the review of our Compensation Committee. Dr. Paya is eligible for annual performance bonuses based upon criteria established by our board. Mr. Paya’s annual target bonus is 50% of his annual base salary. Dr. Paya is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Dr. Paya’s employment agreement further provides that in the event his employment is terminated without “cause,” as defined in his employment agreement, or he terminates his employment for “good reason,” as defined in his employment agreement, he is entitled to (i) a lump sum severance payment equal to 12 months base salary, as in effect on the date of his termination, less applicable withholdings, subject to his general release of claims, (ii) 12 months accelerated vesting of outstanding and unvested equity awards issued to Dr. Paya pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. Paya prior to the date of his termination, the lapse of any reacquisition or repurchase rights we hold with respect to such equity awards for the portion of such equity awards as to which such reacquisition or repurchase rights would otherwise have lapsed during the 12 month period following the date of Dr. Paya’s termination; and (iv) if elected by Dr. Paya, payment or reimbursement of COBRA premiums through the earlier of 12 months from his termination date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

If Dr. Paya’s employment is terminated without cause or he terminates his employment for good reason within three months prior to or 12 months after a “change in control” of us, as defined in his employment agreement, he is instead entitled to (i) a lump sum severance payment equal to 18 months of his base salary and pro-rata annual bonus, as in effect on the date of his termination, less applicable withholdings, subject to his general release of claims; (ii) accelerated vesting of all outstanding and unvested equity awards issued to Dr. Paya pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. Paya prior to the date of his termination, the lapse of all reacquisition or repurchase rights we hold with respect to such equity awards; and (iv) if elected by Dr. Paya, payment or reimbursement of COBRA premiums through the earlier of 18 months from his termination date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

The agreement also provides that if any of the payments Dr. Paya would receive in connection with a “change of control” constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments will be either (i) reduced or (ii) paid in full to Dr. Paya, whichever results in Dr. Paya receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

Wayne Gombotz. We entered into an employment agreement with Mr. Gombotz in June 2014 for the position of Chief Development Officer. Pursuant to Dr. Gombotz’s employment agreement, he is entitled to an annual base salary of $312,900, which may be increased (or decreased) from time to time based on the review of our Compensation Committee. Dr. Gombotz is eligible for annual performance bonuses based upon criteria established by our board and our chief executive officer. Dr. Gombotz’s annual target bonus is 25% of his annual base salary and will become 30% of his annual base salary upon completion of this offering. Dr. Gombotz is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Dr. Gombotz’s employment agreement further provides that in the event his employment is terminated without “cause,” as defined in his employment agreement, or he terminates his employment for “good reason,” as defined in his employment agreement, he is entitled to (i) a lump sum severance payment equal to nine months base salary, as in effect on the date of his termination, less applicable withholdings, subject to his general release of claims, (ii) nine months accelerated vesting of outstanding and unvested equity awards issued to Dr. Gombotz pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. Gombotz prior to the date of his termination, the lapse of any reacquisition or repurchase rights we hold with respect to such equity awards for the portion of such equity awards as to which such reacquisition or repurchase rights would otherwise have lapsed during the nine month period following the date of Dr. Gombotz’s termination; and (iv) if elected by Dr. Gombotz, payment or reimbursement of COBRA premiums through the earlier of nine months from his termination date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

If Dr. Gombotz’s employment is terminated without cause or he terminates his employment for good reason within three months prior to or 12 months after a “change in control” of us, as defined in his employment agreement, he is instead entitled to (i) a lump sum severance payment equal to 12 months of his base salary and pro-rata annual bonus, as in effect on the date of his termination, less applicable withholdings, subject to his general release of claims, (ii) accelerated vesting of all outstanding and unvested equity awards issued to Dr. Gombotz pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. Gombotz prior to the date of his termination, the lapse of all reacquisition or repurchase rights we hold with respect to such equity awards; and (iv) if elected by Dr. Gombotz, payment or reimbursement of COBRA premiums through the earlier of 12 months from his termination date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

The agreement also provides that if any of the payments Dr. Gombotz would receive in connection with a “change of control” constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments will be either (i) reduced or (ii) paid in full to Dr. Gombotz, whichever results in Dr. Gombotz receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

Stephen R. Brady. We entered into an employment agreement with Mr. Brady in June 2014, for the position of Chief Business Officer. Pursuant to Mr. Brady’s employment agreement, he is entitled to an annual base salary of $293,000, which will increase to $315,000 upon completion of this offering, and which may be increased (or decreased) from time to time based on the review of our Compensation Committee. Mr. Brady is eligible for annual performance bonuses based upon criteria established by our board and our chief executive officer. Mr. Brady’s annual target bonus is 35% of his annual base salary. Mr. Brady is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Mr. Brady’s employment agreement further provides that in the event his employment is terminated without “cause,” as defined in his employment agreement, or he terminates his employment for “good reason,” as defined in his employment agreement, he is entitled to (i) a lump sum severance payment equal to nine months base salary, as in effect on the date of his termination, less applicable withholdings, subject to his general release of claims, (ii) nine months accelerated vesting of outstanding and unvested equity awards issued to Mr. Brady pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Mr. Brady prior to the date of his termination, the lapse of any reacquisition or repurchase rights we hold with respect to such equity awards for the portion of such equity awards as to which such reacquisition or repurchase rights would otherwise have lapsed during the nine month period following the date of Mr. Brady’s termination; and (iv) if elected by Mr. Brady, payment or reimbursement of COBRA premiums through the earlier of nine months from his termination date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

If Mr. Brady’s employment is terminated without cause or he terminates his employment for good reason within three months prior to or 12 months after a “change in control” of us, as defined in his employment agreement, he is instead entitled to (i) a lump sum severance payment equal to 12 months of his base salary and pro-rata annual bonus, as in effect on the date of his termination, subject to his general release of claims; (ii) accelerated vesting of all outstanding and unvested equity awards issued to Mr. Brady pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Mr. Brady prior to the date of his termination, the lapse of all reacquisition or repurchase rights we hold with respect to such equity awards; and (iv) if elected by Mr. Brady, payment or reimbursement of COBRA premiums through the earlier of 12 months from his termination date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

The agreement also provides that if any of the payments Mr. Brady would receive in connection with a “change of control” constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments will be either (i) reduced or (ii) paid in full to Mr. Brady, whichever results in Mr. Brady receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

Other Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, short and long-term disability, and our 401(k) plan, in each case on the same basis as other employees, subject to applicable laws. We also provide vacation and other paid holidays to all employees, including our named executive officers.

We believe these benefits are important to attracting and retaining experienced executives. Like many private companies, we do not currently provide perquisites to our executive officers.

Tax and Accounting Considerations

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our three other most highly paid executive officers other than our principal financial officer. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We may structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation arrangements and payments that do not comply with the exemptions in Section 162(m).

The compensation committee also takes into account whether components of our compensation program may be subject to the penalty tax associated with Section 409A of the Code, and aims to structure the elements of compensation to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

Equity Benefit Plans

2014 Omnibus Incentive Plan

In April 2014, our board of directors adopted, and in July 2014 our stockholders approved, our 2014 Omnibus Incentive Plan, or the 2014 Plan, for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers. We believe that awarding grants to our executive officers and others will stimulate their efforts toward our continued success, long-term growth and profitability. The 2014 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, dividend equivalent rights, other equity-based awards and cash bonus awards. We have reserved 1,400,000 shares of common stock for issuance pursuant to the 2014 Plan, which includes 132,003 shares reserved for issuance under our 2008 Equity Incentive Plan, or the 2008 Plan, as of March 31, 2014, subject to certain adjustments set forth in the plan. Any shares of common stock related to awards outstanding under the 2008 Plan upon completion of this offering, which thereafter terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares, or are settled in cash, shall be added to, and included in, the 2014 Plan reserve amount. In addition, effective January 1, 2015 and continuing until the expiration of the 2014 Plan, the number of shares of common stock available for issuance under the 2014 Plan will automatically increase annually by 4% of the total number of issued and outstanding shares of our common stock as of December 31 of the immediately preceding year or a lesser amount as determined by our board of directors. This summary is qualified in its entirety by the detailed provisions of the 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Section 162(m) of the Code limits publicly held companies to an annual deduction for U.S. federal income tax purposes of $1,000,000 for compensation paid to each of their principal executive officer and their three highest compensated executive officers (other than the chief executive officer or the chief financial officer) determined at the end of each year, referred to as covered employees. However, certain performance-based compensation is excluded from this limitation. The 2014 Plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) of the Code, but it is not required under the 2014 Plan that awards qualify for this exemption.

Administration of the 2014 Plan. Our compensation committee will administer the 2014 Plan and determine all terms of awards under the plan. Each member of our compensation committee that administers the plan will be both a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, and an “outside director” within the meaning of Section 162(m) of the Code. Our compensation committee will also determine who will receive awards under the plan, the type of award and its terms and conditions and the number of shares of our common stock subject to the award, if the award is equity-based. Our compensation committee will also interpret the provisions of the plan. During any period of time in which we do not have a compensation committee, our board of directors or another committee appointed by our board of directors will administer the plan. References below to the compensation committee include a reference to the board of directors or another committee appointed by the board of directors for those periods in which the board of directors or such other committee appointed by the board of directors is acting.

Eligibility. All of our employees and the employees of our affiliates are eligible to receive awards under the 2014 Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our affiliates may receive awards under the 2014 Plan, other than incentive stock options.

Share Authorization. As stated above, we have reserved 1,400,000 shares of common stock for issuance under the 2014 Plan, which includes all shares of common stock that remain available for issuance under the 2008 Plan as of the completion of this offering. With respect to stock appreciation rights, the number of shares of common stock subject to each award will be counted against the aggregate number of shares of common stock available for issuance under the 2014 Plan regardless of the number of shares of common stock actually issued to settle the stock appreciation right upon exercise. In connection with stock splits, dividends, recapitalizations and certain other events, our board will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that we may issue under the 2014 Plan and the terms of outstanding awards. If any shares of stock covered by an award granted under the 2014 Plan or the 2008 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2014 Plan with respect to such award shall again be available for making awards under the 2014 Plan.

During any time that the transition period under Section 162(m) of the Code has expired or does not apply, the maximum number of shares of common stock subject to options or stock appreciation rights that we can issue under the 2014 Plan to any person is 280,000 in any single calendar year. The maximum number of shares of common stock that we can issue under the 2014 Plan to any person other than pursuant to an option or stock appreciation right is 140,000 in any single calendar year. The maximum amount that any one person may earn as an annual incentive award or other cash award in any calendar year is $1.0 million and the maximum amount that any one person may earn as a performance award or other cash award in respect of a performance period is $3.0 million.

Options. The 2014 Plan authorizes our compensation committee to grant incentive stock options (under Section 421 of the Code) and options that do not qualify as incentive stock options, or non-qualified stock options. Any or all of the shares of stock available for issuance under the 2014 Plan will be available for issuance pursuant to incentive stock options. The compensation committee will determine the exercise price of each option, provided that the price will be equal to at least the fair market value of the shares of common stock on the date on which the option is granted. If we were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of our shares of common stock on the date of grant.

The term of an option cannot exceed 10 years from the date of grant. If we were to grant incentive stock options to any 10% stockholder, the term cannot exceed five years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The compensation committee may accelerate the exercisability of options. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged without stockholder approval. Unless our compensation committee provides otherwise, options generally are not transferable except by will and the laws of descent and distribution. A participant’s award agreement may provide that the participant may transfer his or her non-qualified stock option to a family member in certain circumstances.

The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. We will generally treat options or portions thereof that exceed such limit as non-qualified stock options.

Stock Awards. The 2014 Plan also provides for the grant of stock awards (which includes restricted stock and unrestricted stock). A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. A participant who receives a restricted stock award will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares, except that the board of directors may require any dividends to be reinvested in shares. During the period, if any, when stock awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her award shares.

Stock Appreciation Rights. The 2014 Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a stock appreciation right cannot exceed 10 years from the date of grant. Unless our compensation committee provides otherwise, stock appreciation rights generally are not transferable except by will and the laws of descent and distribution. A participant’s award agreement may provide that the participant may transfer his or her stock appreciation rights to a family member in certain circumstances.

Stock Units. The 2014 Plan also authorizes our compensation committee to grant stock units. Stock units represent the participant’s right to receive a compensation amount, based on the value of the shares of common stock, if vesting criteria established by the compensation committee are met. If the vesting criteria are met, we will pay stock units in cash, shares of common stock or a combination thereof.

Bonuses. We may base cash performance bonuses payable under the 2014 Plan on the attainment of performance goals that the compensation committee establishes that relate to one or more performance criteria described in the plan. Cash performance bonuses, for which there is no minimum payout, must be based upon objectively determinable bonus formulas established in accordance with the plan, as determined by the compensation committee.

Dividend Equivalents. Our compensation committee may grant dividend equivalents in connection with the grant of any equity-based award other than options and appreciation rights. Dividend equivalents may be paid currently or may be deemed to be reinvested in additional shares of stock, which may thereafter accrue additional equivalents and any such reinvestment will be at the fair market value on the date of reinvestment. Dividend equivalents may be payable in cash, shares of common stock or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents.

Performance Awards. The 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered employee imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee may structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

We may select performance goals from one or more of the following: (1) net earnings or net income; (2) operating earnings; (3) pretax earnings; (4) earnings per share of stock; (5) stock price, including growth measures and total stockholder return; (6) earnings before interest and taxes; (7) earnings before interest, taxes, depreciation and/or amortization; (8) sales or revenue growth, whether in general, by type of product or service, or by type of customer; (9) gross or operating margins; (10) return measures, including return on assets, capital, investment, equity, sales or revenue; (11) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; (12) productivity ratios; (13) expense targets; (14) market share; (15) financial ratios as provided in credit agreements of our company; (16) working capital targets; (17) completion of acquisitions of business or companies; (18) completion of divestitures and asset sales; (19) revenues under management; (20) funds from operations; (21) successful implementation of clinical trials, including components thereof; and (22) any combination of any of the foregoing business criteria.

We may base performance goals on a company-wide basis, with respect to one or more business units, subsidiaries or affiliates, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. We may not adjust upward any awards that we intend to qualify as performance-based compensation. The plan administrator retains the discretion to adjust performance-based awards downward, either on a formula or discretionary basis, or any combination as the compensation committee determines. Performance goals may differ from participant to participant and from award to award.

Other Equity-Based Awards. Our compensation committee may grant other types of equity-based awards under the 2014 Plan. Other equity-based awards may be payable in cash, shares of common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by our compensation committee. The terms and conditions that apply to other equity-based awards are determined by the compensation committee.

Change in Control. If we experience a change in control in which equity-based awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity, unless otherwise provided in an award agreement: (1) with the exception of any performance award, all restricted shares will vest, and all stock units and dividend equivalents will vest and the underlying shares will be delivered immediately before the change in control, and (2) at the board of directors’ discretion either all options and stock appreciation rights will become exercisable 15 days before the change in control for a period of 15 days, or all options, stock appreciation rights, restricted shares and stock units may be cancelled before the change in control in exchange for payment of any amount in cash or securities having a value (as determined by our board), in the case of restricted shares or stock units equal to the formula or fixed price per share paid to our stockholders and, in the case of options and stock appreciation rights equal to the product of the number of shares subject to the option or stock appreciation right multiplied by the amount by which the formula or fixed price paid to our stockholders exceeds the exercise price of the option or the stock appreciation right. In the case of performance awards denominated in common stock and stock units, if more than half of the performance period has lapsed, we will convert the awards into restricted stock or stock units based on actual performance to date. If less than half of the performance period has lapsed, or if we cannot determine actual performance, we will convert the awards into restricted stock or stock units assuming target performance has been achieved. In the event that equity-based awards are assumed or continued by the surviving entity or substituted by the surviving entity for similar awards, such awards will continue under their terms with appropriate adjustments as to the number of shares subject to such awards and if applicable, the exercise prices of such awards.

Amendment; Termination. Our board of directors may amend or terminate the 2014 Plan at any time; provided that no amendment may adversely impair the benefits of participants with outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or NASDAQ Listing Rules. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2014 Plan will terminate on the tenth anniversary of the adoption of the plan.

2008 Equity Incentive Plan

General. In June 2008, our board of directors and our stockholders adopted our 2008 Plan, which was subsequently amended in July 2010 and October 2013. Our board of directors has determined not to grant any additional awards under the 2008 Plan after the completion of this offering. However, the 2008 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2008 Plan which, as of March 31, 2014, constitute stock options to purchase 11,889,179 shares of our common stock.

Share Reserve. As of March 31, 2014, a total of 1,657,936 shares of our common stock had been authorized for issuance under the 2008 Plan. As of March 31, 2014, options to purchase a total of 1,454,283 shares of our common stock were issued and outstanding, a total of 71,650 shares of our common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2008 Plan, and 132,003 shares remained available for future grant. Such remaining share balance will become available for issuance under the 2014 Plan upon the closing of this offering.

Types of Awards. Types of Awards. Our 2008 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units and stock appreciation rights to our employees, directors and consultants. Our board of directors has the authority to determine the terms and conditions of the awards granted under the 2008 Plan and to modify outstanding awards under our 2008 Plan. Subject to the terms of our 2008 Plan, our board of directors has the authority to reduce the exercise price of any outstanding option, cancel any option in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Options granted under the 2008 Plan may be early exercised prior to vesting under the terms of our stock option agreement. Under this agreement and upon termination of services, unvested exercised shares are subject to repurchase by the company at the exercise price.

Our 2008 Plan does not allow for the transfer of awards other than by will or the laws of descent or distribution and only the recipient of an award may exercise such award during his or her lifetime, unless our board of directors provides for additional transfer terms as permitted by Rule 701 of the Securities Act. A participant may designate a beneficiary, however, who may exercise the option following the participant’s death and an option may be transferred pursuant to a domestic relations order. Furthermore, until we become subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or after our board of directors determines that we will no longer be relying on the exemption from registration under Rule 12h-1(f) of the Exchange Act, an option or, prior to exercise, the common stock subject to an option may not be pledged, hypothecated or otherwise transferred or disposed of other than to (i) family members through gifts or domestic relations orders, or (ii) to an executor or guardian of the option recipient upon the death or disability of such recipient, unless our board of directors determines to permit transfers to the company or in connection with a change in control or other acquisition transaction involving the company to the extent permitted by Rule 12h-1(f) of the Exchange Act.

Corporate Transaction. Our 2008 Plan provides that except as otherwise stated in a stock award agreement, in the event of a sale or disposition of all or substantially all of our consolidated assets, a sale or disposition of at least 90% of our outstanding securities, a merger, consolidation or similar transaction following which we are not the surviving corporation, or a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction (a corporate transaction), outstanding stock awards granted under the 2008 Plan may be assumed, continued or substituted for similar stock awards by the surviving or acquiring corporation. If the surviving or acquiring corporation does not assume, continue or substitute such stock awards, the vesting of stock awards held by participants whose continuous service has not terminated will accelerate in full to a date prior to the corporate transaction as determined by our board of directors. All stock awards not assumed, continued or substituted for similar stock awards by the surviving or acquiring corporation will terminate upon the corporate transaction. In addition, our board of directors may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction will receive a payment, if any, equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

2014 Employee Stock Purchase Plan

In July 2014, our board of directors adopted the Immune Design Corp. 2014 Employee Stock Purchase Plan, or ESPP, and our stockholders approved the ESPP in July 2014. The ESPP will become effective upon completion of this offering. The purpose of the ESPP is to enable our eligible employees, through payroll deductions or cash contributions, to purchase shares of our common stock, to increase our employees’ interest in our growth and success and encourage employees to remain in our employment. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

We have reserved 155,220 shares of common stock for purchase by our eligible employees. In addition, effective January 1, 2015 and continuing until the expiration of the ESPP, the number of shares of common stock available for purchase by our eligible employees under the ESPP will automatically increase annually on January 1, in an amount equal to the lesser of (i) 1% of the total number of issued and outstanding shares of our common stock as of December 31 of the immediately preceding year, or (ii) 200,000 shares of our common stock, except that our board of directors may act prior to January 1 of any calendar year to provide for an increase of a lesser number of shares (which may be zero). In the event there is any change in the number of outstanding shares of our common stock, or the shares of common stock are changed into or exchanged for a different number or type of shares without receipt of consideration by us (for instance, by a recapitalization or stock split), we will proportionately adjust the number or type of shares that the eligible employees may purchase under the ESPP. The shares of common stock issuable under the ESPP may, in the discretion of our board of directors, be authorized but unissued shares, treasury shares or shares purchased on the open market. This summary is qualified in its entirety by the detailed provisions of the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Offering Periods and Optional Purchase Periods. Our compensation committee will determine the length and duration of the periods during which payroll deductions or other cash payments will accumulate to purchase shares of common stock, which period will not exceed 27 months. Each of these periods is known as an offering period.

Our compensation committee may, but is not required to, permit periodic purchases of common stock within a single offering period. The periods during which payroll deductions or other cash payments will accumulate for these purchases are referred to as purchase periods. No offering periods have been approved at this time.

Administration of the ESPP. Our compensation committee will administer the ESPP. Each member of our compensation committee that administers the ESPP will be both a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, and an “outside director” within the meaning of Section 162(m) of the Code. Our compensation committee will also interpret the provisions of the ESPP, prescribe, amend and rescind rules relating to it, and make all other determinations necessary or advisable in administering the ESPP, all of which determinations will be final and binding. During any period of time in which we do not have a compensation committee, another committee appointed by our board of directors will administer the ESPP. References to our compensation committee include a reference to any other committee appointed by our board of directors for those periods in which such other committee appointed by our board of directors is acting.

Eligibility. Any of our employees may participate in the ESPP, except: (i) an employee whose customary employment is less than 20 hours per week; and (ii) an employee who, after exercising his or her rights to purchase common stock under the ESPP, would own shares of common stock (including shares that may be acquired under any outstanding options) representing 5% or more of the total combined voting power of all classes of our capital stock. An employee must be employed, as determined under the ESPP and applicable guidance, on the last trading day of the purchase period, or a purchase date, to acquire common stock under the ESPP, unless the employee has died prior to such time.

Participation Election. An eligible employee may participate in the ESPP by completing and submitting to us an election form to participate. Such election will authorize us to make payroll deductions on each pay day following enrollment in the ESPP, or if authorized by our compensation committee, participating employees may provide other cash contributions. Our compensation committee will credit the deductions or contributions to the employee’s account under the ESPP. Subject to certain exceptions, an employee may not during any offering period change his or her percentage of payroll deduction or contribution for that offering period, nor may an employee withdraw any contributed funds. A participating employee may decrease his or her rate of contribution once during a purchase period, or change his or her rate of contribution to take effect on the first day of the next offering period, by delivering to us a new election form to participate in the ESPP. A participating employee may terminate payroll deductions or contributions at any time prior to a purchase date.

Purchase Price. Rights to purchase shares of our common stock will be deemed granted to participating employees as of the first trading day of each offering period. Our compensation committee will determine the purchase price for each share, or the purchase price. The purchase price for an offering period may not be less than 85% of the fair market value of our common stock on the first trading day of the offering period or the purchase date, whichever is lower, and in no event may the purchase price be less than the par value of our common stock.

Purchase Limit. No employee may purchase shares of our common stock in any offering period or in any calendar year under the ESPP and all other “employee stock purchase plans” of the company having an aggregate fair market value in excess of $25,000, determined as of the first trading date of the offering period. Prior to the start of an offering period, our compensation committee, in its discretion, may impose an additional limit on the number or value of shares of common stock an employee may purchase during the offering period. We expect that participating employees will be able to contribute between 1% and 15% of their earnings during an offering period.

Purchase of Common Stock. On each purchase date, a participating employee will be credited with the number of whole shares of common stock purchased under the ESPP during such purchase period. Shares of common stock purchased under the ESPP will be held in the custody of an agent designated by our board of directors. The agent may hold such shares in stock certificates in nominee names and may commingle shares held in its custody in a single account or in stock certificates without identification as to individual participating employees. Subject to any additional restrictions imposed by our compensation committee, in its discretion, a participating employee may, at any time following his or her purchase of shares of common stock under the ESPP, instruct the agent to have all or part of such shares reissued in the employee’s own name and have the stock certificate delivered to the employee. Our compensation committee may impose a holding period requirement of up to two years from the date participating employees purchase shares of common stock under the ESPP and require that all sales of shares during the holding period be performed through a licensed broker acceptable to us.

If in any purchase period the number of unsold shares that may be made available for purchase under the ESPP is insufficient to permit eligible employees to exercise their rights to purchase shares, our compensation committee will make a participation adjustment and proportionately reduce the number of shares purchasable by all participating employees. Our compensation committee will refund to a participating employee any funds then remaining in his or her account after such exercise.

Authorized Leave of Absence or Disability. Our compensation committee may suspend payroll deductions for a participating employee who remains an eligible employee during any period of absence of the employee from work due to an authorized leave of absence or disability or, if the employee so elects, he or she may continue to pay periodic cash contributions to the ESPP. If such participating employee returns to active service prior to a purchase date, our compensation committee will resume the employee’s payroll deductions. If such employee did not pay periodic cash contributions during the employee’s period of absence, the employee may elect to either: (i) make up any deficiency in his or her account resulting from a suspension of payroll deductions by an immediate cash payment; (ii) not make up such deficiency in his or her account, in which event the number of shares to be purchased by the employee will be reduced to the number of whole shares that may be purchased with the amount, if any, credited to the employee’s account on the purchase date, plus the aggregate amount, if any, of all payroll deductions to be made thereafter; or (iii) withdraw the amount in his or her account and terminate his or her option to purchase.

Termination of Participation. Our compensation committee will terminate a participating employee’s participation in the ESPP and refund all monies in his or her account if: (i) our board of directors terminates the ESPP; or (ii) the employee ceases to be eligible to participate in the ESPP. In the event a participating employee’s employment terminates, or is deemed terminated, for any reason other than death, the amount in the employee’s account will be distributed and his or her option to purchase will terminate.

If a participating employee terminates participation in the ESPP on account of his or her death, the employee’s representative may elect to either: (a) purchase shares of common stock on the purchase date with the amount then credited to the employee’s account; or (b) withdraw the amount in his or her account.

Transferability of Shares. No participating employee may transfer or assign his or her rights to purchase shares of common stock under the ESPP, whether voluntarily, by operation of law or otherwise. Any payment of cash or issuance of shares of common stock under the ESPP may be made only to the participating employee (or, in the event of the employee’s death, to the employee’s estate). During a participating employee’s lifetime, only such participating employee may exercise his or her rights to purchase shares of common stock under the ESPP.

Amendment; Termination. Our board of directors may, at any time, amend the ESPP in any respect; provided that without stockholder approval, it may not (i) increase the number of shares that may be made available for purchase under the ESPP, or (ii) change the eligibility requirements for participating in the ESPP. Additionally, our board of directors may not make any amendment to the ESPP that impairs the vested rights of participating employees. Our board of directors may terminate the ESPP at any time and for any reason or for no reason; provided that such termination will not impair any rights of participating employees that have vested at the time of termination. In any event, the ESPP will, without further action of our board of directors, terminate at the earlier of (a) ten (10) years after the date of adoption of the ESPP, or (b) such time as all shares of common stock that may be made available for purchase under the ESPP have been issued.

Reorganizations. Upon our dissolution or liquidation, or upon a merger, consolidation or reorganization of the company with one or more other corporations in which we are not the surviving entity, or upon a sale of all or substantially all of our assets or any other transaction approved by our board of directors resulting in any person or entity owning more than 50% of the combined voting power of all classes of our capital stock, the ESPP and all rights outstanding thereunder will terminate, except to the extent provision is made in writing in connection with such transaction for the continuation or assumption of the ESPP, or for the substitution of the rights under the ESPP with new rights covering the stock of the successor entity with appropriate adjustments as to the number and kinds of shares and exercise prices, in which event the ESPP and such rights will continue in the manner and under the terms so provided. Upon termination of the ESPP in this circumstance, the offering period and the purchase period will end on the last trading day prior to such termination, and the rights of each participating employee shall be automatically exercised on such last trading day. Our board of directors will send written notice of an event that will result in such a termination to all participating employees at least ten (10) days prior to the date upon which the ESPP will be terminated.

If we are the surviving corporation in any reorganization, merger or consolidation of the company with one or more other corporations, all outstanding rights under the ESPP will pertain to and apply to the securities to which a holder of the number of shares of our common stock subject to such rights would have been entitled immediately following such reorganization, merger or consolidation, with a corresponding proportionate adjustment of the purchase price per share so that the aggregate purchase price thereafter will be the same as the aggregate purchase price of the shares subject to such rights immediately prior to such reorganization, merger or consolidation.

401(k) Retirement Plan

We maintain a defined contribution employee retirement plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Code so that contributions to our 401(k) plan and income earned on such contributions are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit of $17,500 for 2013 and 2014. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2012 and 2013 may be up to an additional $5,500 above the statutory limit. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary and matching contributions, subject to established limits and a vesting schedule. We have made matching contributions to the plan on behalf of participating employees.

Non-Employee Director Compensation

Cash and Equity Compensation

In April, 2014, our board of directors approved a non-employee director compensation policy, which will be effective for all non-employee directors upon the effective date of the registration statement for this offering. Each non-employee director will receive an annual base retainer of $35,000. In addition, our non-employee directors will receive the following cash compensation for board services, as applicable:

■	the chairman of the board of directors will receive an additional annual retainer of $30,000;

■	each member of our audit, compensation and nominating and corporate governance committees, other than the chairperson, will receive an additional annual retainer of $8,000, $6,000 and $4,000, respectively; and

■	each chairperson of our audit, compensation and nominating and corporate governance committees will receive an additional annual retainer of $20,000, $15,000 and $9,000, respectively.

We will pay all amounts in quarterly installments. We will also reimburse each of our directors for their travel expenses incurred in connection with their attendance at board of directors and committee meetings.

In addition, newly appointed non-employee directors will receive a one-time initial award of options to purchase 23,300 shares of our common stock, which will vest over a three-year period with  1⁄3 of the shares vesting on the first anniversary of the grant date and the remaining shares vesting in equal monthly installments over the following two years, subject to the director’s continued service on the board of directors through each vesting date. Thereafter, each non-employee director will receive an annual award of options to purchase 9,300 shares of our common stock, which will vest in its entirety on the one-year anniversary of the grant date, subject to the director’s continued service on the board of directors.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2013, for their service on our board of directors. Directors who are also our employees receive no additional compensation for their services as directors and are not set forth in the table below.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS (1)(2) ($)	TOTAL ($)
Ed Penhoet, Ph.D.	—	13,880	13,880
Brian Atwood	—	13,880	13,880
David Baltimore, Ph.D.	—	13,880	13,880
Alain Schreiber(3), M.D.	—	13,880	13,880
Peter Svennilson	—	10,666	10,666
Franklin Berger	—	—	—
William Ringo	—	—	—

(1)	Amounts reflect the grant date fair value of option awards granted in 2013 in accordance with ASC 718. For information regarding assumptions underlying the value of equity awards, see Note 1 to our financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation,” included elsewhere in this prospectus. These amounts do not necessarily correspond to the actual value that the named directors may recognize.
(2)	The following table provides information regarding equity awards held by each director as of December 31, 2013:

NAME	OPTIONS OUTSTANDING (#)
Ed Penhoet, Ph.D.	7,339
Brian Atwood	7,339
David Baltimore, Ph.D.	7,339
Alain Schreiber, M.D.	7,339
Peter Svennilson	4,281
Franklin Berger (a)	—
William Ringo (b)	—

(a)	Mr. Berger joined our board of directors in March 2014 and received no compensation for the year ended December 31, 2013. In connection with his nomination to our board of directors, Mr. Berger received a one-time grant of 17,737 options to purchase shares of our common stock.
(b)	Mr. Ringo joined our board of directors in February 2014 and received no compensation for the year ended December 31, 2013. In connection with his nomination to our board of directors, Mr. Ringo received a one-time grant of 17,737 options to purchase shares of our common stock.
(3)	Dr. Schreiber resigned from our board of directors in April 2014.

Limitation of Liability and Indemnification Agreements

Our amended and restated certificate of incorporation and amended and restated bylaws, each to become effective immediately prior to the completion of this offering, provide that we will limit the liability of our directors, and may indemnify our directors and officers, to the maximum extent permitted by the Delaware General Corporation Law, or DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

■	breach of their duty of loyalty to the corporation or its stockholders;

■	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	unlawful payment of dividends or redemption of shares; or

■	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

We have entered into separate indemnification agreements with our directors and officers in addition to the indemnification provided for in our amended and restated bylaws. These indemnification agreements provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of our company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

■	the amounts involved exceeded or will exceed $120,000; and

■	any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under “Executive Compensation—Employment Agreements” and “Executive Compensation—Non-Employee Director Compensation.”

We refer to these transactions as related person transactions.

Convertible Preferred Stock Financings

Series B Convertible Preferred Stock Financing

In June 2010, we entered into a preferred stock financing in which we sold an aggregate of 3,616,529 shares of our Series B convertible preferred stock to six accredited investors at a price per share of $9.41, in four tranches. The first tranche closed in June 2010, at which time we issued 1,276,423 shares of our Series B convertible preferred stock for gross cash proceeds of $12.0 million. The second tranche closed in August 2010, at which time we issued 79,776 shares of our Series B convertible preferred stock for gross cash proceeds of $0.8 million. The third tranche closed in September 2011, at which time we issued 1,130,165 shares of our Series B convertible preferred stock for gross cash proceeds of $10.6 million. The fourth and final tranche closed in November 2012, at which time we issued 1,130,165 shares of our Series B convertible preferred stock for gross cash proceeds of $10.6 million.

NAME	SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK PURCHASED	AGGREGATE PURCHASE PRICE OF SERIES B CONVERTIBLE PREFERRED STOCK ($)
Funds affiliated with Alta Partners (1)	531,843	4,999,997.60
Funds affiliated with ProQuest Investments (2)	1,595,530	14,999,997.40
Funds affiliated with The Column Group, LP (3)	744,580	6,999,997.10
Funds affiliated with Versant Venture Capital (4)	531,840	4,999,997.60

(1)	Mr. Penhoet, a member of our board of directors, is a director of Alta Partners.
(2)	Alain Schreiber is a managing partner of ProQuest Investments and was a member of our board of directors until April 2014.
(3)	Mr. Svennilson, a member of our board of directors is the managing partner of The Column Group, LP. Dr. Baltimore, a member of our board of directors, is a scientific partner of The Column Group, LP. Dr. Roger Perlmutter is a science partner of The Column Group, LP and was a member of our board of directors until March 2013.
(4)	Mr. Atwood, a member of our board of directors, is a managing director of Versant Venture Capital.

Series C Convertible Preferred Stock Financing

In October 2013, we entered into a preferred stock financing in which we issued and sold an aggregate of 3,951,066 shares of our Series C convertible preferred stock to eight accredited investors at a price per share of $8.18, for an aggregate purchase price of $32.3 million. In connection with the sale of our Series C convertible preferred stock, we issued warrants to purchase an aggregate of 1,975,532 shares of our Series C convertible preferred stock, each with an exercise price of $8.18. The table below sets forth shares of the Series C convertible preferred stock and warrants exercisable for shares of our Series C convertible preferred stock purchased by holders of more than 5% of our capital stock and their affiliated entities. Each share of Series C convertible preferred stock in the table below will automatically convert into one share of our common stock upon the close of this offering.

The 2013 warrants are currently exercisable for an aggregate of approximately 1,975,532 shares of Series C convertible preferred stock at an exercise price of $8.18. In April 2014, we amended the 2013 warrants to provide that the 2013 warrants terminate if they are not exercised prior to the closing of this offering. Each of the 2013 warrants contain a customary net issuance feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price. The 2013 warrants will automatically net exercise based on the initial public offering price of $12.00 per share into 629,695 shares of our common stock upon conversion of Series C convertible preferred stock issuable upon exercise of the warrants, at an exercise price equal to $8.18 per share.

NAME	SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK PURCHASED	AGGREGATE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES C CONVERTIBLE PREFERRED STOCK ISSUABLE UPON EXERCISE OF THE 2013 WARRANTS (1)	AGGREGATE PURCHASE PRICE OF SERIES C CONVERTIBLE PREFERRED STOCK ($)
Funds affiliated with Alta Partners (2)	611,620	305,810	5,000,000
Aventis Holdings Inc.	611,620	305,810	5,000,000
Funds affiliated with ProQuest Investments (3)	611,620	305,810	5,000,000
Funds affiliated with The Column Group, LP (4)	856,269	428,134	7,000,000
Topspin Fund L.P.	525,993	262,996	4,300,000
Funds affiliated with Versant Venture Capital (5)	611,620	305,810	5,000,000

(1)	Represents shares of common stock issuable upon conversion of the Series C convertible preferred stock issuable upon exercise of the 2013 warrants immediately prior to the closing of this offering. Does not represent amounts issuable pursuant to the net exercise provisions or amounts issuable in connection with events other than this offering.
(2)	Mr. Penhoet, a member of our board of directors, is a director of Alta Partners.
(3)	Alain Schreiber is a managing partner of ProQuest Investments and was a member of our board of directors until April 2014.
(4)	Mr. Svennilson, a member of our board of directors, is the managing partner of The Column Group, LP. Dr. Baltimore, a member of our board of directors, is a scientific partner of The Column Group, LP.
(5)	Mr. Atwood, a member of our board of directors, is a managing director of Versant Venture Capital.

Participation in this Offering

Certain of our existing stockholders, including certain affiliates of our directors, are purchasing an aggregate of $20.1 million of shares of our common stock in this offering at the initial public offering price.

Voting Agreement

We are party to a voting agreement, or the Voting Agreement, dated October 16, 2013, with certain holders of our common stock and the holders of our preferred stock. Pursuant to the Voting Agreement, holders of our preferred stock have agreed to vote to approve the following: (i) one director to be designated by Alta Partners VIII, L.P., who is currently Ed Penhoet, (ii) one director to be designated by Versant Fund III, L.P., who is currently Brian Atwood, (iii) one director to be designated by The Column Group, LP, who is currently Peter Svennilson and (iv) one director to be designated by ProQuest Investments IV, L.P., who was initially Alain Schreiber until his resignation in April 2014. Certain holders of our common stock have agreed to vote and approve the following: (i) one director designed by the majority of the holders of common stock designated in the Voting Agreement, who is currently David Baltimore, and (ii) one director who is the then current chief executive officer of our company, who is currently Carlos Paya. The holders of our Series C convertible preferred stock have agreed to vote to approve one director who is designated by two-thirds of the then outstanding Series C convertible preferred stock, who was initially Bruce Carter. Additionally, certain holders of our common stock and the holders of our preferred stock have agreed to vote together as a single class to nominate one or more directors nominated by our board of directors.

The Voting Agreement also provides Aventis Holdings Inc. the right to designate one representative to attend all regular and special meetings of our board of directors, subject to specified exceptions.

The Voting Agreement will terminate upon the earlier of (i) the closing of this offering, (ii) October 15, 2023 of the Voting Agreement, (iii) the date of a closing of an acquisition or asset transfer, as defined in our amended and restated certificate of incorporation, as currently in effect or (iv) the written consent of the parties.

Investor Rights Agreement

We are party to an amended and restated investor rights agreement, or the Investor Rights Agreement, dated October 16, 2013, with the holders of our convertible preferred stock. The Investor Rights Agreement provides that the holders of common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we otherwise file. In addition to the registration rights, the Investor Rights Agreement provides for certain information rights and rights of first refusal. The provisions of the investor rights agreement will terminate upon the completion of this offering, other than the registration rights which will terminate upon the earlier of (i) four years after the closing of this offering, (ii) with respect to each stockholder, the date when such stockholder can sell all of its registrable shares, as defined in the Investor Rights Agreement, in a single transaction pursuant to Rule 144 of the Securities Act, (iii) the completion of an acquisition, as defined in our amended and restated certificate of incorporation, as currently in effect or (iv) the completion of an asset transfer, as defined in our amended and restated certificate of incorporation, as currently in effect.

Other Transactions

We entered into various employment-related agreements with our directors and executive officers that, among other things, provide for compensatory benefits. For a description of these agreements, see the sections entitled “Executive Compensation—Offer Letters and Severance Arrangements” and “Executive Compensation—Non-Employee Director Compensation.”

We have entered into indemnification agreements with our current directors and officers. See “Executive Compensation—Limitation of Liability and Indemnification Agreements.”

Policies and Procedures for Related Person Transactions

In April 2014, our board of directors adopted a written related person transaction policy that will be in effect upon completion of this offering. Accordingly, following this offering, all proposed related person transactions must be approved by our audit committee. This review will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from a related person or entities in which the related person has a material interest, and indebtedness, guarantees of indebtedness and employment by us of a related person. A “related person” is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons.

All of the transactions described above were entered into prior to the adoption of this policy and were approved by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of June 30, 2014, and as adjusted to reflect the sale of shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock by:

■	each of our named executive officers;

■	each of our directors;

■	all of our executive officers and directors as a group; and

■	each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our voting securities.

We have based our calculation of beneficial ownership prior to this offering on 10,139,172 shares of common stock outstanding on June 30, 2014, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 9,769,422 shares of our common stock immediately prior to the closing of this offering. We have based our calculation of beneficial ownership after this offering on 15,768,867 shares of our common stock outstanding immediately following the completion of this offering, which gives effect to the issuance of 5,000,000 shares of common stock in this offering and the conversion of all outstanding shares of our preferred stock into an aggregate of 9,769,422 shares of our common stock upon the closing of this offering and assumes the exercise at the closing of the offering, on a net issuance basis, of the 2013 warrants into 629,695 shares of our common stock immediately prior to the closing of this offering upon conversion of Series C convertible preferred stock issuable upon exercise of the 2013 warrants, based on the initial public offering price of $12.00 per share. The actual numbers of shares issued upon exercise of the 2013 warrants is based on the assumptions set forth above and will likely differ from the numbers appearing in this discussion and the following table and footnotes. See “Prospectus Summary—The Offering.” Ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Certain of our existing stockholders, including certain affiliates of our directors, are purchasing an aggregate of $20.1 million of shares of our common stock in this offering at the initial public offering price.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder who beneficially owns more than 5% of any class of our voting securities, as the case may be. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including the right to acquire beneficial ownership of that security within 60 days, including through outstanding options and warrants that are currently exercisable within 60 days of June 30, 2014. Options to purchase shares of our common stock that are exercisable within 60 days of June 30, 2014 are deemed to be beneficially owned by the persons possessing those rights for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Except as indicated in the footnotes below, each of the beneficial owners named in the table below has, and upon completion of this offering will have, to our knowledge, sole voting and investment power with respect to all shares of common stock listed as beneficially owned by him or her, except for shares owned jointly with that person’s spouse. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Immune Design Corp., 1616 Eastlake Ave E., Suite 310, Seattle, Washington 98102.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER	BEFORE OFFERING	AFTER OFFERING	BEFORE OFFERING	AFTER OFFERING
Named Executive Officers and Directors:
Carlos Paya, M.D., Ph.D.(1)	227,732	227,732	2.2%	1.4%
Wayne Gombotz, Ph.D.(2)	41,563	41,563	*	*
Stephen R. Brady LL.M., J.D.	—	—	*	*
Ed Penhoet(3)	2,190,555	2,281,780	21.0%	14.5%
Brian Atwood(4)	2,190,550	2,215,549	21.0%	14.0%
David Baltimore, Ph.D.(5)	85,626	85,626	*	*
Peter Svennilson(6)	2,767,207	2,874,556	26.2%	18.2%
William Ringo	—	—	*	*
Franklin Berger	—	—	*	*
All executive officers and directors as a group (12 persons)	7,528,920	7,752,493	65.5%	48.2%
5% Stockholders:
Alta Partners VIII, L.P.(7)	2,183,216	2,274,441	20.9%	14.4%
Aventis Holdings Inc.(8)	917,430	917,429	8.8%	5.8%
ProQuest Investments IV, L.P.(9)	2,512,960	2,695,757	24.1%	17.1%
The Column Group, LP(10)	2,762,926	2,870,275	26.1%	18.2%
Topspin Fund L.P.(11)	788,989	750,681	7.6%	4.8%
Entities affiliated with Versant Ventures(12)	2,183,211	2,208,210	20.9%	14.0%

*	Represents beneficial ownership of less than one percent.
(1)	Consists solely of 227,732 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2014.
(2)	Consists solely of 41,563 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2014.
(3)	The number of shares beneficially owned before this offering consists of (a) 1,877,406 shares of common stock beneficially held by Alta Partners VIII, L.P. (“Alta Partners”), (b) 305,810 shares of common stock issuable upon exercise of the 2013 warrants that are exercisable within 60 days of June 30, 2014 beneficially held by Alta Partners and (c) 7,339 shares issuable upon the exercise of stock options granted to Dr. Penhoet that are exercisable within 60 days of June 30, 2014. The number of shares beneficially owned after this offering consists of (x) 2,176,965 shares of common stock beneficially held by Alta Partners, (y) 97,476 shares of common stock issuable upon net exercise of the 2013 warrants beneficially owned by Alta Partners, based on the initial public offering price of $12.00 per share and (z) 7,339 shares issuable upon the exercise of stock options granted to Dr. Penhoet that are exercisable within 60 days of June 30, 2014. Dr. Penhoet is a director of Alta Partners and may be deemed to have beneficial ownership of Alta Partners’ interest in the company. Dr. Penhoet disclaims beneficial ownership of shares held by entities affiliated with Alta Partners, except to the extent of his pecuniary interest therein.
(4)

The number of shares beneficially owned before this offering consists of (a) 11,017 shares of common stock beneficially owned by Versant Side Fund III, L.P., (b) 1,866,384 shares of common stock beneficially owned by Versant Venture Capital III, L.P., (c) 1,795 shares of common stock issuable upon exercise of the 2013 warrants that are exercisable within 60 days of June 30,

2014 beneficially owned by Versant Side Fund III, L.P., (d) 304,015 shares of common stock issuable upon exercise of the 2013 warrants that are exercisable within 60 days of June 30, 2014 beneficially owned by Versant Venture Capital III, L.P and (e) 7,339 shares of common stock issuable upon exercise of stock options granted to Mr. Atwood that are exercisable within 60 days of June 30, 2014. The number of shares beneficially owned after this offering consists of (w) 12,387 shares of common stock beneficially owned by Versant Side Fund III, L.P., (x) 2,098,347 shares of common stock beneficially owned by Versant Venture Capital III, L.P., (y) 572 shares of common stock issuable upon net exercise of the 2013 warrants beneficially owned by Versant Side Fund III, L.P., based on the initial public offering price of $12.00 per share, (z) 96,904 shares of common stock issuable upon net exercise of the 2013 warrants beneficially owned by Versant Venture Capital III, L.P., based on the initial public offering price of $12.00 per share and (aa) 7,339 shares of common stock issuable upon exercise of stock options granted to Mr. Atwood that are exercisable within 60 days of June 30, 2014. Mr. Atwood is the managing member of Versant Ventures III, L.L.C., or Versant Ventures, the sole general partner of each of Versant Side Fund III, L.P. and Versant Venture Capital III, L.P., or collectively the Versant Entities, and has voting and dispositive power with respect to these shares. Mr. Atwood disclaims beneficial ownership of shares held by the Versant Entities, except to the extent of his pecuniary interest therein.
(5)	Consists of (a) 78,287 shares of common stock and (b) 7,339 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2014.
(6)	The number of shares beneficially owned before this offering consists of (i) 2,334,792 shares of common stock beneficially held by The Column Group, LP, (ii) 428,134 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days of June 30, 2014 beneficially held by The Column Group, LP and (iii) 4,281 shares of common stock issuable upon exercise of stock options granted to Mr. Svennilson. The number of shares beneficially owned after this offering consists of (x) 2,733,808 shares of common stock beneficially held by The Column Group, LP and (y) 136,467 shares of common stock issuable upon net exercise of the 2013 warrants, based on the initial public offering price of $12.00 per share, beneficially held by The Column Group, LP and (z) 4,281 shares of common stock issuable upon exercise of stock options granted to Mr. Svennilson. Peter Svennilson is a managing partner of The Column Group, LP and may be deemed to have shared voting, investment and dispositive power with respect to these shares. Mr. Svennilson disclaims beneficial ownership of shares held by The Column Group, LP.
(7)	The number of shares beneficially owned before this offering consists of (a) 1,877,406 shares of common stock and (b) 305,810 shares of common stock issuable upon exercise of the 2013 warrants that are exercisable within 60 days of June 30, 2014. The number of shares beneficially owned after this offering consists of (x) 2,176,965 shares of common stock and (y) 97,476 shares of common stock issuable upon net exercise of the 2013 warrants, based on the initial public offering price of $12.00 per share. Alta Partners Management VIII, LLC is the general partner of Alta Partners and shares voting and dispositive power over the shares of our common stock held by Alta Partners. Farah Champsi, Daniel Janney, and Guy Nohra are the managing directors of Alta Partners Management VIII, LLC and share dispositive and voting control with respect to the shares held by Alta Partners. Each individual managing director disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest in such shares. The address of Alta Partners is One Embarcadero Center, 37th Floor, San Francisco, California 94111.
(8)	The number of shares beneficially owned before this offering consists of (a) 611,620 shares of common stock and (b) 305,810 shares of common stock issuable upon exercise of the 2013 warrants exercisable within 60 days of June 30, 2014. The number of shares beneficially owned after this offering consists of (x) 819,953 shares of common stock and (y) 97,476 shares of common stock issuable upon net exercise of the 2013 warrants, based on the initial public offering price of $12.00 per share. Joseph M. Palladino is the President of Aventis Holdings Inc. and may be deemed to have shared voting, investment and dispositive power with respect to these shares. The principal address of Aventis Holdings Inc. is 3711 Kemmett Pike, Suite 200, Greenville, Delaware 19807.
(9)	The number of shares beneficially owned before this offering consists of (a) 2,207,150 shares of common stock and (b) 305,810 shares of common stock issuable upon exercise of the 2013 warrants exercisable within 60 days of June 30, 2014. The number of shares beneficially owned after this offering consists of (x) 2,598,281 shares of common stock and (y) 97,476 shares of common stock issuable upon net exercise of the 2013 warrants, based on the initial public offering price of $12.00 per share. Jay Moorin and Alain Schreiber, M.D. are managing members of ProQuest Associates IV, LLC, the General Partner of ProQuest Investments IV, L.P., and may be deemed to have shared voting, investment and dispositive power with respect to these shares. Each individual managing member disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest in such shares. From July 2010 through April 2014, Dr. Schreiber, was a member of our board of directors. The principal address of each of the ProQuest entities is 2430 Vanderbilt Beach Road, 108-190, Naples, Florida 34109.
(10)	The number of shares beneficially owned before this offering consists of (i) 2,334,792 shares of common stock and (ii) 428,134 shares of common stock issuable upon exercise of the 2013 warrants that are exercisable within 60 days of June 30, 2014. The number of shares beneficially owned after this offering consists of (x) 2,733,808 shares of common stock and (y) 136,467 shares of common stock issuable upon net exercise of the 2013 warrants, based on the initial public offering price of $12.00 per share. Peter Svennilson and David Goeddel are the managing partners of The Column Group GP, LP, which is the general partner of The Column Group, LP and may be deemed to have shared voting, investment and dispositive power with respect to these shares. Each individual managing partner disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest in such shares. The principal address of The Column Group, LP is 1700 Owens Street, Suite 500, San Francisco, California 94158.

(11)	The number of shares beneficially owned before this offering consists of (a) 525,993 shares of common stock and (b) 262,996 shares of common stock issuable upon exercise of the 2013 warrants that are exercisable within 60 days of June 30, 2014. The number of shares beneficially owned after this offering consists of (x) 666,852 shares of common stock and (y) 83,829 shares of common stock issuable upon net exercise of the 2013 warrants, based on the initial public offering price of $12.00 per share. Leo A. Guthart and Steven J. Winick are the managing partners of Topspin Fund L.P. and share voting and investment power with respect to these shares. Each individual managing partner disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest in such shares. The principal address of Topspin Fund L.P. is Three Expressway Plaza, Suite 100, Roslyn Heights, New York 11577.
(12)	The number of shares beneficially owned before this offering consists of (a) 11,017 shares of common stock beneficially owned by Versant Side Fund III, L.P., (b) 1,866,384 shares of common stock of beneficially owned by Versant Venture Capital III, L.P., (c) 1,795 shares of common stock issuable upon exercise of the 2013 warrants that are exercisable within 60 days of June 30, 2014 beneficially owned by Versant Side Fund III, L.P., and (d) 304,015 shares of common stock issuable upon exercise of the 2013 warrants that are exercisable within 60 days of June 30, 2014 beneficially owned by Versant Venture Capital III, L.P. The number of shares beneficially owned after this offering consists of (w) 12,387 shares of common stock beneficially owned by Versant Side Fund III, L.P., (x) 2,098,347 shares of common stock beneficially owned by Versant Venture Capital III, L.P., (y) 572 shares of common stock issuable upon net exercise of the 2013 warrants beneficially owned by Versant Side Fund III, L.P., based on the initial public offering price of $12.00 per share, and (z) 96,904 shares of common stock issuable upon net exercise of the 2013 warrants beneficially owned by Versant Venture Capital III, L.P., based on the initial public offering price of $12.00 per share. Versant Ventures III, LLC, the sole general partner of Versant Venture Capital III, L.P. and Versant Side Fund III, L.P., has voting and dispositive power with respect to these shares. The individual managing members of Versant Ventures III, LLC are Brian G. Atwood, Bradley J. Bolzon, Samuel D. Colella, Ross A. Jaffe, Barbara N. Lubash, Donald B. Milder, William J. Link, Rebecca B. Robertson, and Charles M. Warden, all of whom share voting and investment power with respect to these shares. Mr. Atwood is a member of our board of directors. Each individual managing member disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest in such shares. The principal address of each entity affiliated with Versant Ventures is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of convertible preferred stock, par value $0.001 per share. As of March 31, 2014, there were outstanding:

■	10,139,172 shares of our common stock held by 31 stockholders; and

■	1,454,283 shares of our common stock subject to outstanding options. From April 1, 2014 to July 16, 2014, 367,870 shares of our common stock subject to outstanding stock options were granted, with a weighted-average exercise price of $8.50 per share.

The number of shares shown above assumes the conversion of all outstanding shares of our preferred stock into an aggregate of 9,769,422 shares of our common stock upon the closing of this offering.

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws and by the provisions of applicable Delaware law. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock, convertible preferred stock and warrants reflect changes to our capital structure that will occur immediately in connection with the completion of this offering.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

Dividends

Subject to preferences that may apply to any outstanding convertible preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully Paid and Non-assessable

All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon closing of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our convertible preferred stock will convert into shares of common stock. Upon completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of convertible preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of convertible preferred stock.

Registration Rights

Holders of 11,787,766 shares of our convertible preferred stock, common stock, and preferred stock issuable upon exercise of warrants, have the right to demand that we file a registration statement or request that we cover their shares by a registration statement that we otherwise file, as described below.

Demand Registration Rights

At any time after the earlier of (i) five years after the closing date of the applicable preferred stock financing, or (ii) 180 days after the completion of this offering, a holder of preferred stock having demand registration rights may request that we register all or a portion of their shares of common stock for sale under the Securities Act, in an offering with an aggregate offering price of at least $5.0 million. We will affect the registration as requested, unless, in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its stockholders and should be delayed. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of the shares having demand registration rights may make unlimited requests that we register all or a portion of their common stock for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1.0 million.

Incidental Registration Rights

In addition, if at any time after this offering we register any shares of our common stock, the holders of all shares having piggyback registration rights are entitled to notice of the registration and to include all or a portion of their shares of common stock in the registration.

Other Provisions

In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

We will pay all registration expenses, other than underwriting discounts and selling commissions, and the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any demand, piggyback and Form S-3 registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we must indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they must indemnify us for material misstatements or omissions in the registration statement attributable to them. The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, three years after the completion of this offering.

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

■	Issuance of undesignated convertible preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated convertible preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of convertible preferred stock enables our board of directors to make it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

■	Classified board. Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the board of directors.

■	Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

■	Stockholder action; special meetings of stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of our board of directors or by a majority of our board of directors.

■	Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at our annual meeting of stockholders.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

■	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

■	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

■	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

■	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

■	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may discourage or prevent mergers or other takeover or change of control attempts of our company.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any director, officer or employee to us or our stockholders, any action asserting a claim against us arising pursuant to the DGCL or any action asserting a claim against us that is governed by the internal affairs doctrine. However, several lawsuits involving other companies have been brought challenging the validity of choice of forum provisions in certificates of incorporation, and it is possible that a court could rule that this provision is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

NASDAQ Global Market

Our common stock has been approved for listing on The NASDAQ Global Market under the trading symbol “IMDZ.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of March 31, 2014, upon completion of this offering, 15,768,867 shares of our common stock will be outstanding. The number of shares outstanding upon completion of this offering assumes no exercise of outstanding options and no exercise of the underwriters’ option to purchase additional shares of our common stock.

All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining 10,768,867 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale, subject to compliance with Rule 144 or Rule 701 of the Securities Act of 1933, as amended, or the Securities Act, to the extent these shares have been released from any repurchase option that we may hold.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, 3,363,963 shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 of the Securities Act.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, any person who is not our affiliate at any time during the preceding three months, and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and, after owning such shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock without restriction.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

■	1% of the number of shares of our common stock then outstanding, which will equal approximately 157,689 shares, or shares if the underwriters exercise their option to purchase additional shares, 165,189 immediately following this offering, based on the number of shares of our common stock outstanding upon completion of this offering; or

■	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, 10,768,867 shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-up Agreements

We, along with our directors and executive officers and substantially all of our other stockholders have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock (including any shares issued in this offering or other issuer-directed shares), or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or later acquired, owned directly or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. Jefferies LLC and Leerink Partners LLC, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our equity incentive plans. We expect to file the registration statement covering such shares shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144. For more information on our equity incentive plans, see “Executive and Director Compensation—Equity Benefit Plans.”

Registration Rights

Holders of 11,787,766 shares of our convertible preferred stock, common stock, and preferred stock issuable upon exercise of warrants, have the right to demand that we file a registration statement or request that we cover their shares by a registration statement that we otherwise file. For more information, see “Description of Capital Stock—Registration Rights.” Except for shares purchased by affiliates, registration of the common stock issuable upon conversion of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, subject to the expiration of the lock-up period and to the extent these shares have been released from any repurchase option that we may hold.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated July 23, 2014, among us, Jefferies LLC, and Leerink Partners LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	1,900,000
Leerink Partners LLC	1,900,000
Wells Fargo Securities, LLC	1,200,000

Total	5,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased, other than those shares covered by the option to purchase additional shares of common stock described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.504 per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.168 per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES

Public offering price	$12.00	$12.00	$60,000,000	$69,000,000
Underwriting discounts and commissions paid by us	$0.84	$0.84	$4,200,000	$4,830,000
Proceeds to us, before expenses	$11.16	$11.16	$55,800,000	$64,170,000

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2,573,193. We have also agreed to reimburse the underwriters for certain other expenses in an amount not to exceed $35,000 as set forth in the underwriting agreement.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

Our common stock has been approved for listing on The NASDAQ Global Market under the trading symbol “IMDZ.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

■	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended,

■	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially,

■	enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock,

■	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Leerink Partners LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. In addition, the foregoing shall not apply to issuances of common stock or grants of stock options, restricted stock or other incentive compensation pursuant to the terms of certain stock plans or arrangements described herein.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time. The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of our common stock to be issued in this offering will be passed upon for us by our counsel, Hogan Lovells US LLP, Menlo Park, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2012 and 2013, and for each of the years then ended, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.immunedesign.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

IMMUNE DESIGN CORP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

Stockholders of Immune Design Corp.

We have audited the accompanying balance sheets of Immune Design Corp. (the “Company”) as of December 31, 2012 and 2013, and the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

April 24, 2014, except for paragraph 3 of Note 15, as to which the date is July 14, 2014

IMMUNE DESIGN CORP

BALANCE SHEETS

(in thousands, except share and per share amounts)

	DECEMBER 31,		MARCH 31, 2014	PRO FORMA STOCKHOLDERS’ EQUITY AS OF MARCH 31, 2014
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,762	$30,387	$25,016
Accounts receivable	513	87	12
Inventory	252	17	14
Prepaid expenses	187	179	324

Total current assets	13,714	30,670	25,366
Property and equipment, net	538	295	293
Deferred offering costs	—	—	171

Total assets	$14,252	$30,965	$25,830

Liabilities, convertible preferred stock, and stockholders’ deficit (equity)
Current liabilities:
Accounts payable	$1,079	$866	$937
Accrued liabilities	1,535	1,082	1,203
Deferred rent, current	32	27	32

Total current liabilities	2,646	1,975	2,172
Deferred rent, noncurrent	—	94	87
Convertible preferred stock warrant liability	—	3,336	6,047	$—
Commitments and contingencies
Convertible preferred stock, $0.001 par value per share; 5,969,418, 12,882,593 and 12,882,593 shares authorized at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; 5,818,356, 9,769,422 and 9,769,422 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; liquidation preference of $52,000, $84,300 and $84,300 at December 31, 2012 and 2013 and March 31, 2014 (unaudited); no shares authorized, issued and outstanding, pro forma at March 31, 2014 (unaudited), respectively	51,726	81,394	81,394	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value per share; 7,804,281, 15,045,871 and 15,045,871 shares authorized at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; 360,961, 369,460 and 369,750 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; 100,000,000 shares authorized, 10,768,867 shares issued and outstanding, pro forma at March 31, 2014 (unaudited)	3	3	3	14
Additional paid-in capital	514	775	962	88,392
Accumulated deficit	(40,637)	(56,612)	(64,835)	(64,835)

Total stockholders’ (deficit) equity	(40,120)	(55,834)	(63,870)	$23,571

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$14,252	$30,965	$25,830

The accompanying notes are an integral part of these financial statements.

IMMUNE DESIGN CORP

STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
			(unaudited)
Revenues:
Licensing revenue	$876	$729	$190	$—
Product sales	1,877	870	374	25
Other, net	207	—	—	—

Total revenues	2,960	1,599	564	25
Operating expenses:
Cost of product sales	1,518	669	212	14
Research and development	8,604	11,554	2,543	4,078
General and administrative	3,713	4,433	781	1,446

Total operating expenses	13,835	16,656	3,536	5,538

Loss from operations	(10,875)	(15,057)	(2,972)	(5,513)
Interest and other income	35	37	31	1
Change in fair value of convertible preferred stock warrant liability	—	(955)	—	(2,711)

Net loss attributable to common stockholders	$(10,840)	$(15,975)	$(2,941)	$(8,223)

Basic and diluted net loss per share attributable to common stockholders	$(30.43)	$(43.48)	$(8.14)	$(22.25)

Weighted-average shares used to compute basic and diluted net loss per share attributable to common stockholders	356,215	367,437	361,370	369,656

Pro forma basic and diluted net loss per common share (unaudited)		$(2.28)		$(0.81)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)		7,008,481		10,139,078

The accompanying notes are an integral part of these financial statements.

IMMUNE DESIGN CORP

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share amounts)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, December 31, 2011	4,688,191	$41,111	349,051	$3	$259	$(29,797)	$(29,535)
Issuance of Series B convertible preferred stock for cash at $9.41 per share, net of issuance costs of $10	1,130,165	10,615	—	—	—	—	—
Exercise of stock options	—	—	11,910	—	11	—	11
Stock-based compensation	—	—	—	—	244	—	244
Net loss	—	—	—	—	—	(10,840)	(10,840)

Balance, December 31, 2012	5,818,356	51,726	360,961	3	514	(40,637)	(40,120)

Issuance of Series C convertible preferred stock for cash at $8.18 per share, net of issuance costs of $251	3,951,066	29,668	—	—	—	—	—
Exercise of stock options	—	—	8,499	—	6	—	6
Stock-based compensation	—	—	—	—	255	—	255
Net loss	—	—	—	—	—	(15,975)	(15,975)

Balance, December 31, 2013	9,769,422	81,394	369,460	3	775	(56,612)	(55,834)

Exercise of stock options (unaudited)	—	—	290	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	187	—	187
Net loss (unaudited)	—	—	—	—	—	(8,223)	(8,223)

Balance, March 31, 2014 (unaudited)	9,769,422	$81,394	369,750	$3	$962	$(64,835)	$(63,870)

The accompanying notes are an integral part of these financial statements.

IMMUNE DESIGN CORP

STATEMENTS OF CASH FLOWS

(in thousands)

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
			(unaudited)
Operating activities
Net loss	$(10,840)	$(15,975)	$(2,941)	$(8,223)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	548	407	126	61
Compensation related to stock option grants	244	255	46	187
Revaluation of convertible preferred stock warrant liability	—	955	—	2,711
Other non-cash losses/(gains)	23	94	(29)	—
Changes in operating assets and liabilities:
Accounts receivable	(452)	426	55	75
Inventory	(252)	109	(53)	3
Prepaid expenses	152	8	26	(145)
Accounts payable	504	(213)	(529)	71
Accrued liabilities	623	(453)	(584)	121
Deferred rent	(128)	89	23	(2)

Net cash used in operating activities	(9,578)	(14,298)	(3,860)	(5,141)

Investing activities
Purchases of property and equipment	(294)	(175)	(108)	(59)
Proceeds from the sale of property and equipment	—	43	40	—

Net cash used in investing activities	(294)	(132)	(68)	(59)

Financing activities
Issuance of common stock	11	6	6	—
Deferred offering costs	—	—	—	(171)
Proceeds from sale of convertible preferred stock, net of cash paid for issuance costs	10,615	29,668	—	—
Proceeds from sale of convertible preferred stock warrants	—	2,381	—	—

Net cash provided (used in) by financing activities	10,626	32,055	6	(171)

Net increase (decrease) in cash and cash equivalents	754	17,625	(3,922)	(5,371)
Cash and cash equivalents, beginning of period	12,008	12,762	12,762	30,387

Cash and cash equivalents, end of period	$12,762	$30,387	$8,840	$25,016

Supplemental disclosures:
Accrual of offering costs	$—	$—	$—	$167

The accompanying notes are an integral part of these financial statements.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

1. Description of the Business

Immune Design Corp. (we, us or our) is a clinical-stage immunotherapy company with next-generation in vivo approaches designed to enable the body’s immune system to fight disease. We are developing multiple product candidates from our two discovery platforms, DCVexTM and GLAASTM, which we believe have the potential to treat a broad patient population. Our product candidates, LV305, CMB305 and G100, are in Phase 1 clinical trials. We were incorporated in February 2008 in the state of Delaware. Our operations are headquartered in Seattle, Washington with additional facilities in South San Francisco, California.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). To conform with GAAP, the preparation of our financial statements requires management to make judgments, assumptions, and estimates that affect the amounts reported in our financial statements and accompanying notes. Estimates are used for, but not limited to, accruals for clinical trial activity, other accrued liabilities, and assumptions used in determining stock-based compensation expenses and convertible preferred stock warrant liability. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. Actual results could differ materially from those estimates.

Unaudited Interim Financial Information

The accompanying financial statements as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and the related interim information contained within the notes to the financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and in the opinion of management, reflect all normal recurring adjustments necessary for a fair statement of our financial position as of March 31, 2014 and the results of operations and cash flows for the three months ended March 31, 2013 and 2014. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ended December 31, 2014 or for other future interim periods or years.

Unaudited Pro Forma Stockholders’ Equity

The March 31, 2014 unaudited pro forma stockholders’ equity has been prepared assuming upon the closing of our initial public offering (IPO): (1) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock, (2) the net exercise of Series C convertible preferred stock warrants (2013 warrants) to purchase shares of Series C convertible preferred stock, at the IPO price which will expire upon the closing of the IPO, if not exercised, and the subsequent conversion of such shares into common stock and (3) the related reclassification of the convertible preferred stock warrant liability to common stock and additional paid-in capital. The unaudited pro forma stockholders’ equity does not assume any proceeds from the proposed initial public offering.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with a maturity of 90 days or less at the date of purchase and consist of investments in money market funds. In addition, we maintain cash balances with financial institutions in excess of insured limits and do not anticipate any losses on such cash balances.

Concentration of Risk

We limit our credit risk associated with cash and cash equivalents by placing our investments with banks we believe are highly creditworthy and with highly rated money market funds.

Accounts Receivable

Accounts receivable are amounts due from other companies related primarily to licensing fees, product sales and research and development services. We considered the need for an allowance for doubtful accounts and have

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

concluded that no allowance was needed as of December 31, 2012 or 2013 or March 31, 2014, as the estimated risk of loss on our accounts receivable was determined to be minimal.

Inventory

Inventory is recorded at the lower of cost or market. Cost includes amounts related to materials and labor, and is determined on a specific identification basis in a manner which approximates the first-in, first-out method. We record adjustments to inventory for potentially excess, obsolete, expired, or impaired items. In 2013, we recorded $126,000 in cost of product sales associated with the expiration and obsolescence of product.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life that is generally three years, while leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Maintenance and repairs are expensed as incurred. Asset improvements are capitalized.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset is not recoverable.

Deferred Offering Costs

Deferred offering costs represent legal, accounting and other direct costs related to our efforts to raise capital through an IPO of our common stock. Future costs related to our IPO will be deferred until the closing of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the proceeds.

Accrued Liabilities

Accrued liabilities represent accrued compensation including vacation accruals, unearned revenue and accrued expenses. As part of the process of preparing our financial statements, we are required to estimate our accrued professional services and research and development expenses. This process involves reviewing contracts and vendor agreements, communicating with our applicable personnel to identify services that have been performed on our behalf. We estimate the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us.

We base our expenses related to contract manufacturing and clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple contract manufacturing organizations and clinical research organizations that conduct and manage supply and clinical trials on our behalf. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. To date, we have not experienced any significant adjustments to our estimates.

Leases and Deferred Rent

We have entered into lease agreements for laboratory and office facilities. These leases are classified as operating leases. Rent expense is recognized on a straight-line basis over the term of the lease. Incentives granted under our

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

facilities leases, including allowances to fund leasehold improvements and rent escalations are accrued as deferred rent. Leasehold improvements funded by the lessor are capitalized and are recognized as reductions to rental expense on a straight-line basis over the term of the lease.

Series C Convertible Preferred Stock Warrant Liability

We account for our 2013 warrants in accordance with Accounting Standards Codification (ASC) Topic 480-10, Distinguishing Liabilities from Equity, which requires that a financial instrument, other than an outstanding share, that, at inception, includes an obligation to repurchase the issuer’s equity shares regardless of the timing or likelihood of the redemption, shall be classified as a liability. We measure the fair value of the warrant liability based on the fair value of the warrants which we determine based on an allocation of our enterprise value to all classes of equity and preferred stock, including the warrants. In valuing the warrants, we utilized the income method approach in combination with a Monte Carlo simulation, which is a method that evaluates many possible value outcomes to establish the expected value of an asset. This methodology allows the modeling of securities with complex terms, such as the warrants, where path dependency, floors, caps, triggers, changes of control and down round financing provisions can be taken into account. In each reporting period, we record any change in fair value of the warrants as a non-operating gain or loss in the statements of operations.

Revenue Recognition

We derive our revenue from collaboration and licensing agreements and the sale of products associated with material transfer, collaboration and supply agreements.

Licensing fees, are recognized when the amounts are earned and determinable during the applicable period. We recognize up-front nonrefundable license fees when due under contractual agreements and when we do not have a continuing obligation to provide services related to the agreement. Revenue associated with nonrefundable up-front license fees under arrangements where the license fees and research and development activities cannot be accounted for as separate units of accounting is deferred and recognized as revenue on a straight-line basis over the expected term of our continued involvement in the research and development process. Revenues from the achievement of research and development milestones, if deemed substantive, are recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. If not deemed substantive, we recognize such milestones as revenue on a straight-line basis over the remaining expected term of continued involvement in the research and development process.

Milestones are considered substantive if all of the following conditions are met: (1) the milestone is nonrefundable, (2) achievement of the milestone was not reasonably assured at the inception of the arrangement; (3) substantive effort is involved to achieve the milestone; and (4) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone and any ongoing research and development or other services are priced at fair value. Payments received in advance of work performed are recorded as deferred revenue.

Certain agreements from which we derive our revenue include multiple deliverables. We recognize the revenue for each deliverable at fair value determined to be estimated selling price in cases when neither vendor specific objective evidence nor third-party evidence is available.

Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the customer is fixed or determinable; and (4) collectability is reasonably assured. The evaluation of these revenue recognition criteria requires significant management judgment. For instance, we use judgment to assess collectability based on factors such as the customer’s creditworthiness and past collection history, if applicable. If we determine that collection of a payment is not reasonably assured, revenue recognition is deferred until receipt of payment. We also use judgment to assess whether a price is fixed or determinable including but not limited to, reviewing contractual terms and conditions related to payment terms.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

Revenue from product sales of GLA is recognized when the risk of loss has passed to the customer or deferred until such time that risk of loss has passed. All revenues associated from the sale of GLA products supplied by us are reported under product sales with the applicable costs reported under cost of product sales. Product sales consist of the direct costs associated with the manufacture and formulation of GLA, including costs to purchase raw materials, third-party contract manufacturing costs, assay testing and ongoing product stability testing.

We consider significant revenue concentrations to be customers who account for 10% or more of total revenues generated by us during the periods presented. We had collaboration partners that accounted for 50%, 34% and 12% of revenue for the year ended December 31, 2012; 77% and 13% of revenue for the year ended December 31, 2013; 65% and 27% of revenue for the three months ended March 31, 2013; and 64% and 36% of revenue for the three months March 31, 2014. The collaboration partners owed a total of 34%, 100% and 100% of accounts receivable as of December 31, 2012, December 31, 2013 and March 31, 2014, respectively. We do not believe the loss of such customers would have a material adverse affect on us.

Stock-Based Compensation

We account for stock-based compensation under the fair value method. Stock-based compensation costs recognized during the periods presented were based on option awards granted and vested based on their grant-date fair value, estimated using the Black-Scholes option pricing model. We use the straight-line attribution method for recognizing compensation expense.

We recognize compensation expense for only the portion of options expected to vest. Therefore, management applied an estimated forfeiture rate that was derived from historical employee termination behavior. If the actual number of forfeitures differs from these estimates, adjustments to compensation expense may be required in future periods.

Research and Development

Research and development costs are expensed as incurred. Research and development costs primarily include personnel costs, materials and manufacturing to support clinical trials, fees paid to consultants and outside service providers, costs to conduct clinical trials and allocated overhead. Amounts incurred in connection with collaboration agreements are also included in research and development expense. Payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the operating loss and tax credit carry forwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured at the balance sheet date using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period such tax rate changes are enacted. Our net deferred tax asset has been fully offset by a valuation allowance because of our history of losses. Any potential accrued interest and penalties related to unrecognized tax benefits within operations would be recorded as income tax expense. To date, there have been no interest or penalties charged to us related to the underpayment of income taxes.

Comprehensive Loss

Comprehensive loss is comprised of net loss and certain changes in equity that are excluded from net loss. There was no difference between comprehensive loss and net loss for the years ended December 31, 2012 and 2013 or for the three months ended March 31, 2013 and 2014.

Net Loss Per Share and Pro Forma Net Loss Per Share

We compute net loss per share attributable to common stockholders using the two-class method required for participating securities. We consider all series of our convertible preferred stock to be participating securities. In

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings, are subtracted from net income to determine total undistributed earnings to be allocated to common stockholders.

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. In computing diluted net loss per share attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities, including stock options and warrants. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common equivalent shares outstanding for the period. Diluted net loss per share attributable to common stockholders includes any dilutive effect from outstanding stock options and warrants using the treasury stock method.

The common stock issuable upon the conversion or exercise of the following dilutive securities has been excluded from the diluted net loss per share attributable to common stockholders calculation because their effect would have been antidilutive for the periods presented:

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
			(unaudited)
Convertible preferred stock	5,818,356	9,769,422	5,818,356	9,769,422
Options to purchase common stock	634,455	1,463,747	732,609	1,454,283
2013 warrants to purchase convertible preferred stock	—	1,975,532	—	1,975,532

	6,452,811	13,208,701	6,550,965	13,199,237

The unaudited pro forma basic and diluted loss per share attributable to common stockholders calculation assumes the conversion of all outstanding shares of convertible preferred stock into common stock using the as-if converted method, as if such conversion had occurred as of January 1, 2013 and 2014, or the original issuance date, if later.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	YEAR ENDED DECEMBER 31, 2013	THREE MONTHS ENDED MARCH 31, 2014
	(unaudited)
Numerator
Net loss, as reported	$(15,975)	$(8,223)

Pro forma net loss, as reported	$(15,975)	$(8,223)

Denominator
Shares used in computing basic and diluted net loss per share attributable to common stockholders	367,437	369,656
Adjustment for assumed conversion of convertible preferred stock	6,641,044	9,769,422

Shares used in computing basic and diluted net loss per share attributable to common stockholders	7,008,481	10,139,078

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(2.28)	$(0.81)

Segments

We operate in one segment and use cash flow as the primary measure to manage our business and do not segment the business for internal reporting or decision-making purposes.

Subsequent Events

We consider events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. We evaluated all events and transactions through the date the financial statements were issued.

Recent Accounting Pronouncements

We have reviewed recent accounting pronouncements and concluded that they are either not applicable to the business, or that no material effect is expected on the financial statements as a result of future adoption.

3. Fair Value of Financial Instruments

We measure and record cash and cash equivalents and convertible preferred stock warrant liabilities at fair value in the accompanying financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

Level 1 securities consist of highly liquid money market funds. The fair value of Level 1 assets has been determined using quoted prices in active markets for identical assets.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3 within the valuation hierarchy. The Level 3 liability that is measured at estimated fair value on a recurring basis consists of the convertible preferred stock warrant liability. The estimated fair value of the outstanding convertible preferred stock warrant liability is measured using the income method approach in combination with a Monte Carlo simulation. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date, the multiple scenarios outlining probabilities and the remaining contractual term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the price of the underlying stock.

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	DECEMBER 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$12,379	$—	$—	$12,379

	DECEMBER 31, 2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$30,030	$—	$—	$30,030

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$3,336	$3,336

	MARCH 31, 2014
	(unaudited)
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$24,819	$—	$—	$24,819

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$6,047	$6,047

We classify the convertible preferred stock warrant liability within Level 3 because the warrant liability is valued using valuation models with significant unobservable inputs. The estimated fair value of warrants accounted for as liabilities was determined on the issuance date and are subsequently remeasured to fair value at each reporting date. The change in fair value of the 2013 warrants is recorded in the statements of operations as a non-operating gain or loss by using a Monte Carlo option pricing model with the following assumptions:

Upon the issuance in October 2013 of our Series C convertible preferred stock, we used the following assumptions to estimate fair value: equity value of the entity, different conversion prices for different scenarios, time to maturity of 89-103 weeks under the different exercise scenarios, volatility of 82% and risk free rate of 0.3%.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

For December 31, 2013, we used the following assumptions to estimate fair value: equity value of the entity, different conversion prices for different scenarios, time to maturity of 65-91 weeks under the different exercise scenarios, volatility of 82% and risk free rate of 0.3%.

For March 31, 2014, we used the following assumptions to estimate fair value: equity value of the entity, different conversion prices for different scenarios, time to maturity of 17-78 weeks under the different exercise scenarios, volatility of 87% and risk free rate of 0.3%.

The table below shows the reconciliation of the convertible preferred stock warrant liability measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) (in thousands):

ESTIMATED FAIR VALUE
Balance as of January 1, 2013	$—
Fair value at issuance of convertible preferred stock warrant liability (October 16, 2013)	2,381
Change in fair value of convertible preferred stock warrant liability	955

Balance as of December 31, 2013	3,336

Change in fair value of convertible preferred stock warrant liability (unaudited)	2,711

Balance as of March 31, 2014 (unaudited)	$6,047

4. Inventory

Inventory consists of the following (in thousands):

	DECEMBER 31,		MARCH 31, 2014
	2012	2013
			(unaudited)
Raw materials	$102	$13	$13
Work in process	109	—	—
Finished goods	41	4	1

Total inventory	$252	$17	$14

5. Property and Equipment

Property and equipment consists of the following (in thousands):

	DECEMBER 31,		MARCH 31, 2014
	2012	2013
			(unaudited)
Laboratory equipment	$2,093	$1,934	$1,949
Leasehold improvements	461	98	98
Computer equipment and software	170	188	192
Office equipment, furniture, and fixtures	91	47	79

	2,815	2,267	2,318
Less: accumulated depreciation and amortization	(2,277)	(1,972)	(2,025)

Total property and equipment, net	$538	$295	$293

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

Depreciation and amortization expense was $548,000, $407,000, $126,000 and $61,000 for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2013 and 2014, respectively.

6. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	DECEMBER 31,		MARCH 31, 2014
	2012	2013
			(unaudited)
Accrued research and development and professional services	$700	$405	$976
Employee compensation	508	649	204
Unearned revenue	327	28	23

Total accrued liabilities	$1,535	$1,082	$1,203

7. Series C Convertible Preferred Stock Warrant Liability

In October 2013, pursuant to the issuance of our Series C convertible preferred stock, we issued fully exercisable 2013 warrants for the purchase of 1,975,532 shares of our Series C convertible preferred stock at an exercise price of $8.18 per share. The 2013 warrants will expire at the earlier of two years from issuance upon certain clinical milestones and upon a liquidation event.

All 2013 warrants were unexercised as of December 31, 2013 and March 31, 2014. The estimated fair value for the 2013 warrants as of December 31, 2013 and March 31, 2014 was $3,336,000 and $6,047,000, respectively. The fair value of the 2013 warrants was determined using the income method valuation model in combination with a Monte Carlo simulation in consideration of multiple early exercise triggers associated with the 2013 warrants.

The 2013 warrants will continue to be recorded as a liability until either exercised or expired, at which time, the warrants will be adjusted to fair value and reclassified from liabilities to stockholders’ (deficit) equity. In April 2014, we amended the warrants to provide for their automatic net exercise if the IPO price exceeds the exercise price, immediately prior to the closing of the IPO. The warrants will expire upon the closing of the offering if not exercised.

8. Commitments and Contingencies

Operating Leases

We entered into a non-cancelable operating sublease agreement in September 2008, for office and research facilities at another Seattle, Washington location, and amended the lease in July 2009, September 2009, March 2010, and April 2010. In August 2012, we entered into a lease directly with the landlord of the building under the same material terms as our sublease, which sublease was then terminated. The lease provided for a leasehold improvement allowance of $448,000, which is reflected on the balance sheet as of December 31, 2012 as a leasehold improvement in property and equipment and as deferred rent. The lease also required us to pay additional amounts for operating and maintenance expenses. In March 2013, the lease for this facility expired and the associated leasehold improvements and accumulated depreciation were disposed as of March 31, 2013.

In December 2012, we entered into an operating sublease agreement for lab and office space at our new location in Seattle, Washington. The lease commenced in February 2013 and continues through November 2016, with an option to extend the term for an additional month. The terms of the facility lease provide for rental payments on a monthly basis and on a graduated scale. We recognize rent expense on a straight-line basis over the lease period and accrue for rent expense incurred but not paid. The lease also requires us to pay additional amounts for operating and maintenance expenses. As of December 31, 2013 and March 31, 2014, we have incurred $98,000 in leasehold improvements related to the lease and have recorded accumulated amortization of $22,000 and $29,000 as of December 31, 2013 and March 31, 2014, respectively.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

In December 2013, we entered into a new operating lease agreement for office space in South San Francisco, California. The lease commenced in January 2014 and continues through January 2018, with an option to extend for an additional three years. The terms of the office lease provide for rental payments on a monthly basis and on a graduated scale. We recognize rent expense on a straight-line basis over the lease period and accrue for rent expense incurred but not paid. The lease also requires us to pay additional amounts for operating and maintenance expenses beginning January 2015. With the execution of this lease, we were required to provide a $36,000 letter of credit as a security deposit. As of March 31, 2014, no funds had been drawn down on the letter of credit.

As of December 31, 2013, future minimum lease payments are as follows (in thousands):

2014	$430
2015	454
2016	434
2017	74
2018	6

Total future minimum lease payments	$1,398

Rent expense under operating leases was approximately $325,000 and $561,000, for the years ended December 31, 2012 and 2013, respectively, and $163,000 and $146,000 for the three months ended March 31, 2013 and 2014, respectively.

Contingencies

The table above does not include any potential future milestone payments to third parties as part of certain collaboration and licensing agreements, which could total up to $2.4 million in aggregate payments for the first licensed GLA product we develop, up to $1.3 million in aggregate payments for each subsequent licensed GLA product we develop and up to $1.9 million in aggregate payments for the DCVex products we develop. It also does not include any potential future royalty payments we may be required to make under our licensing agreements as described in Note 9.

Payments under these agreements are not included in the above table due to the uncertainty of the occurrence of the events requiring payment under these agreements, including our share of potential future milestone and royalty payments. These payments generally become due and payable only upon achievement of certain clinical development, regulatory or commercial milestones.

9. License and Collaboration Agreements

In October 2010, we entered into three separate license agreements with MedImmune, LLC (MedImmune) pursuant to which we granted MedImmune a worldwide, sublicensable, exclusive license to use GLA to develop and sell vaccines in three different infectious disease indications. In 2010, MedImmune paid us upfront payments under the license agreements. Under each license agreement, MedImmune is obligated to make additional payments based on achievement of certain development, regulatory, and commercial milestones for the licensed indication. MedImmune is also obligated to pay us a low double-digit percentage share of non-royalty payments that it receives from sublicensees and a mid single-digit royalty payments on net sales of licensed products, which royalty is subject to reduction under certain circumstances. To date, MedImmune has paid us an aggregate of $4.5 million in upfront payments under the license agreements. Under each license agreement, MedImmune is obligated to make additional aggregate payments of $62.9 million to $76.0 million, depending on the infectious disease indication, based on achievement of certain development, regulatory and commercial milestones for the licensed indication.

In May 2013, we entered into a nonexclusive license agreement granting Medicago, Inc. (Medicago) a right to research, develop, and commercialize GLA in the field of pandemic influenza. Medicago paid an upfront payment of

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

$0.5 million under the license agreement, which was fully recognized in 2013, and is also obligated to make additional payments of up to $9.5 million based on achievement of certain development and government contract milestones for the licensed indication. Medicago is also obligated to pay us a mid single-digit royalty on net sales of licensed products, which royalty is subject to reduction under license expiration.

In October 2011, we entered into an amended material transfer agreement with Sanofi US Services, Inc. which included an exclusive option to license GLA in the field of allergy and contract research support in exchange for multiple scheduled payments. We allocated a portion of the total payments as license income and the remaining portion to contract research services. We recognized $0.8 million in license revenue and $0.2 million in other revenue associated with this agreement in 2012.

Under our license agreement with the Infectious Disease Research Institute (IDRI), we are obligated to share with IDRI a percentage of payments received from third party licensees.

In July 2008, we licensed certain rights to research, develop, and commercialize GLA from IDRI and amended the agreement in 2010. We paid an upfront fee and issued shares of our common stock valued at $59,000 for the license. We recorded the upfront cash payment and the fair value of the common stock as research and development expense in 2008, as the licensed rights had no alternative future use.

In addition, we agreed to pay certain fees in the future if we should elect to continue development of the adjuvant technology, including milestone payments upon achievement of certain development and commercialization milestones and royalty payments of single-digit percentage of net sales, if and when commercialized; however, we may terminate our development program at any time without obligation to IDRI.

Through March 31, 2014, we have paid an aggregate of $1.4 million in upfront fees, milestone payments and sublicense revenue related to our sublicensees. We expensed these amounts to research and development expense, as the rights had no alternative future use. In 2013 we paid $140,000 in license related milestone payments which were expensed in research and development expenses. We are obligated to pay IDRI up to $2.4 million in additional payments based on the achievement of certain developmental and regulatory milestones for the first GLA product, and up to $1.3 million in additional payments based on the achievement of certain developmental and regulatory milestones for each subsequent GLA product.

In January 2009, we licensed certain patent rights directed to the production of dendritic cell-targeted therapeutic and prophylactic immunization strategies from the California Institute of Technology (Caltech). In 2009, we issued shares of our common stock valued at $25,000 for this license and charged the fair market value of common stock to research and development, as the rights had no alternative future use. We have made annual minimum royalty payments under the license annually through January 2014. In addition, we agreed to pay certain fees in the future if we should elect to continue development of the related technology, including milestone payments upon achievement of certain development and commercialization milestones and royalty payments on net sales, if and when commercialized, in the low single digit percentage; however, we may terminate our development program at any time without further obligation to Caltech. In addition, we are required to pay Caltech up to an aggregate of $1.6 million in additional payments upon the achievement of certain regulatory and sales milestones.

10. Series C Convertible Preferred Stock

In October 2013, we issued and sold 3,951,066 shares of our Series C convertible preferred stock at a price of $8.18 per share resulting in gross proceeds of $32.3 million, pursuant to a Series C convertible preferred stock and warrant purchase agreement. In connection with the issuance and sale of Series C convertible preferred stock in October 2013, we issued to the purchasers of the 2013 warrants to purchase an aggregate of 1,975,532 shares of our Series C convertible preferred stock at an exercise price of $8.18 per share. The 2013 warrants are immediately exercisable and will terminate at the earlier of two years from issuance, upon certain clinical milestones and upon a liquidation event.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

In November 2012, we received gross proceeds of $10.6 million in exchange for the issuance of 1,130,165 shares of Series B convertible preferred stock at a price per preferred share of $9.41. In aggregate, we received gross proceeds of $34.0 million in exchange for the issuance of 3,616,529 shares of Series B convertible preferred stock at a price per share of $9.41 between October 2010 and November 2012.

In aggregate, we received gross proceeds of $18.0 million in exchange for the issuance of 2,201,827 shares of Series A convertible preferred stock at a price per preferred share of $8.18 between June 2008 and January 2010.

A summary of convertible preferred stock is as follows (amounts in thousands, except share and per share data):

	DECEMBER 31, 2012
	ISSUED PRICE PER SHARE	SHARES AUTHORIZED	SHARES ISSUED AND OUTSTANDING	AGGREGATE LIQUIDATION PREFERENCE	CARRYING VALUE
Series A	$8.18	2,201,834	2,201,827	$18,000	$17,922
Series B	$9.41	3,767,584	3,616,529	34,000	33,804

		5,969,418	5,818,356	$52,000	$51,726

	DECEMBER 31, 2013 AND MARCH 31, 2014
	(March 31, 2014 is unaudited)
	ISSUED PRICE PER SHARE	SHARES AUTHORIZED	SHARES ISSUED AND OUTSTANDING	AGGREGATE LIQUIDATION PREFERENCE	CARRYING VALUE
Series A	$8.18	2,201,834	2,201,827	$18,000	$17,922
Series B	$9.41	3,616,539	3,616,529	34,000	33,804
Series C	$8.18	7,064,220	3,951,066	32,300	29,668

		12,882,593	9,769,422	$84,300	$81,394

Each holder of convertible preferred stock is entitled to the number of votes equal to the number of our shares of common stock into which such shares of convertible preferred stock are convertible. Each share of convertible preferred stock is convertible at the option of the holder into the number of fully paid and non-assessable shares of common stock that result from dividing the original issue price by the conversion price of the convertible preferred stock. Currently, the conversion ratio for each series of convertible preferred stock is 1:1.

Holders of convertible preferred stock are entitled to receive noncumulative dividends at the rate of 8.0% per annum for each share of convertible preferred stock outstanding, when, and if declared by the board of directors. These dividends are payable in preference to common stock dividends. To date, we have not declared or paid any dividends. Convertible preferred stockholders are also entitled to receive dividends in a per share amount equal, on an as-if-converted basis, to the amount paid or set aside for each share of common stock.

In the event of our liquidation, dissolution, or winding up, the holders of convertible preferred stock will be entitled to receive payment out of the assets legally available for distribution for each share of convertible preferred stock held by them, of an amount per share of convertible preferred stock equal to the original issue price plus all declared and unpaid dividends on the convertible preferred stock. In the event that the available funds and assets are insufficient for full payment to the holders of convertible preferred stock on a per-share basis as outlined above, the entire assets and funds legally available for distribution will be distributed ratably among convertible preferred stock in proportion to the full amount to which they would otherwise be respectively entitled. Before any distribution or

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

payment will be made to the holders of any common stock, payment shall be made first to the holders of Series C preferred stock, second to holders of Series B preferred stock, and third to the holders of Series A preferred stock. Upon completion of the distribution of assets as set forth above, all of the remaining assets, if any, will be distributed ratably among the holders of convertible preferred stock, on an as-if converted basis, and common stock.

11. Stockholders’ Deficit

Common Stock

We had 360,961, 369,460 and 369,750 shares of common stock outstanding as of December 31, 2012 and 2013 and March 31, 2014, respectively. Shares of common stock reserved for future issuance were as follows:

	AS OF DECEMBER 31,		AS OF MARCH 31, 2014
	2012	2013
			(unaudited)
Shares to be issued upon conversion of convertible preferred stock	5,818,356	9,769,422	9,769,422
Shares to be issued upon exercise of convertible preferred stock warrants and conversion of convertible preferred stock	—	1,975,532	1,975,532
Shares to be issued upon exercise of outstanding stock options	634,455	1,463,747	1,454,283
Shares available for future stock option grants	146,720	122,829	132,003

Shares of common stock reserved for future issuance	6,599,531	13,331,530	13,331,240

Equity Incentive Plan

In 2008, we adopted the 2008 Equity Incentive Plan (2008 Plan) for eligible employees, officers, directors, and consultants, which provides for the grant of incentive and non-statutory stock options, restricted stock awards, restructured stock unit awards grant, and stock appreciation rights. The terms of the stock awards, including vesting requirements, are determined by the board of directors, subject to the provisions of the 2008 Plan.

Stock options granted under the 2008 Plan generally vest within four years and vested options are exercisable from the grant date until ten years after the date of grant. Vesting of certain employee options may be accelerated in the event of a change in control of our company. We grant stock options to employees with exercise prices equal to the fair value of our common stock on the date of grant. The term of incentive stock options may not exceed ten years from the date of grant. In October 2013, an additional 813,899 shares of common stock were authorized for future grants under the 2008 Plan. There were 1,657,936 shares of common stock authorized under the 2008 Plan as of December 31, 2013 and March 31, 2014.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

Stock Option Activity

Summary stock option information is as follows:

	OPTIONS OUTSTANDING	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACT TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding at January 1, 2012	677,522	$1.12	8.93
Granted	38,367	$1.31
Exercised	(11,910)	$0.95
Cancelled	(66,787)	$1.32
Expired	(2,737)	$0.97

Outstanding at December 31, 2012	634,455	$1.12	7.97	$233

Granted	872,293	$1.27
Exercised	(8,499)	$0.69
Cancelled	(25,141)	$1.41
Expired	(9,361)	$1.26

Outstanding at December 31, 2013	1,463,747	$1.20	8.67	$2,552

Granted (unaudited)	—	$—
Exercised (unaudited)	(290)	$1.31
Cancelled (unaudited)	(9,174)	$1.48
Expired (unaudited)	—	$—

Outstanding at March 31, 2014 (unaudited)	1,454,283	$1.20	8.42	$7,294

Vested and expected to vest after December 31, 2013	1,125,940	$1.19	8.37	$1,982

Exercisable at December 31, 2013	443,715	$1.05	6.73	$842

Vested and expected to vest after March 31, 2014 (unaudited)	1,191,683	$1.19	8.18	$5,990

Exercisable as of March 31, 2014 (unaudited)	498,081	$1.08	6.67	$2,556

As of December 31, 2013, there was $1.2 million of total unrecognized stock-based compensation expense related to nonvested stock options that is expected to be recognized over a weighted-average period of 3.6 years.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

Stock-Based Compensation Expense

Employee stock-based compensation expense recognized was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from those estimates. Total stock-based compensation expense recognized in our accompanying statements of operations is as follows (in thousands):

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
			(unaudited)
Employee:
Research and development	$30	$40	$8	$51
General and administrative	75	111	23	86
Non-Employee:
Research and development	43	39	4	50
General and administrative	96	65	11	—

Total stock-based compensation expense	$244	$255	$46	$187

In October 2013, in connection with the termination of an option holder, we modified stock option awards to accelerate vesting and extend the term of two option awards. As a result of this modification, we evaluated the fair value of the options before and after the modification and recorded $41,000 of non-employee general and administrative stock-based compensation expense, included in the preceding table.

We use the Black-Scholes option pricing model to estimate the fair value of stock options at the grant date. The Black-Scholes option pricing model requires us to make certain estimates and assumptions, including assumptions related to the expected price volatility of our stock, the period during which the options will be outstanding, the rate of return on risk-free investments, and the expected dividend yield of our stock. The fair values of stock options granted to employees were calculated using the following assumptions:

	YEARS ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2012	2013	2013	2014
			(unaudited)
Weighted-average estimated fair value	$0.97	$2.31	$1.09	*
Risk-free interest rate	0.93% - 1.19%	0.97% - 1.99%	0.97% - 1.19%	*
Expected term of options (in years)	5.85 - 6.07	5.45 - 6.08	5.45 - 6.08	*
Expected stock price volatility	90%	90%	90%	*
Expected dividend yield	—%	—%	—%	*

*	No options were granted to employees during the three months ended March 31, 2014.

We used the “simplified method” for options to determine the expected term of our stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option. Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated or is expected to fluctuate during a period. We analyzed the stock price volatility of companies at a similar stage of development to estimate expected volatility of our stock price. The risk-free interest rate assumption was

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of our stock option grants. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from January 1, 2013, as well as the associated per share exercise price, which was the fair value per share of our common stock as determined by our board of directors on the grant date:

DATE OF GRANT	NUMBER OF SHARES SUBJECT TO OPTIONS GRANTED	EXERCISE PRICE PER SHARE	ESTIMATED FAIR VALUE OF COMMON STOCK
February 7, 2013	110,753	$1.48	$1.48
May 23, 2013	19,571	$1.48	$1.48
December 19, 2013	741,969	$1.23	$2.95
April 13, 2014 (unaudited)	56,614	$6.22	$6.22
May 23, 2014 (unaudited)	3,058	$6.22	$6.22
June 23, 2014 (unaudited)	281,578	$8.92	$8.92
June 27, 2014 (unaudited)	29,356	$8.92	$8.92

The estimated fair value of common stock per share in the table above represents the fair value of our common stock for financial reporting purposes. In connection with the preparation of our financial statements for the year ended December 31, 2013, we reassessed our estimate of fair value of our common stock for financial reporting purposes given the estimated fair value of our convertible preferred stock warrant liability. Following this reassessment, it was determined that for financial reporting purposes the fair value of our common stock was higher than the fair value determined by the board of directors at the time of grant on December 19, 2013. The weighted-average grant date fair value of options granted during the years ended December 31, 2012 and 2013 was $0.97 and $2.31, respectively.

12. Income Taxes

No provision for income taxes has been recorded due to the operating losses incurred since inception for which no benefit has been recorded.

The reconciliation of the U.S. income tax rate to the effective income tax rate for continuing operations is as follows:

	AS OF DECEMBER 31,
	2012	2013
Statutory tax rate	35.00%	35.00%
Effect of:
State income taxes net of federal tax benefit	0.00	0.00
Permanent differences	(1.11)	(2.41)
Corrections to deferred assets	0.23	0.00
Other	0.00	0.35
General business credits	0.00	5.41
Change in valuation allowance	(34.12)	(38.35)

Effective tax rate	0.00%	0.00%

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of our deferred taxes are as follows (in thousands):

	AS OF DECEMBER 31,
	2012	2013
Deferred tax assets:
Net operating loss carryforwards	$13,807	$18,898
Research and development credit	1,101	1,969
Depreciation and amortization	95	174
Other temporary differences	141	232

Gross deferred tax assets	15,144	21,273

Deferred tax asset valuation allowance	(15,144)	(21,273)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been offset by a valuation allowance. The valuation allowance relates primarily to net deferred tax assets from operating losses and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by $3.8 million and $6.1 million during 2012 and 2013, respectively.

As of December 31, 2012 and December 31, 2013, we had approximately $39.5 million and $54.0 million in federal net operating loss carryforwards and approximately $1.1 million and $2.0 million in federal research and development tax credit carryforwards, respectively. The net operating losses and federal research credits will begin to expire in varying amounts between 2028 and 2033 if not utilized.

The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of net operating loss and research and development tax credit carryforwards following certain ownership changes (as defined by the Act) that could limit our ability to utilize these carryforwards. We may have experienced an ownership change, as defined by the Act, as a result of past financings. Accordingly, our ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes; therefore, we may not be able to take full advantage of these carryforwards for federal income tax purposes.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders’ equity. We do not have any excess tax deductions on option exercises.

We file income tax returns in the U.S. federal jurisdiction as well and plan to file in the state of California. We are not currently under audit in any tax jurisdiction. Tax years from 2008 through 2013 are currently open for audit by federal and state taxing authorities.

We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2012 and 2013 and three months ended March 31, 2014, we did not have any accrued interest or penalties associated with unrecognized benefits. Additionally, we did not have any unrecognized tax benefits at December 31, 2012, December 31, 2013 or March 31, 2014.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

13. Legal Proceedings

TheraVectys

TheraVectys SA v. Henogen SA

In September 2013, TheraVectys SA, or TVS, a French biotechnology company, filed an action in the Commercial Court of Charleroi in Belgium against Henogen SA (Henogen). Henogen is a contract manufacturing organization with which we contracted for the manufacture of our LV305 product candidate. We were not named as a defendant in the action. In this action, TVS alleged that Henogen was preparing to transfer TVS’s proprietary and patent-protected technology to us by dispatching batches of our lentiviral vector and was acting in breach of an alleged exclusivity obligation towards TVS. On September 11, 2013, Henogen was served with an ex parte order of the Commercial Court of Charleroi temporarily enjoining Henogen from manufacturing, dispatching, delivering or communicating about batches of lentiviral vectors to any company or individual other than TVS. On September 18, 2013, Henogen filed an opposition to the ex parte order, and, in a hearing on September 19, 2013, requested the annulment of the ex parte order. We filed an application to intervene and our counsel appeared at the hearing in support of Henogen’s request to annul the ex parte order. On October 7, 2013, the Commercial Court of Charleroi issued an order extending the temporary injunction by an additional 15-day period starting on the date of the serving of the judgment by the most diligent party but declining to extend the injunction permanently. We believe the time to appeal that order has expired.

TheraVectys SA v. Immune Design Corp.

In October 2013, TVS filed a complaint against us in the U.S. District Court for the District of Delaware. TVS alleged that it had entered into a contractual relationship with Henogen in 2010 with respect to the production of lentiviral vector vaccines for TVS. TVS alleged that the contractual relationship with Henogen contained an exclusivity provision limiting Henogen’s ability to participate in the manufacturing process of a vaccine based on lentiviral DNA Flap vectors for third parties and a provision preventing Henogen from sharing or using certain TVS confidential technology for manufacturing processes developed by TVS with or for the benefit of others. TVS alleged that we entered into a contractual relationship with Henogen in 2012 to manufacture lentiviral vectors for vaccines, which TVS contends interfered with its contract with Henogen and resulted in the use of certain TVS confidential information and trade secrets. The complaint asserted three counts for relief: tortious interference with contractual relationship, unfair competition and misappropriation of trade secrets. TVS did not specify its claimed damages, other than to assert that they exceed $75,000. TVS also requested injunctive relief enjoining us from importing, receiving possessing or using lentiviral vector vaccines developed or produced by Henogen, but did not file a motion seeking that relief. The parties entered into several stipulations extending the deadline for us to respond to the complaint. On or about April 7, 2014, TVS filed a Notice of Voluntary Dismissal without prejudice of this lawsuit.

Henogen SA v. TheraVectys SA

In October 2013, Henogen filed an action in the Paris Commercial Court against TVS. We were not a party to this action. The action sought declarations that the provisions of the contract between Henogen and TVS upon which TVS in part based its claims in the Commercial Court of Charleroi is either null or does not apply to Henogen’s contract with us, that Henogen has not engaged in an act of unfair competition and that TVS wrongfully obtained an order of the Commercial Court of Charleroi in Belgium temporarily enjoining Henogen from manufacturing, dispatching, delivering or communicating about batches of lentiviral vectors to any company or individual other than TVS based on unfounded allegations. The action also sought damages, publication of the Paris Commercial Court’s judgment in Belgian and French national newspapers at TVS’s expense, and an order forbidding TVS from initiating any action that could prevent the performance of the contract between Henogen and us for the manufacture of our lentiviral vector. Henogen also requested the Court to appoint an expert to describe the know-how of Henogen prior to its collaboration with TVS and the know-how transferred by us to Henogen and the know-how transferred by TVS to Henogen. TVS requested that the Commercial Court of Paris order Henogen to cease working with us and pay damages to TVS. TVS opposed the appointment of an expert. The Commercial Court of Paris heard arguments from Henogen

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

and TVS at a hearing on March 7, 2014. The Commercial Court of Paris rendered a decision on April 11, 2014. In that decision, the court dismissed all claims raised by Henogen and declined its request for the appointment of an expert. The court determined that Henogen had breached the agreement with TVS and, among other things, ordered Henogen to pay TVS €15,000,000 in compensatory damages, €100,000 for initiating abusive proceedings, €150,000 for legal fees as well as an award for court costs incurred in the matter. The court ordered provisional enforcement of the judgement. On April 14, 2014, Henogen filed an appeal against the judgment and filed summary proceedings to suspend the provisional execution of the judgment. In June 2014, Henogen’s request to suspend the provisional judgment was denied.

European Patent Opposition

In February 2013, a third party filed an opposition at the EPO, requesting revocation of European Patent No. 2068918 directed to GLA formulations and uses. This patent is owned by IDRI and under license to us. We are vigorously defending the grant of this patent, with a reply to the opposition brief having been filed on September 27, 2013. No date for an oral hearing has yet been set. This patent is an important part of our proprietary position for GLA in Europe. The final outcome of the proceedings is uncertain and will likely not be known for two to five years.

14. Employee Benefit Plan

We sponsor a 401(k) defined contribution plan for our employees. Employee contributions are voluntary. We may match employee contributions in amounts to be determined at our sole discretion. Currently, we have elected to satisfy the safe-harbor rules by matching contributions equal to 100% of employee salary deferrals that do not exceed 3% of the employee’s compensation, plus 50% matching employee salary deferrals between 3% and 5% of the employee’s compensation. Employer contributions have totaled approximately $101,000 and $110,000 for the years ended December 31, 2012 and 2013, respectively, and $28,000 and $41,000 for the three months ended March 31, 2013 and 2014, respectively.

15. Subsequent Events

Stock Option Plan

In April 2014, our board of directors adopted, and in July 2014 our stockholders approved, the 2014 Omnibus Incentive Plan (2014 Plan) which provides for the granting of certain awards to eligible employees, officers, directors, and consultants. Upon approval of the 2014 Plan, we will cease granting stock awards under the 2008 Plan, and any shares of common stock subject to awards under the 2008 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will become available for issuance under the 2014 Plan.

Convertible Preferred Stock Warrants

In April 2014, we amended the warrants to provide for their automatic net exercise if the IPO price exceeds the exercise price, immediately prior to the closing of the IPO. The warrants will expire upon the closing of the offering if not exercised.

Reverse Stock Split

On July 14, 2014, the Company filed an amendment to its amended and restated certificate of incorporation, effecting a 1-for-8.175 reverse stock split. All issued and outstanding stock and per share amounts contained in the Company’s financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

16. Subsequent Events (Unaudited)

Stock Option Plan

Subsequent to March 31, 2014, pursuant to our 2008 Plan, we granted stock options to our employees and directors to purchase an aggregate of 370,606 shares of our common stock at a weighted-average exercise price of $8.49 per share.

IMMUNE DESIGN CORP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 is unaudited)

In April 2014, the board of directors voted to increase total authorized common stock to 100,000,000 and total authorized preferred stock to 10,000,000, which will become effective upon the completion of this offering.

In July 2014, 1,400,000 shares of our common stock were reserved for issuance under the 2014 Plan and 155,520 shares of our common stock were reserved for issuance under our 2014 Employee Stock Purchase Plan, which will become effective immediately prior to the closing of this offering.

5,000,000 Shares

Immune Design Corp.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Jefferies

Leerink Partners

Lead Manager

Wells Fargo Securities

July 23, 2014